UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-38832

Surgalign Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**83-2540607**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

520 Lake Cook Road, Suite 315, Deerfield, Illinois 60015
(Address of Principal Executive Offices) (Zip Code)

(224) 303-4651
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
common stock, $0.001 par value	SRGA	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that registrant was required to submit such files.)   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "accelerated filer", "large accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):   Yes ☐   No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant, based upon the last sale price of the Common Stock reported on the Nasdaq Stock Market as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2022), was approximately $22.1 million.

The number of shares of Common Stock outstanding as of March 24, 2023 was 8,408,123.

DOCUMENTS INCORPORATED BY REFERENCE

As stated in Part III of this Annual Report on Form 10-K, portions of the registrant's definitive proxy statement to be filed for the registrant's 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K.

SURGALIGN HOLDINGS, INC.

FORM 10-K Annual Report
Table of Contents

Page

Part I
Item 1   Business 1
          Company Overview 1
          Strategy 5
          Corporate Information 6
          Industry Overview 7
          Research and Development 9
          Intellectual Property 9
          Competition 11
          Government Regulation and Corporate Compliance 11
          Employees 15
          Available Information 15
Item 1A   Risk Factors 15
Item 1B   Unresolved Staff Comments 38
Item 2   Properties 38
Item 3   Legal Proceedings 39
Item 4   Mine Safety Disclosures 40

Part II
Item 5   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of
            Equity Securities 41
Item 6   Reserved 41
Item 7   Management's Discussion and Analysis of Financial Condition and Results of Operations 42
Item 7A   Quantitative and Qualitative Disclosures About Market Risk 57
Item 8   Financial Statements and Supplementary Data 57
Item 9   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 57
Item 9A   Controls and Procedures 57
Item 9B   Other Information 58
Item 9C   Disclosure Regarding Foreign Jurisdictions That Prevent Inspections 58

Part III
Item 10   Directors, Executive Officers and Corporate Governance 59
Item 11   Executive Compensation 59
Item 12   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
            Matters 59
Item 13   Certain Relationships and Related Transactions, and Director Independence 59
Item 14   Principal Accountant Fees and Services 59

Part IV
Item 15   Exhibits and Financial Statement Schedules 60
Item 16   Form 10-K Summary 64
          Index to Consolidated Financial Statements 65

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about our industry, our management's beliefs and certain assumptions made by our management. Words such as "anticipates," "expects," "intends," "plans," "believes," "projects," "seeks," "estimates," "requires," "hopes," "may," "assumes," or variations of such words and similar expressions are intended to identify such forward-looking statements. Do not unduly rely on forward-looking statements. These statements give our expectations about future performance, but are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to the following: our access to adequate operating cash flow, trade credit, borrowed funds and equity capital to fund our operations, implement restructuring efforts and pay our obligations as they become due; the terms on which external financing may be available, including the impact of adverse trends or disruption in the global credit and equity markets; our ability to continue as a going concern; the need for additional financing to fund future operations; the failure by us to identify, develop and successfully implement our strategic initiatives, particularly with respect to our digital surgery strategy; failure to realize the expected benefits of the Holo Surgical Inc. and Inteneural Networks Inc. acquisitions; the continued impact of COVID-19 variants, particularly in international markets served by us; risks relating to existing or potential litigation or regulatory actions; and other risks detailed in "Risk Factors" below and elsewhere in this document and in our other filings with the SEC. Other factors could also cause actual results to vary materially from the future results indicated in such forward-looking statements. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in this Annual Report on Form 10-K. You should review these risk factors for a more complete understanding of the risks associated with an investment in our securities Forward-looking statements speak only as of the date they are made, and unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1.   BUSINESS.

Company Overview

Surgalign Holdings, Inc. (the "Company" or "we"), is a global medical technology company focused on elevating the standard of care by driving the evolution of digital health. We have developed an artificial intelligence ("AI") and augmented reality ("AR") technology platform called HOLO™ AI, which we view as a powerful suite of AI software technology which connects the continuum of care from the pre-op and clinical stage through post-op care, and is designed to achieve better surgical outcomes, reduce complications, and improve patient satisfaction. We believe HOLO AI is one of the most advanced AI technologies with applications beyond the spine and operating room. Our HOLO Portal™ surgical guidance system, a component of our HOLO AI technology platform, is designed to automatically recognize, identify, and segment patient anatomy to autonomously assist the surgeon throughout the surgical procedure. This proprietary AI-based platform was developed to be an intelligent anatomical mapping technology designed to assist surgeons by allowing them to remain in safe anatomical zones and to enhance surgical performance. We plan to leverage our HOLO AI platform to improve patient outcomes and drive adoption of our spinal hardware implants and biomaterials products. We have launched several new products and are developing a pipeline of new innovative technologies that we plan to integrate with our HOLO AI platform.

In addition to our digital health solutions, we have a broad portfolio of spinal hardware implants, including solutions for fusion procedures in the lumbar, thoracic, and cervical spine, motion, and a minimally invasive surgical implant system for fusion of the sacroiliac joint. We also have a biomaterials portfolio of advanced and traditional orthobiologics.

We currently market and sell products to hospitals, ambulatory surgery centers, and healthcare providers in the United States and in approximately 40 countries worldwide. We are headquartered in Deerfield, Illinois, with commercial, innovation and design centers in San Diego, California; Wurmlingen, Germany; and Warsaw and Poznan, Poland.

Reverse Stock Split

On May 10, 2022, the stockholders of the Company approved the proposal to authorize the Company's Board of Directors (the "Board") to amend the Company's Amended and Restated Certificate of Incorporation to affect a reverse stock split of the Company's common stock (the "Reverse Stock Split"). Following Board approval on May 11, 2022, the Reverse Stock Split became effective on May 16, 2022 at a 1-for-30 ratio. The Reverse Stock Split did not modify any rights or preferences of the shares of the Company's common stock. Proportionate adjustments were made to the exercise prices and the number of shares underlying the Company's outstanding equity awards, as applicable, and warrants, as well as to the number of shares issued and issuable under the Company's equity incentive plans. The Reverse Stock Split did not affect the number of authorized shares of common stock or the par value of the common stock. Unless we indicate otherwise, all per share amounts and references to common shares and common share amounts in this Annual Report on Form 10-K (this "Report") reflect the Reverse Stock Split, and the accompanying financial statements and notes to the financial statements give effect to the Reverse Stock Split and have been retroactively applied.

Recent Acquisitions and Disposition

Acquisition of Equity Interest in INN

On December 30, 2021, we completed a Stock Purchase Agreement ("INN Purchase Agreement") to acquire 42% of Inteneural Networks Inc. ("INN") for a non-exclusive license to use INN's proprietary AI technology for autonomously segmenting and identifying neural structures in medical images and helping identify possible pathological states in order to advance our digital health strategy. At the time of acquisition, INN was a private technology company engaged in the development of technology to harness machine learning ("ML") and AI with the goal of autonomously and accurately identify and segment neural structures in medical images and integrate specific reference information regarding possible pathological states to physicians caring for patients. The acquisition of INN propels our AI capabilities and our future growth. As consideration for the 42% ownership, we paid total consideration of $19.9 million which consisted of $5.0 million in cash, issuance to the sellers 227,359 shares of our common stock with a fair value of $4.9 million and issuance of two unsecured promissory notes to the Sellers in an aggregate principal amount of $10.6 million with a fair value of $10.0 million. Pursuant to the INN Purchase Agreement, subject to certain contingencies, we are obligated to purchase up to 100% of the equity of INN if the three additional clinical, regulatory, and revenue milestones are met. With the achievement of each milestone and the satisfaction of the related contingencies, we project to acquire an additional 19.3% equity interest in INN for $19.3 million.

Prompt Prototypes LLC Acquisition

On April 30, 2021, we entered into an Asset Purchase Agreement with Prompt Prototypes LLC ("Prompt"). The Company purchased the assets of Prompt to expand its research and development capabilities, and create the capacity to produce certain medical prototypes. Pursuant to the terms of the Agreement, we purchased specific assets and assumed certain liabilities of Prompt for a purchase price of $1.1 million. At the closing, we paid $0.3 million in cash and issued restricted shares with an aggregate fair market value of $0.2 million to the seller. The remaining $0.6 million of the purchase price was required to be paid to the seller, contingent on the continued employment with the us, in the form of cash and restricted shares in two equal amounts on the 18th and 36th month anniversary of the closing date. On October 30, 2022, we issued our first payment to coincide with the 18-month anniversary from the closing date which consisted of $0.2 million of cash and issuance of restricted shares with an aggregate fair market value of $0.1 million. The second payment is considered future compensation and is expected to be paid on the 36th month anniversary of the closing date.

Disposition of Coflex and Cofix product lines

On February 28, 2023, pursuant to an Equity Purchase Agreement (the "Coflex Purchase Agreement") by and among our indirect subsidiary Surgalign SPV, Inc., a Delaware corporation ("Surgalign SPV"), Surgalign Spine Technologies, Inc, a Delaware corporation and sole stockholder of Surgalign SPV (the "Seller"), the Company and Xtant Medical Holdings, Inc., a Delaware corporation ("Xtant"), Xtant acquired 100% of the issued and outstanding equity of Surgalign SPV, from the Seller (the "Coflex Transaction"). The aggregate consideration paid in the Coflex Transaction for 100% of Surgalign SPV's equity securities was $17.0 million in cash. As a result of the Coflex Transaction, Xtant acquired our Coflex and Cofix product lines in the United States and worldwide intellectual property rights therein. The Seller, Surgalign SPV and Xtant also entered into a Transition Services Agreement, dated as of February 28, 2023 (the "Transition Services Agreement"), in connection with the Coflex Transaction pursuant to which the Seller has agreed to provide certain transition services to Xtant immediately after the closing for an agreed upon transition period.

COVID-19

The coronavirus ("COVID-19") pandemic significantly impacted our business results of operations and financial condition in fiscal years 2021 and 2022. At the height of the COVID-19 pandemic, governments implemented extraordinary measures to slow the spread of the virus, which included the mandatory closure of businesses, restrictions on travel and gatherings, quarantine and physical distancing requirements, and vaccine mandates. While market conditions have improved throughout the country and on a global scale, many government agencies in conjunction with hospitals and healthcare systems continue to defer, reduce or suspend certain elective surgical procedures. The COVID-19 pandemic has also adversely impacted supply chains and hospitals' staffing and administrative functions, resulting in several delays. We may continue to see delays on this front and both delays and reductions in procedural volumes as hospital systems and/or patients elect to defer spine surgery procedures, and the unpredictability of emerging variants may create unforeseen impacts on business operations.

During 2021 and 2022, we raised additional capital to solidify our financial foundation and we continue to invest in our digital health strategy, invest in our teams, and improve operating processes, while taking steps to position the Company for long-term success and improve patient outcomes notwithstanding the COVID-19 pandemic and/or additional variants. Further discussion of the potential impacts on our business from the COVID-19 pandemic is provided under Part I, Item 1A – Risk Factors.

Going Concern

The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern and in accordance with generally accepted accounting principles in the United States of America. The going concern basis of presentation assumes that we will continue in operation one year after the date these financial statements are issued, and we will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. However, as discussed below, management has concluded that substantial doubt exists with respect to the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

As of December 31, 2022, the Company had cash of $16.3 million and an accumulated deficit of $624.2 million. For the year ended December 31, 2022, the Company had a loss from continuing operations of $54.6 million and a net loss applicable to Surgalign Holdings, Inc. of $54.6 million. The Company has incurred losses from operations in the previous two fiscal years and did not generate positive cash flows from operations in fiscal year 2022 nor in 2021. The Company expects net operating losses for the full year 2023 as it works to commercialize its HOLO Portal™ surgical guidance system and further develop its HOLO™ AI platform and spinal device product lines.

On November 13, 2022, we entered into a securities purchase agreement with a single institutional investor pursuant to which we agreed to sell, in a registered direct offering (the "2022 Registered Direct Offering"), 740,000 shares of our common stock, pre-funded warrants exercisable for up to an aggregate of 5,260,000 shares of common stock, Series A warrants to purchase an aggregate of up to 6,000,000 shares of common stock that are exercisable through November 13, 2027, and Series B warrants to purchase an aggregate of up to 1,500,000 shares of common stock that are exercisable through November 13, 2025. We received gross proceeds of $12.0 million associated with the purchase agreement. Also in connection with the 2022 Registered Direct Offering, we issued placement agent warrants to purchase an aggregate of up to 360,000 of common stock that are exercisable through November 13, 2027.

On February 15, 2022, we issued and sold in an underwritten public offering 1,285,507 shares of our common stock and 163,768 of pre-funded warrants to purchase common stock. In addition, the Company issued warrants to purchase up to an aggregate of 1,086,956 shares of common stock that are exercisable through February 15, 2027. Also in connection with the offering, the Company issued placement agent warrants to purchase an aggregate of up to 86,956 shares of common stock that are exercisable through February 15, 2027. Finally, the Company granted the underwriters the option for a period of 30 days from February 15, 2022 to purchase up to 217,391 additional shares of the Company's common stock and/or warrants to purchase up to 163,043 shares of the Company's common stock. The Underwriters did not exercise the option to purchase the common shares from the Company, but they did exercise the option to purchase the warrants which have not been converted to common shares as of December 31, 2022. We received gross proceeds of $20.0 million from the offering.

On June 14, 2021, we issued and sold in a registered direct offering an aggregate of 966,183 shares of our common stock and investor warrants to purchase up to an aggregate of 966,183 shares of common stock. The Company, also in connection with the direct offering, issued placement agent warrants to purchase an aggregate of up to 57,971 shares of our common stock that are exercisable through June 14, 2024. We received gross proceeds of $50.0 million from the offering.

On February 1, 2021, we closed a public offering and sold a total of 956,666 shares of our common stock at a price of $45.0000 per share, less the underwriter discounts and commissions. We received gross proceeds of $44.5 million from the offering.

The Company is projecting it will continue to generate significant negative operating cash flows over the next 12-months and beyond. In management's evaluation of the going concern conclusion we considered the following: i) supply chain and labor issues, potential of a COVID-19 or related variant resurgence, inflation, and recent market volatility; ii) negative cash flows that are projected over the next 12-month period; iii) probability of payment of potential milestone payments related to the Holo Surgical and INN acquisitions should any of the milestones be achieved; iv) INN seller notes with an aggregate amount of $10.6 million due to the seller of INN on December 31, 2024; and v) various supplier minimum purchase agreements. The Company's operating plan for the next 12-month period also includes continued investments in its product pipeline that require additional financings, including digital health, its digital health products, and certain hardware assets.

Historically, the Company has successfully funded its cash requirements with capital raised through financings and/or asset sales and intends to continue to pursue those paths to address cash shortfalls. We completed the Coflex Transaction for $17.0 million gross funds and net cash of $14.8 million to the Company.

Even with this sale, absent receipt of additional third-party funding and based on our current cash flow forecast, the Company does not expect to have adequate capital resources to meet its current obligations as they become due into the fourth quarter of 2023. The Company's ability to meet its current obligations as they become due over the next twelve months and to be able to continue with its operations will depend on obtaining additional capital and executing its current corporate strategy. No assurance can be given that any of these actions will be completed. If the Company is unable to secure additional funding and successfully implement its planned corporate realignment programs designed to significantly reduce expenses, the Company may be required to seek protection under applicable bankruptcy laws and/or liquidate or reorganize its assets, which could cause us to be delisted from the NASDAQ, further limiting our ability to obtain financing.

In consideration of the inherent risks and uncertainties and the Company's forecasted negative cash flows as described above, management has concluded that substantial doubt exists with respect to the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Management continually evaluates plans to raise additional debt and/or equity financing and will continue to attempt to curtail discretionary expenditures in the future; however, in consideration of the risks and uncertainties mentioned, such plans cannot be considered probable of occurring at this time.

The recoverability of a major portion of the recorded asset amounts shown in the Company's accompanying consolidated balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its funding requirements on a continuous basis to maintain existing financing to succeed in its future operations. The Company's consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Segments

The Company operates one reportable segment: Spine.

Strategy

Our goal is to improve patient outcomes in Spine and adjacent specialties through the deployment of intelligent digital and surgical technologies across the continuum of care. To achieve our goal, we are pursuing the following strategies:

- *Leverage our digital surgery platform to improve patient outcomes.* We believe the HOLO Portal™ system is the world's first AI driven augmented reality guidance system for spine and is the first clinical application of our HOLO™ AI platform. HOLO Portal guidance includes HOLO AI neural networks, which assists the surgeon by autonomously segmenting and labelling anatomic structures from an intraoperative 3D image, and automatically suggesting a patient specific surgical plan. The result is viewed by the surgeon through the AR display and is designed to help them quickly place implants, accurately achieve surgical objectives, and reduce cognitive load. In parallel, we are working to expand the indications for HOLO AI, our portfolio of neural networks designed to analyze, segment, and measure medical images including diagnostic, intraoperative, and postoperative modalities. Our vision is to apply AI across the continuum of care to find what drives patient satisfaction, in spine as well as adjacent specialties.

- *Develop and commercialize innovative spine implants and biomaterials products.* We plan to continue to drive innovation in our product offering and develop next-generation, clinically validated products with our research and development capabilities. We plan to continue to deepen our relationships with thought-leading surgeons to develop clinically validated procedures and products that deliver better patient outcomes. Key to our long-term vision is the development of products that correlate to our digital surgery platform with current focus on integration in our HOLO AI platform.

- *Validate our innovative products with clinical evidence.* We have a history of investing in clinical efficacy and outcomes studies to validate our products with peer-reviewed clinical evidence. There are more than 100 peer-reviewed clinical publications spanning our portfolio, including HPS® 2.0 fixation and TETRAfuse® 3D technology. We have built a strong, experienced research and clinical affairs team that we expect will bolster our clinical evidence, adding to our capabilities in digital health. We plan to gather real-world clinical evidence on the safety and efficacy of our new innovative products, which will include clinical evidence in support of the HOLO Portal system and the HOLO AI platform. We plan to continue collaborating with our surgeon customers and key opinion leaders to share clinical data analyses through peer-reviewed scientific publications and conference presentations to the spine surgery and medical community. We believe such clinical data will bring increased awareness of our products and technologies and attract surgeon and patient interest.

- ***Realign and optimize resources to drive savings and free up resources to invest in innovation.*** We continue to review all product lines and processes to determine which products hold the greatest growth and value creation opportunities. As part of this process, we are retooling our product portfolio, removing older product lines with lower margin and less attractive growth prospects, which we believe will help simplify our business, remove complexity and improve the overall customer experience. Further, we are actively assessing all expense support structures in order to maximize margins and lower both operating expenses and working capital needs. With the expected savings, additional resources may be allocated to advancing digital health which includes the HOLO AI platform, spine and biologics products and specifically, products which align with our digital health strategy.

- ***Strategically pursue acquisition, license, and distribution opportunities.*** We have experience identifying acquisition, license, and distribution opportunities and integrating new technologies to complement our product portfolio, specifically as it relates to our digital health strategy. We plan to strategically use these business development activities to supplement our internal innovations and fill key product portfolio needs and to expand our business network and addressable markets.

Corporate Information

We currently operate at five locations: our corporate headquarters in Deerfield, Illinois; San Diego, California where we have our innovation and design center; Poznan and Warsaw, Poland facilities, where we have our Digital Surgery Innovation Center and research and development team focused on AR and AI; and our Wurmlingen, Germany facility where we manage our international commercial business and maintain a Research and Development Center of Excellence focused on motion preservation implants and instrumentation.

The original Regeneration Technologies, Inc. ("RTI") was incorporated in 1997 in Florida as a wholly-owned subsidiary of the University of Florida Tissue Bank ("UFTB"). RTI began operations on February 12, 1998, when UFTB contributed its allograft processing operations, related equipment and technologies, distribution arrangements, research and development activities, and certain other assets to RTI. At the time of its initial public offering in August 2000, RTI was reincorporated in the State of Delaware, and in February 2008, RTI changed its name to RTI Biologics, Inc. In July 2013, RTI Biologics, Inc. completed the acquisition of Pioneer Surgical Technology, Inc. and, in connection with the acquisition, changed its name from RTI Biologics, Inc. to RTI Surgical, Inc. On January 4, 2018, RTI Surgical, Inc. entered the sacroiliac joint fusion market with the acquisition of Zyga Technology, Inc., a private commercial-stage company that had developed and begun to commercialize the SImmetry® Sacroiliac Joint Fusion System. On March 8, 2019, RTI Surgical, Inc. acquired Paradigm Spine, LLC ("Paradigm"), a private commercial-stage company focused on motion preservation and non-fusion spinal implant technology whose primary product was the Coflex® Interlaminar Stabilization Device, a minimally invasive motion preserving stabilization implant. On March 8, 2019, in connection with the acquisition of Paradigm Spine, LLC, we restructured and RTI Surgical, Inc. became a wholly-owned subsidiary of RTI Surgical Holdings, Inc.

On July 20, 2020, we completed the sale of our former original equipment manufacturer businesses ("OEM Businesses") to Ardi Bidco Ltd., an entity owned and controlled by Montagu Private Equity LLP. As a result of the disposition, our former OEM Businesses and our former business related to processing donated human musculoskeletal and other tissue and bovine and porcine animal tissue in producing allograft and xenograft implants using certain sterilization processes were sold. In connection with this transaction, we changed our name from RTI Surgical Holdings, Inc. to Surgalign Holdings, Inc., operating as Surgalign Spine Technologies, Inc., we changed the ticker symbol for our Common Stock to "SRGA," and we became a pure-play global spine company. On October 23, 2020, we acquired Holo Surgical Inc. ("Holo Surgical") and the technology related to HOLO™. We operate in a single segment.

Our principal offices are located at 520 Lake Cook Road, Suite 315, Deerfield, Illinois, 60015, and our phone number is (224) 303-4651. We maintain a corporate website at www.surgalign.com.

Industry Overview

The global spine surgery industry can be broken into various markets that align the treatment procedures for patients suffering from back-related pain and other conditions. The most prevalent markets are spine implants, composed of implantable devices to aid in both fusion and motion preservation procedures and the biomaterials market consisting of human-derived and synthetic bone growth substitute products, as well as other surgical instruments. There are also many new and emerging technologies making their way into the operating room which are also used by surgeons to aid in the treatment of spinal conditions by providing information and tools to enhance treatment planning and execution. Major categories within this segment include surgical navigation systems, robotic targeting devices and pre-surgical planning software, and incorporating the use of artificial intelligence and augmented reality.

Artificial Intelligence

The global artificial intelligence healthcare market was estimated to be approximately $15.1 billion in 2022 and continues to gain rapid traction across the globe, fueled by the need for virtual technologies and improved efficiencies due to the COVID-19 pandemic and the rise in various chronic diseases. Further driving demand is governments' actions across the global to reduce healthcare costs and the medical communities' efforts to improve technology usage across the continuum of patient care and AI provides multiple applications that improve patient outcomes in the diagnosis, procedural and post-operative treatment phases.

Spine Implants

The global spine implants market size was estimated at $12.8 billion in 2022 and is projected to expand at a compounded annual growth rate of 5.1% from 2022 to 2030. Most revenues are estimated to be generated from spinal fusion devices and market growth is projected to be driven by an increased number of spinal cord injuries across the globe. Fusion devices are designed and developed to aid in the restoration of spinal alignment and to provide fixation during the fusion process. Conversely, motion preservation devices are designed predominantly to stabilize the spine and allow for motion of the segments. Spine implants can be surgically applied via traditional open surgery or via minimally invasive surgery. We provide devices in both segments of the spine implant market and via both surgical methodologies.

Biomaterials

The global biomaterials market size was estimated at $3.0 billion in 2022. The biomaterials segment covers a large range of bone growth substitutes, including growth factors, cellular allografts, Demineralized Bone Matrices ("DBMs"), traditional allografts, and synthetic bone graft substitutes. Biomaterials are utilized during spine surgery procedures to promote fusion by substituting or augmenting the normal regenerative capacity of bone.

Our Products

We offer surgical guidance systems, a broad portfolio of spine implants, including solutions for fusion procedures in the lumbar, thoracic, and cervical spine. We also have a broad portfolio of biomaterial products.

HOLO Portal™

On January 14, 2022, we received U.S. Food and Drug Administration ("FDA") 510(k) clearance for HOLO Portal™, a surgical guidance system utilizing AR and AI for use in spine surgery. HOLO Portal surgical guidance incorporates HOLO™ AI technology with a unique AR interface to enhance intraoperative image-based navigation with AI driven insights. The system features intraoperative surgical planning that uses AI to automate manual and time-consuming tasks, such as anatomic labelling, implant sizing, and trajectory planning. The surgical plan is then presented to the surgeon through the augmented reality display.

Patented HOLO Portal software includes several convolutional neural networks to segment and group patient anatomy based on intraoperative CT scans. This results in a patient-specific 3D model that is automatically labeled with anatomic structures for use during surgery, including: pedicle, vertebral body, spinal canal, articular processes, transverse process, lamina, spinous process, ribs, pelvis.

HOLO Portal software suggests screw trajectories and measures pedicle sizes from the patient-specific 3D model. The system then suggests the appropriate screw size based on a surgeon-defined pedicle fill ratio. The resulting surgical plan is designed to maximize accuracy and eliminate time spent manually planning trajectories and measuring screw sizes.

Once the segmentation and screw plans are generated, HOLO Portal software displays the surgical plan intraoperatively through the interactive AR display and provides a 3D guidance overlay on the patient's anatomy. 3D trajectory and targeting are superimposed on surgical instruments in real time within the surgical field. This innovative design may reduce the surgeon's cognitive load by providing intuitive guidance that allows the surgeon to keep focus on the surgical field. We believe that HOLO Portal will help surgeons achieve better surgical outcomes, reduce complications, and improve patient satisfaction.

We are developing additional applications utilizing HOLO AI technology for use in multiple clinical specialties across the patient continuum of care. We believe HOLO AI, our portfolio of neural network technologies, is one of the most advanced artificial intelligence technologies being applied to surgery.

Spine Implants

As of December 31, 2022, all of our revenues related to the spine implants portfolio are generated from spinal fusion devices and motion preservation devices. Fusion devices are designed and developed to aid in the restoration of spinal alignment and to provide fixation during the fusion process. Conversely, motion preservation devices are designed to stabilize the spine and allow for motion of the segments. We provide devices in each of these segments of the spinal hardware implant market.

Thoracolumbar and Cervical Spine Fusion Devices

We offer a broad portfolio of cervical, thoracic and lumbar interbody (e.g., Fortilink® cages with TETRAfuse® and TiPlus™ technologies) and supplemental fixation (e.g., Streamline® MIS/Degen/OCT pedicle screws and CervAlign® ACDF plating system) devices for conventional spine fusion procedures including anterior cervical ciscectomy and fusion (ACDF), posterior cervical fusion (PCF), posterior lumbar interbody fusion (PLIF), transforaminal lumbar interbody fusion (TLIF), anterior lumbar interbody fusion (ALIF) and lateral lumbar interbody fusion (LLIF).

Biomaterials

We have a significant portfolio across the biomaterials market for spinal fusion procedures. Our portfolio of biomaterials includes products ranging from innovative tissue-based solutions to advanced synthetic bone graft substitutes for a range of surgical applications. Our biomaterials products complement our spine implants product line with the synergistic goal to improve fusion rates.

Cellular Allograft

The ViBone® family of products, supplied by Aziyo Biologics, Inc. ("Aziyo"), is a next-generation viable cellular allograft bone matrix processed using a proprietary method optimized to protect and preserve the health of native bone cells to potentially enhance new bone formation.

Demineralized Bone Matrices (DBM)

DBM formulations are designed to provide naturally occurring bone proteins and other growth factors at varying stages of the bone healing process. We offer a broad DBM portfolio, which includes putty, strip, and boat configurations for various surgical applications to provide a natural scaffold for bone ingrowth and osteoinductive potential to facilitate fusion. Our DBM family of products include FibreX™ supplied by Origin Biologics, BiomaX™® supplied by AlloSource, and BioAdapt® supplied by RTI Surgical.

Synthetic Bone Growth Substitutes

Our synthetic bone growth substitutes portfolio includes the nanOss® family of products, which provide osteoconductive nano-structured HA and an engineered extracellular matrix bioscaffold collagen carrier to provide a natural bone growth solution.

Research and Development

We focus on innovation, quality, and clinical validation in the design and development of our products. Instrumental to this focus is creating a Research and Development ("R&D") organization centralized in San Diego, California. This center of excellence will continue to be supported by our capabilities in Wurmlingen, Germany. We continue to expand our capabilities in Poland, acquired through the Holo Surgical and INN transactions, that bring us expertise in AR, machine learning, and software development which will help us expand on our digital health strategy. We have also maintained our strategic partnership with RTI Surgical, and Pioneer dba Resolve, subsequent to the disposition of our OEM Businesses, to support our spine implants and biomaterials businesses.

Aligning Holo Surgical with our acquisition of equity in INN, we are committed to leading in digital health and expanding our scope outside the operating room and in additional clinical specialties. Our priorities include refinement and expansion of indications of our HOLO Portal system, and the development of a cloud platform to allow use of HOLO™ AI technology in preoperative and postoperative settings. We believe this will enable us to leverage HOLO™ AI technology to automate certain use cases in diagnostics, preoperative planning, patient specific implants, and postoperative assessment, with an ultimate goal of predictive patient outcomes.

Intellectual Property

Our business depends upon the significant know-how and proprietary technology we have developed and curated. To protect this know-how and proprietary technology, we rely on a combination of trade secret laws, patents, licenses, trademarks, and confidentiality agreements. The intended effect of these intellectual property rights is to define zones of exclusive use of the covered intellectual property. The duration of patent rights generally is 20 years from the date of filing of priority application, while trademarks, once registered, generally have a term of 10 years but can be renewed so long as the trademarks continue to be used. Our trademarks and service marks provide our company and our products with a certain degree of brand recognition in our markets. However, we do not consider any single patent, trademark or service mark material to our business strategy, financial condition, or results of operations. Further, we have also entered into exclusive and non-exclusive licenses relating to a wide array of third-party technologies.

Our U.S. and foreign holdings include, without limitation, patents, patent applications and trade secrets relating to or covering digital technologies, certain synthetic bone graft substitutes; interbody fusion and motion implants; spinal and orthopedic plates; spinal rods, cables and screws and spinal fixation systems and related instrumentation.

As of December 31, 2022, the intellectual property of the Holo Surgical business included, among other things, five issued U.S. patents, two granted European patents, twelve U.S. pending patent applications, ten pending European patent applications, and two pending PCT patent applications. We do not know whether our current patent applications, or any future patent applications that we may file, will result in a patent being issued with the scope of the claims we seek, or at all, or whether any patents we may receive will be challenged or invalidated. The expected years of expiration for these patents and any patents that issue from such pending applications range from 2037 to 2042. The HOLO platform is intended to be an autonomous anatomical mapping technology that helps surgeons and physicians diagnose, treat, and manage patients with neurosurgical and orthopedic conditions. The HOLO™ platform is designed to be capable of advanced, real-time analytics, autonomous presurgical planning, and autonomous intraoperative guidance, potentially enhancing surgical performance with the goal of facilitating improved patient outcomes.

Further, as part of the acquisition of the equity interest in INN, we received a non-exclusive, royalty-free license to INN intellectual property and proprietary artificial intelligence technology and intercranial capabilities complement our HOLO platform technology.

The medical device and software technology industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions, can be expensive, and its outcome is uncertain. As the number of entrants into our market increases, the risk of an infringement claim against us, as well as the risk of a third party infringing on our patents, grows. While we attempt to ensure that our implants and methods do not infringe other parties' patents and proprietary rights, our competitors or other third parties may assert that our implants, and the methods we employ, are covered by patents held by them. In addition, our competitors and other third parties may assert that future implants and methods we may employ infringe their patents. If third parties claim that we infringe upon, misappropriate, or otherwise violate their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected implant. Even if we were to prevail, any litigation will be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. We are currently, have been in the past, and may be in the future, involved in litigation relating to intellectual property. For more information regarding the risks related to intellectual property, please see the section titled "Risk Factors—Risks Related to Intellectual Property."

Sales and Distribution

We currently market and sell our products in the United States and in approximately 40 countries globally. Our U.S. Commercial organization includes Professional Education, Corporate Accounts, and field-based Area Sales Directors and Regional Product Specialists supported by an extensive network of independent spine and biomaterial distributors. Our international sales organization consists of a direct sales force in several European countries and stocking distributors in the rest of the world.

In January 2022 we began hiring our capital sales team which is solely focused on sales and placement of the HOLO Portal system with our strategy partners. This team continues to grow as we continue to place more units in the field.

Surgeon Education and Training

We devote significant resources to educate surgeons on the proper use of our technologies and techniques including the HOLO Portal system. The successful use of our products and technologies depends, in part, on the training and skills of the surgeon performing the procedure. We are developing a state-of-the-art cadaver operating theater and training facility in our San Diego Innovation Center, to help drive adoption of our products.

We believe our success is partially dependent on our ability to differentiate, with clinically validated products and procedures, the quality of our products and reputation within the spine surgeon community. We have a strong commitment to conducting collaborative research with surgeons and we intend to continue working with surgeons and other healthcare professionals in clinical research to further advance our pipeline of novel, innovative technology, and product offerings.

International Operations

Internationally, we market and distribute our implants through a direct distribution organization and a network of independent distributors. International revenues accounted for approximately 16% of our 2022 global revenues.

Our international business is based in Wurmlingen, Germany. With our presence in the region, we can rely on the large local network of spine manufacturers and the wider "Medical Valley Community" of spine and medical device experts and talent. Our international warehousing and logistics have been outsourced to a qualified third-party logistics provider based in the Netherlands that has scalable biomaterials and hardware capabilities and operations. We received Medical Device Regulations ("MDR") certification in the EU in October 2020, which we believe will provide us opportunities for future expansion.

A significant addition to our international presence is the acquisition of Holo Surgical and INN personnel in Poland which we project will allow us to harness new capabilities in digital surgery with artificial intelligence and predictive analytics.

Competition

Competition in the medical implant and medical technology industry is intense and subject to rapid technological change and evolving industry requirements and standards. Companies within the medical implant industry compete based on design of related instrumentation, efficacy of implants, service and relationships with the surgical community, depth of range of implants, scientific and clinical results, and pricing. In the medical software technology industry, companies compete based on design of technology, enhancements to procedures, and the ability to improve patient outcomes. Many of our competitors are substantially larger than we are, with much greater resources. In some cases, our customers compete with us in multiple product categories.

We consider our principal competitors in the spine implant and biomaterials, and digital health markets to include Medtronic, Zimmer, plc. DePuy Synthes NuVasive, Inc., Stryker Corporation, Global Medical, Inc., Alphatec Holdings Inc., SeaSpine Holdings Corporation, and Orthofix Medical Inc., Augmedics, Inc., and Brainlab AG.

Government Regulation and Corporate Compliance

Government Regulation

Government regulation plays a significant role in the design and distribution of allograft tissue implants and medical devices. We distribute, where applicable and market our allograft tissue implants and medical devices worldwide. Although some standardization exists, each country in which we do business has its own specific regulatory requirements. These requirements are dynamic in nature and, as such, are continually changing. New regulations may be promulgated at any time and with limited notice. While we believe that we are in material compliance with all existing pertinent international and domestic laws and regulations, there can be no assurance that changes in governmental administrations and regulations, or their interpretation or application, will not adversely affect our operations. Failure to comply with applicable requirements could result in fines, injunctions, civil penalties, recall or seizure of products, suspension of production, inability to market current products, criminal prosecution, and/or refusal of the government to authorize the marketing of new products.

We currently market and distribute allograft implants that are processed from human tissue, which are processed by third-party suppliers who are responsible for satisfying local regulatory requirements. We believe that worldwide regulation of allografts is likely to intensify as the international regulatory community focuses on the growing demand for these implants and the attendant safety and efficacy issues of citizen recipients.

Our research, development, and clinical programs, as well as our marketing and commercial operations, are subject to extensive regulation in the United States and other countries. Most notably, all of our implants distributed in the United States are subject to the federal Food, Drug, and Cosmetic Act and the Public Health Services Act as implemented and enforced by the FDA. The regulations that cover our implants and facilities vary widely based on implant type and classification both in the United States, and from country to country. The amount of time required to obtain approvals or clearances from regulatory authorities also differs from country to country.

Unless an exemption applies, most of the medical devices that we commercially distribute in the United States are covered by premarket notification ("510(k)") clearance from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either Class I or II. Manufacturers of most Class II medical devices are required to obtain 510(k) clearance prior to marketing their devices. To obtain 510(k) clearance, a company must submit a premarket notification demonstrating that the proposed device is "substantially equivalent" in intended use and in technological and performance characteristics to another legally marketed 510(k)-cleared "predicate device." By regulation, the FDA's performance goals are to clear or deny a 510(k) premarket notification within 90 FDA review days of submission of the application. As a practical matter, clearance may take longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a lengthy FDA Premarket Approval Application ("PMA") process. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring approval through the PMA process.

Class III medical devices are required to undergo the PMA approval process in which the manufacturer must establish the safety and effectiveness of the device to the FDA's satisfaction. A PMA application must provide extensive preclinical and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing, and labeling. Also, during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will typically conduct a preapproval inspection of the manufacturing facility to ensure compliance with the FDA's Quality System Regulations (21 CFR Part 820) ("QSR"). FDA reviews of PMA applications generally can take between one and three years, or longer. We do not currently have any FDA PMA approved devices.

The medical devices that we develop, manufacture, distribute, and market are subject to rigorous regulation by the FDA and numerous other federal, state, and foreign governmental authorities. The process of obtaining FDA clearance and other regulatory approvals to develop and market a medical device, particularly with the new MDR regulations in Europe, can be costly and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if at all. While we believe that we have obtained, or will be able to obtain, all necessary clearances and approvals for the manufacture and sale of our implants and that they are, or will be, in material compliance with applicable FDA and other material regulatory requirements, there can be no assurance that we will be able to continue such compliance. After an implant is placed on the market, numerous regulatory requirements continue to apply. Those regulatory requirements may include, as applicable: product listing and establishment registration; QSRs, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process; labeling regulations (including unique device identification ("UDI") requirements), and FDA prohibitions against the promotion of products for uncleared, unapproved, or off-label uses or indications; clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices; Medical Device Reporting regulations, which require that manufacturers report to FDA if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur; post-approval restrictions or conditions,

including post-approval study commitments; post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations; regulations pertaining to voluntary recalls; and notices of corrections or removals.

We and certain of our suppliers also are subject to announced and unannounced inspections by the FDA to determine our compliance with FDA's QSR and other regulations. If the FDA were to find that we or certain of our suppliers have failed to comply with applicable regulations, the agency could institute a wide variety of enforcement actions, ranging from a public Warning Letter to more severe sanctions, such as: fines and civil penalties against us, our officers, our employees or our suppliers; unanticipated expenditures to address or defend such actions; delays in clearing or approving, or refusal to clear or approve, our products; withdrawal or suspension of approval of our products or those of our third-party suppliers by the FDA or other regulatory bodies; product recall or seizure; interruption of production; operating restrictions; injunctions; and criminal prosecution. Moreover, governmental authorities outside the United States have become increasingly stringent in their regulation of medical devices, and our products may become subject to more rigorous regulation by non-U.S. governmental authorities in the future. U.S. or non-U.S. government regulations may be imposed in the future that may have a material adverse effect on our business and operations. The EU has nationally transposed regulations based on the European Commission ("EC") Medical Device Directives ("MDD") for the control of medical devices with which manufacturers must comply. New Medical Device Regulations ("MDR") were slated to replace the medical device directives effective May 26, 2020, in the EU. However, due to delays, implementation of the EU MDR began on May 26, 2021. Manufacturers must have received Conformitè Europèene ("CE") certification from a "notified body" to be able to sell products within the member states of the EU. Certification allows manufacturers to stamp the products of certified plants with a CE mark. Products covered by the EC directives that do not bear the CE mark cannot be sold or distributed within the EU. All products that we distribute in the EU have received CE certification.

All medical devices currently distributed in the EU under MDD are likely impacted by the implementation of MDR. MDR may also include products, such as human tissue, not traditionally considered medical devices in the EU. Additionally, MDR, among other things, increases regulatory requirements for several medical device groupings applicable to our implants distributed in the EU, including strengthening notified body oversight for Class I reusable surgical instruments, and up-classifying spinal devices in contact with the spinal column. We received the initial MDR certification for our Quality Management System in October 2020 which is reviewed for recertification on an annual basis.

Our products may be reimbursed by third-party payers, such as government programs, including Medicare, Medicaid, and Tricare or private insurance plans and healthcare networks. Third-party payers may deny reimbursement if they determine that a device provided to a patient or used in a procedure does not meet applicable payment criteria or if the policy holder's healthcare insurance benefits are limited. Also, third-party payers may challenge the medical necessity and prices paid for our products and services.

The False Claims Act, Anti-Kickback Statute, Foreign Corrupt Practices Act, and United Kingdom Bribery Act of 2010, as well as state and international anti-bribery and anti-corruption legislation, regulate the conduct of medical device companies' interactions with the healthcare industry. Among other things, these laws and others generally: (1) prohibit the provision of anything of value in exchange for the referral of patients for, or the purchase, order, or recommendation of, any item or service reimbursed by a federal healthcare program, (including Medicare and Medicaid); (2) require that claims for payment submitted to federal healthcare programs be truthful; and (3) prohibit inappropriate payment to foreign officials for the purpose of obtaining or retaining business. We maintain a compliance program that incorporates the seven fundamental elements as set forth by the Office of the Inspector General within the U.S. Department of Health and Human Services. This facilitates our compliance with requirements regarding the prohibition of inappropriate transfers of value in exchange for referrals or obtaining or retaining foreign business engagements, prohibition regarding the submission of

inappropriate claims for reimbursement to federal healthcare programs, as well as generally ensuring ethical interactions with the healthcare industry both domestically and internationally.

Under Section 6002 of The Patient Protection and Affordable Care Act of 2010 (known as the Physician Payment Sunshine Act) and similar state and international transparency reporting legislation, we are required to collect and report data regarding payments or other transfers of value to physicians, teaching hospitals, and other persons in the healthcare industry. Our compliance program ensures all such payments and transfers of value are appropriate per the requirements of applicable anti-bribery or anti-corruption legislation and that all required data is reported to relevant U.S. and International governmental entities as called for by applicable transparency reporting legislation.

In addition, U.S. federal, state, and international laws protect the confidentiality of certain health and other personal information, in particular individually identifiable information such as medical records and other protected health information ("PHI"), and restrict the use and disclosure of such information. In administering our employee health plan, we comply with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). In our dealing with customers such as health care providers or hospitals, we are not a Covered Entity or Business Associate as defined by the HIPAA Privacy Rule, but we voluntarily incorporate applicable HIPAA standards in our corporate policies regarding handling of PHI we receive. We are also subject to the California Consumer Privacy Act. At the international level, the General Data Protection Regulation (EU 2016/679) ("GDPR") applies to our processing of personal data of EU residents. This law regulates and protects the collection, use, processing, and disclosure of personal information, including by imposing privacy and security requirements and penalties for violations. We comply with this regulation for both general personal data as well as the higher sensitivity standards for health and financial data and are implementing the standards of this regulation as part of our corporate policy for processing personal data from all U.S. and international jurisdictions.

Corporate Compliance

We have a comprehensive compliance program. It is a fundamental policy of our company to conduct business in accordance with the highest ethical and legal standards. Our corporate compliance and ethics program is designed to promote legal compliance and ethical business practices throughout our domestic and international businesses.

Our compliance program is designed to substantially meet the U.S. Sentencing Commission's guidelines for effective organizational compliance and ethics programs and to detect and prevent violations of applicable federal, state, and local laws and regulations. Our compliance program is global in nature; designed and operationalized to ensure compliance with relevant international laws and multi-jurisdictional legislation, including, but not limited to: OFAC, FCPA, UK Bribery Act, Modern Slavery, HIPAA and GDPR.

Key elements of our compliance program include:

- Organizational oversight by senior-level personnel responsible for the compliance functions within our company;
- Written standards and procedures, including a Code of Conduct;
- Methods for communicating compliance concerns, including anonymous reporting mechanisms;
- Investigation and remediation measures to ensure prompt response to reported matters and timely corrective action;
- Compliance education and training for our Board of Directors (the "Board"), employees, and contracted business associates such as distributors;
- Auditing and monitoring controls to promote compliance with applicable laws and assess program effectiveness;

- Oversight of interactions with healthcare professionals to ensure compliance with healthcare fraud and abuse laws, including mandated reporting of transfers of value to healthcare professionals under the Affordable Care Act;

- Oversight of corporate handling of personal data to ensure compliance with data protection legislation;

- Disciplinary guidelines to enforce compliance and address violations;

- Screening of employees and relevant contracted business associates; and

- Risk assessments to identify areas of regulatory compliance risk.

Employees

As of December 31, 2022, we had a total of 263 employees, of which 217 were full-time employees and 111 were employed outside of the United States. None of our employees are represented by a labor union, and we consider our employee relations to be good. We believe a strong employee culture and a commitment to improving patient lives by advancing the standard of spine care and our digital health initiatives will help foster a shared sense of engagement and purpose among our employees and provide us with a competitive advantage. Our culture and employees are driven by our five values: being relentless, gritty and tenacious; acting with speed; being customer-focused and patient-minded; leading with integrity; and being bold and acting courageously. We intend to attract and retain the best talent in the industry by offering competitive pay, annual incentive awards, equity opportunities, health, wellness and retirement benefits, and a work environment that enables our employees to fully utilize their potential and deliver long-term stockholder value. We also believe having a diverse workforce, including diversity of personal characteristics and experience, is important for us to succeed as we transform our legacy business into Surgalign: a leading medical technology company focused on elevating the standard of care through the evolution of digital health.

Seasonality

Our business is generally not seasonal in nature; however, the number of orthopedic implant surgeries and elective procedures generally declines during the summer months and increases in the fourth quarter.

Available Information

Our Internet address is www.surgalign.com. Information included on our website is not incorporated by reference herein or in our Annual Report on Form 10-K for the year ended December 31, 2022. We make available, free of charge, on or through the investor relations portion of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we file such material with, or furnish it to the Securities and Exchange Commission ("SEC"). These filings are also available on the SEC's website at www.sec.gov. Also available on our website is our Corporate Governance Guidelines, our Code of Conduct, our Code of Ethics for Senior Financial Professionals, and the charters for our Audit Committee, Compensation Committee and Nominating and Governance Committee. Within the time period required by the SEC and Nasdaq, we will post any amendment to our Code of Ethics for our senior financial professionals and any waiver of our Code of Conduct applicable to our senior financial professionals, executive officers and directors.

Item 1A.   RISK FACTORS

Risk Factor Summary

The risk factors summarized below could materially harm our business, operating results and/or financial condition, impair our future prospects and/or cause the price of our common stock to decline. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Related to Our Financial Condition and Capital Requirements

- We may not have sufficient cash flows from operating activities, cash on hand and available capital sources to finance capital expenditures and other working capital needs and to finance contingent consideration and forward contract arrangements when they become due.

- Our auditors have issued a "going concern" audit opinion.

- Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. There is no assurance that we will be successful in executing upon our operating plan and be able to maintain an adequate level of liquidity, which would result in the Company not being able to continue as a going concern.

- Based on our current cash flow forecast, we must raise additional capital within the next 9 months, and we currently do not have sufficient cash on hand to meet our short-term capital requirements into the fourth quarter of 2023 which could jeopardize our ability to continue our business operations.

- We have a history of net losses, we expect to continue to incur net losses in the near future, and we may not achieve or maintain profitability.

- Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Risks Related to Our Business

- COVID-19 and related variants have had and may continue to have a material, adverse impact on our business.

- We may fail to realize the potential benefits of our Holo Surgical Acquisition and our acquisition of equity interests in INN.

- Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets.

- Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability.

- We may fail to maintain existing strategic relationships or may be unable to identify distributors of our implants.

- Our success depends on the continued acceptance of our surgical implants and technologies by the medical community, and rapid technological changes could result in reduced demand for our implants and products.

- Supply chain disruptions could adversely impact our operations and financial condition.

- We, our suppliers, or parties who manufacture our products fail to maintain the high quality standards that implants require, we may be unable to procure processing capacity as required, and the parties who manufacture our products may experience disruptions in their ability to procure materials to manufacture our products.

- We must be able to effectively demonstrate to physicians the competitive advantage of our products.

- A disruption in our relationship with our former OEM Businesses could have a material adverse impact on our business, financial condition, and results of operations.

- We may not be successful in expanding our distribution activities.

- We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

- Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.

Risks Related to Government Regulation

- We and certain of our suppliers may be subject to extensive government regulation that increases our costs and could limit our ability to market or sell our products.

- We may fail to obtain, or may experience significant delays in obtaining, FDA clearances or approvals for our future products or modifications to our products.

- The safety of our products is not yet supported by long-term clinical data and may therefore prove to be less safe and effective than initially thought.

- Our business is subject to complex and evolving U.S. and international laws and regulation regarding privacy and data protection.

- Third-party payers may fail to provide appropriate levels of reimbursement for the use of our implants.

- We are subject to federal, state, and foreign laws, including fraud and abuse laws, as well as anti-bribery laws.

- We may be subject to suit under a state or federal whistleblower statute.

Risks Related to Intellectual Property

- If our patents and the other means we use to protect our intellectual property prove to be inadequate, our competitors and other parties could exploit our intellectual property or develop and commercialize products and technologies similar or identical to ours and our ability to successfully commercialize any products may be adversely affected.

- We may be unable to protect the confidentiality of our trade secrets.

- We may be liable for damages if we are unable to operate without infringing on, misappropriating, or otherwise violating the intellectual property and proprietary rights of others.

- We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Risks Related to Our Common Stock

- Our stock price has been, and could continue to be, volatile.

- The future issuance or sale of shares of our common stock, or the perception that such issuances or sales could occur, may negatively impact our stock price, and you may experience significant dilution.

- Certain provisions in our charter and bylaws and under Delaware law, and the terms of certain milestone obligations to which we are subject, may inhibit potential acquisition bids for our company.

An investment in our common stock involves a high degree of risk. You should consider each of the risks and uncertainties described in this section and all of the other information in this Annual Form on 10-K, including the consolidated financial statements and the related notes, before deciding to invest in our common stock. Any of the risk factors we describe below could severely harm our business, financial condition, and results of operations. The market price of our common stock could decline if any of these risks or uncertainties develops into actual events, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We may not have sufficient cash flows from operating activities, cash on hand and available capital sources to finance capital expenditures and other working capital needs and to finance contingent consideration and forward contract arrangements when they become due.

Our business operations generally require significant upfront capital expenditures in the digital and hardware business. As of December 31, 2022, we had capital resources consisting of cash and cash equivalents of $16.3 million. We will continue to expend substantial cash resources for the foreseeable future, for, among other things, the development of our digital health solutions platform, including applications based on the HOLO™ AI technology, inventory, the investments in our product pipeline, and other operating expenses. These expenditures will include costs associated with marketing and selling our products, obtaining certain regulatory approvals, and expanding our technology pipeline. In connection with prior acquisitions, we are required to make contingent consideration earnout payments to the sellers if certain metrics relating to the acquired businesses have been achieved. As of December 31, 2022, we had accrued $24.1 million in contingent consideration as liabilities that we owe in connection with our prior acquisitions. In addition, we have $10.0 million related to forward contracts that we may owe if certain milestones are met based on the INN acquisition. There is no assurance that we will have sufficient cash on hand or available capital to finance our capital expenditures and other working capital needs or fund contingent consideration payments when they become due, and failure to do so may result in a material adverse effect on our business, operations, and financial condition.

Our auditors have issued a "going concern" audit opinion.

Our current independent auditors have indicated in their report on our financial statements for the years ended December 31, 2022 and December 31, 2021, that there is substantial doubt about our ability to continue as a going concern. See Note 1 of the Consolidated Financial Statements in this Report. A "going concern" opinion indicates that the financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. Therefore, you should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

Further, we are projecting that we will continue to generate significant negative operating cash flows over the next 12 months and beyond. In consideration of these projected negative cash flows, as well as, (i) contingent consideration amounts payable in cash in connection with the Holo Surgical and INN acquisitions; (ii) additional payment obligations we may owe to our suppliers in respect of minimum purchase requirements under our supply contracts; (iii) uncertainties related to potential settlements from ongoing litigation and regulatory investigations; (iv) the unsecured promissory notes in an aggregate principal amount of approximately $10.3 million issued to the sellers in connection with the INN acquisition; and (v) uncertainties related to the COVID-19 pandemic or related variants, we have forecasted the need to raise additional capital in order to continue as a going concern. Our operating plan for the next 12-month period also includes continued investments in the HOLO™ technology and product pipeline that will necessitate additional debt and/or equity financing in addition to the funding of future operations through 2023 and beyond. Our ability to raise additional capital may be adversely impacted by worsening global economic conditions and the recent disruptions to, and volatility in, financial markets in the United States and worldwide. Further, if there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all, and no assurance can be given that future financing will be available or, if available, that it will be on terms that are satisfactory. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing. If cash resources are insufficient to satisfy our ongoing cash requirements through 2023, we may be required to scale back operations, reduce research and development expenses, and postpone, as well as suspend, capital expenditures, in order to preserve liquidity, or be forced to liquidate the Company, in which case it is likely that investors will lose all or a part of their investment.

Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. There is no assurance that we will be successful in executing upon our operating plan and be able to maintain an adequate level of liquidity, which would result in the Company not being able to continue as a going concern.

Since inception, we have incurred cumulative losses from operations and negative cash flows from operating activities. We expect to continue to generate significant operating losses for the foreseeable future. Based on our recurring losses from operations since inception and continued cash outflows from operating activities, there is substantial doubt about our ability to continue as a going concern within one year from the original issuance date of such financial statements. On December 31, 2022, we had approximately $16.3 million in cash and $20.9 million in trade accounts payable and accrued expense liabilities, all of which are current. We plan to use our existing cash to fund our general corporate needs. We are implementing a corporate wide cash cutting and product rationalization and while these efforts are expected to result in a significant decrease in our operating expense and cash used in operating activities, based on our current cash flow forecast, our current net working capital will not be sufficient to meet our current or projected restructured cash needs into the fourth quarter of 2023. Additionally, there is no assurance that we will be successful in implementing these realignment initiatives, which requires us to evaluate strategic alternatives such as further corporate alignment, liquidating some or all of our assets, selling the Company, filing for bankruptcy, merging with another entity and/or ceasing operations.

In addition to the risk that the our assumptions and analyses may prove incorrect, the projections may underestimate the professional fees and other costs to be incurred related to the pursuit of various financing options currently being considered and ongoing legal risks. Our cash needs following a potential financing will depend on the extent to what our actual costs vary from our estimates and our ability to control these costs. Any challenges in increasing revenues, adoption of the HOLO Portal™ system or supplier engagements, further price increases of materials, or additional global supply chain disruptions may further increase the need for additional capital to fund the operations of the business.

The timely achievement of our operating plan as well as its ability to maintain an adequate level of liquidity are subject to various risks associated with our ability to continue to successfully obtain additional sources of funding, and control and effectively manage its costs, as well as factors outside of the our control, including those related to global supply chain disruptions, and the rising prices of materials and ongoing impact of the COVID-19 pandemic. Our forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. If we are unable to continue to execute on our operating plan and continue as a going concern, we may have to seek protection under applicable bankruptcy laws and/or liquidate or reorganize our assets and may receive less than the value at which those assets are carried on its consolidated financial statements. If this were to happen, it is likely that investors would lose part or all of their investment. Future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern. If such doubt about the Company continues, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all, and our business will be harmed.

Based on our current cash flow forecast, Surgalign needs to raise additional capital within the next 9 months, and currently does not have sufficient cash on hand to meet our short-term capital requirements into the fourth quarter of 2023 which could jeopardize its ability to continue its business operations.

We operate in a capital-intensive industry which requires significant cash to fund its operations. We expect our capital expenditures and R&D to continue to be significant for the foreseeable future as we continue to develop and grow our digital health business. We are implementing a corporate wide realignment plan that involves projected corporate wide cash cutting, product rationalization and anticipated downsizing of our hardware business. These initiatives are expected to result in a significant decrease in operating expenses and cash used in operating activities, though we can provide no assurance that we will be successful in implementing these initiatives. Based on our current cash flow forecast, we continue to project that we will require additional funds into the fourth quarter of 2023 in order to continue operations. We continue to evaluate all options including debt instruments, equity instruments, obtaining credit from financial institutions and governmental organizations, and even the sale of certain assets as financing alternatives. There can be no assurance that we will be able to successfully obtain such additional financing in a timely manner or on acceptable terms, if at all. If we are unable to obtain funding in a timely manner, our financial condition, results of operations, business and prospects will be materially and adversely affected.

We have a history of net losses, we expect to continue to incur net losses in the near future, and we may not achieve or maintain profitability.

We have a history of net losses from our continuing operations. For the years ended December 31, 2022 and 2021, we incurred net losses from continuing operations of $54.6 million and $122.9 million, respectively. As of December 31, 2022, we had an accumulated deficit of $624.2 million. We have incurred significant net losses and have relied on our ability to fund our operations through revenues from the sale of our products and through various forms of financings. A successful transition to sustained profitability is dependent upon achieving a level of revenues adequate to support our cost structure. This may not occur and, unless and until it does, we will continue to need to raise additional capital. We expect to seek additional funds from public and private equity or debt financings, borrowings under debt facilities or other sources to fund our projected operating requirements, including selling certain of our assets, selling the Company, filing for bankruptcy protection, merging with another entity and/or ceasing operations. However, we may not be able to obtain further financing on reasonable terms or at all. If we are unable to raise additional funds on a timely basis, or at all, our business, results of operations, financial condition and prospects will be materially adversely affected.

Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

- Acceptance of our products by spine surgeons, patients, hospitals and third-party payers;

- Demand and pricing of our products;

- The mix of our products sold, because profit margins differ among our products;

- Timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

- Our ability to grow and maintain a productive sales and marketing organization and distributor network;

- Regulatory approvals and legislative changes affected the products we may offer or those of our competitors;

- The effect of competing technological and market developments;

- Levels of third-party reimbursement for our products;

- Interruption in the manufacturing or distribution of our products;

- Our ability to produce or obtain products of satisfactory quality or in sufficient quantities to meet demand; and

- Changes in our ability to obtain FDA, state and international approval or clearance for our products.

The effect of one of the factors discussed above, or the cumulative effects of a combination of factors, could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

Risks Related to our Business

The COVID-19 pandemic and related variants have had and may continue to have a material, adverse impact on our business.

The COVID-19 pandemic and related variants have had and continue to directly and indirectly materially and adversely affect our business, financial condition, results of operations and prospects. The nature of our business and our interactions with healthcare systems, surgeons and patients expose us to substantial risks associated with public health threats, including widespread outbreaks of contagious diseases, epidemics, and pandemics. The extent to which these adverse impacts will continue will depend on numerous evolving factors that are highly uncertain, rapidly changing and cannot be predicted with precision or certainty at this time.

Although governmental restrictions on medical procedures have been lifted, resurgences of COVID-19 or its variants or other public health threats in the future could negatively impact procedural volumes, which could have an adverse effect on our business, results of operations, financial condition, and cash flows. Additional strains of the COVID-19 virus pose the risk that hospitals and other healthcare providers may be prevented from conducting business activities for an indefinite period of time, including due to spread of the disease or due to shutdowns that may be requested or mandated by governmental authorities. Further, disruptions in the manufacture or distribution of our products or in our supply chain may occur as a result of pandemic-related events that result in staffing shortages, production slowdowns, stoppages, or disruptions in delivery systems, any of which could materially and adversely affect our ability to manufacture and/or distribute our products, or to obtain the raw materials and supplies necessary to manufacture and/or distribute our products, in a timely manner, or at all.

COVID-19 has had an adverse effect on the overall productivity of our workforce, and should novel strains of the coronavirus re-appear, we may be required to continue to take extraordinary measures to ensure the safety of our employees and those of our business partners. In addition, our employees may be required to take time off for extended periods of time due to illness, or as a result of government-imposed changes to daily routines. It is unknown how long these disruptions could continue.

As the global financial repercussions due to the pandemic continue to evolve, it could materially and adversely affect our revenues, cash flows, business, financial condition, results of operations and prospects for an indeterminate period of time. Notwithstanding vaccines for COVID-19 and its variants, we are unable to accurately predict the full impact that the ongoing pandemic will have due to numerous factors that are not within our control, including its duration and severity, and efficacy of vaccine boosters. Stay-at-home and shelter-in-place orders, business closures, travel restrictions, supply chain disruptions, employee illness or quarantines, and other extended periods of interruption to our business have resulted and could continue to result in disruptions to our operations. These interruptions have had and could continue to have adverse impacts on the growth of our business, have caused and could continue to cause us to cease or delay operations, and could prevent our customers from receiving shipments or processing payments. Any resurgence of the COVID-19 pandemic could result in additional material adverse impacts on our business, financial condition, results of operations and prospects.

If we fail to realize the potential benefits of our Holo Surgical Acquisition and our acquisition of equity interests in INN, it will adversely affect our business, financial condition, results of operations and prospects.

We completed our acquisition of Holo Surgical in October 2020. Holo Surgical is in the process of developing an AI-based digital surgery platform designed to enable digital spine surgery. Additionally, we completed an acquisition of 42% of the equity interests in INN in December 2021. INN is in the process of developing proprietary AI technology for autonomously segmenting and identifying neural structures in medical images. As a result, the Holo Surgical and INN acquisitions provide us with an entry into the digital surgical products market, a business line in which we have not previously engaged, which may be challenging to integrate with our core product lines and more difficult to develop and manage than we anticipated.

We cannot provide assurance that these acquisitions will result in long-term benefits to us or our stockholders, or that we will be able to effectively integrate and manage the Holo Surgical and INN businesses. Our ability to successfully integrate, and realize the potential benefits of, our acquisition of Holo Surgical and INN is subject to a number of uncertainties and risks, including:

- Holo Surgical's and INN's potential future profitability is dependent upon the successful development and successful commercial introduction and acceptance of their offerings, which may not occur in the timeframe we expect or at all;

- Our ability to obtain the requisite regulatory approvals from the FDA, the European Commission or other foreign regulatory authorities for Holo Surgical's and INN's offerings for us to begin marketing or selling such offerings, or any material delays in receiving such regulatory approvals;

- Complying with regulatory requirements applicable to the Holo Surgical and INN businesses and their offerings that we were not previously subject to;

- Difficulties in educating the market on, and obtaining market acceptance of, the offerings of Holo and INN, which we believe involves new technology that has not been used previously by the market and must compete with more established treatments currently accepted as the standards of care;

- Potential future challenges to, or third-party claims in respect of, our intellectual property rights underlying Holo Surgical and INN;

- Difficulties assimilating and retaining key personnel of the Holo Surgical and INN businesses, including any personnel directly involved in the development of Holo Surgical and INN's offerings;

- Difficulties in combining or integrating Holo Surgical's or INN's business into the Company's existing business, with such integration becoming more costly or time consuming than we originally anticipated;

- Discovery of liabilities of Holo Surgical and INN that are broader in scope and magnitude or are more difficult to manage than originally anticipated or were not previously identified;

- Inability or failure to successfully integrate financial reporting and information technology systems; and

- Issues with the technology of Holo Surgical and/or INN and its integration into the Holo Portal system.

If we are not able to successfully integrate, develop and manage Holo Surgical and INN and their operations, or if we experience delays or other challenges with executing our strategy for Holo Surgical and INN's offerings or combining the businesses, the anticipated benefits of the acquisitions may not be realized fully or at all or may take longer to realize than expected and our business, financial condition, results of operations and prospects may be negatively impacted. In addition, the integration processes could result in higher-than-expected costs, diversion of management attention and disruption of either company's ongoing businesses, any of which may adversely affect our business, financial condition, results of operations and prospects.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Numerous initiatives and reforms initiated by legislators, regulators, and third-party payers to curb rising healthcare costs, in addition to other economic factors, have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power, including hospitals. As the healthcare industry consolidates, competition to provide products and services to industry participants has become, and will likely continue to become, more intense. This in turn has resulted, and will likely continue to result in, greater pricing pressures and the exclusion of certain suppliers from various market segments as group purchasing organizations, independent delivery networks, and large single accounts continue to use their market power to consolidate purchasing decisions for some of our existing and prospective customers. We expect the market demand, government regulation, and third-party reimbursement policies, among other potential factors, will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers and prospective customers, which may reduce competition among our existing and prospective customers, exert further downward pressure on the prices of our implants and may adversely impact our business, financial condition, results of operations and prospects.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation and could also result in fines and lawsuits.

In the ordinary course of our business, we collect and store sensitive data, including patient health information, personally identifiable information about our employees, intellectual property, and proprietary business information. We manage and maintain our applications and data utilizing on-site and off-site systems. These applications and data encompass a wide variety of business-critical information including research and development information, commercial information and business and financial information.

The secure processing, storage, maintenance, and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers, viruses, breaches, or interruptions due to employee error or malfeasance, terrorist attacks, hurricanes, fire, flood, other natural disasters, power loss, computer systems failure, data network failure, internet failure, or lapses in compliance with privacy and security mandates. Any such virus, breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost, or stolen. We have measures in place that are designed to detect and respond to such security incidents and breaches of privacy and security mandates, but these measures may not adequately protect us from any risks. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, government enforcement actions and regulatory penalties. Unauthorized access, loss or dissemination could also interrupt our operations, including our ability to receive and ship orders from customers, bill our customers, provide customer support services, conduct research and development activities, process and prepare company financial information, manage various general and administrative aspects of our business, and damage our reputation, any of which could adversely affect our business.

The integrity and protection of our customer, personnel, financial, research and development, and other confidential data is critical to our business, and our customers. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve. Furthermore, we rely on third-party vendors to supply and/or support certain aspects of our information technology systems and resulting products. Third-party systems and software are also vulnerable to cybersecurity threats and may contain defects in design and manufacturing or other problems that could result in system disruption or compromise the information security of our own systems. These events could lead to the unauthorized access of our information technology systems and result in financial loss and the misappropriation or unauthorized disclosure of confidential and proprietary information belonging to us, our employees, customers, or our suppliers.

If we fail to maintain existing strategic relationships or are unable to identify distributors of our implants, our revenues may decrease.

We currently derive a significant amount of our revenues through distributors. Variations in the timing and volume of orders by our distributors, particularly those who distribute a significant amount of our implants, may have a material effect upon our revenues. Further, if our relationships with our distributors are terminated or impaired for any reason and we are unable to replace these relationships with other means of distribution, we could suffer a material decrease in revenues.

We may need, or decide it is otherwise advantageous to us, to obtain the assistance of additional distributors to market and distribute our new implants and technologies, as well as to market and distribute our existing implants and technologies, to existing or new markets or geographical areas. We may not be able to find additional distributors who will agree to and are able to successfully market and distribute our implants and technologies on commercially reasonable terms, if at all. If we are unable to establish additional distribution relationships on favorable terms, our revenues may decline. In addition, our distributors may choose to favor the products of our competitors over ours and give preference to them.

Also, our financial results are dependent upon the service efforts of our distributors. If our distributors are unsuccessful in adequately servicing our products, our sales could significantly decrease and our business, financial condition, results of operations and prospects may be adversely impacted.

Our success depends on the continued acceptance of our surgical implants and technologies by the medical community, and rapid technological changes could result in reduced demand for our implants and products.

New implants, technologies or enhancements to our existing implants may never achieve broad market acceptance, which can be affected by numerous factors, including lack of clinical acceptance of implants and technologies; introduction of competitive treatment options that render implants and technologies too expensive or obsolete; lack of availability of third-party reimbursement; and difficulty training surgeons in the use of implants and technologies.

Market acceptance will also depend on our ability to demonstrate that our existing and new implants and technologies are an attractive alternative to existing treatment options. Our ability to do so will depend on surgeons' evaluations of the clinical safety, efficacy, ease of use, reliability and cost-effectiveness of these treatment options and technologies.

If we are unable to achieve the improvements in our implants necessary for their successful commercialization, the demand for our implants will suffer.

Supply chain disruptions could adversely impact our operations and financial condition.

Global supply chains have been disrupted as a result of the COVID-19 pandemic and other factors. Accordingly, the availability of raw materials and components used in the manufacture of our products has been adversely impacted. Additionally, even when we and our suppliers are able to source such materials and components, they may cost more and may only be available on a delayed basis. Higher materials and component costs could adversely affect our margins if we are unable to pass such costs along to customers in the form of price increases. Delays in receipt of materials and components could also interrupt our production and cause us to go into back order on certain of our products, further exacerbating the effect of the global supply chain disruption.

If we, our suppliers, or parties who manufacture our products fail to maintain the high quality standards that implants require, if we are unable to procure processing capacity as required, or if the parties who manufacture our products experience disruptions in their ability to procure materials to manufacture our products, our commercial opportunity will be reduced or eliminated.

Implants require careful calibration and precise, high-quality processing and manufacturing, and we rely on a small number of suppliers for the manufacturing of our implants. Achieving precision and quality control requires skill and diligence by our suppliers. If we or our suppliers fail to achieve and maintain these high standards, or fail to avoid processing and manufacturing errors, we could be forced to recall, withdraw, or suspend distribution of our implants; our implants and technologies could fail quality assurance and performance tests; production and deliveries of our implants could be delayed or cancelled, and our processing and manufacturing costs could increase.

Since we rely on a small number of parties to manufacture our products, any interruption or cancellation in a limited or sole sourced component or raw material for such parties could materially harm their ability to manufacture our products until a new source of supply, if any, could be found, which would have an adverse effect on our business, financial condition, and results of operations. Additionally, a change in parties who manufacture our products will require qualification of the new party to ensure they comply with our quality standards. Delays in qualifying a new party could have an adverse effect on our business, financial condition, results of operations and prospects.

To be commercially successful, we must effectively demonstrate to physicians the competitive advantage of our products.

Spine surgeons play a significant role in determining the course of treatment and, ultimately, the product used to treat a patient. As a result, our success depends, in large part, on demonstrating to these surgeons the value of our products in the treatment of their patients. To do so requires that we continue to invest in medical education and training to demonstrate the merits of our products and underlying technology compared to those of our competitors. Surgeons who do not use our products may be hesitant to do so for the following or other reasons:

- Lack of experience with our products or technologies;

- Existing relationships with those who sell competitive products;

- The time required for surgeon and medical staff education and training on new products and technologies;

- Lack or perceived lack of clinical evidence supporting patient benefit relative to competing products;

- Our products not being included on hospital formularies, in integrated delivery networks or on group purchasing organization preferred vendor lists;

- Less attractive coverage and/or reimbursement within healthcare payment systems for our products and procedures compared to other products and procedures;

- Other costs associated with introducing new products and the equipment necessary to use new products; and

- Perceived risk of liability that could be associated with the use of new products and technologies.

In addition, we believe recommendations and support of our products by spine surgeons are essential for market acceptance and adoption. If we do not receive support from such surgeons or long-term data does not show the benefits of using our products, surgeons may not use our products.

If we are not successful in convincing surgeons of the merits of our products, we may not maintain or grow our sales or achieve or sustain profitability.

A disruption in our relationship with our former OEM Businesses could have a material adverse impact on our business, financial condition, and results of operations.

Our former OEM Businesses will continue to manufacture certain metal, synthetic and tissue-based implants and associated instrumentation and process certain sterilized allograft implants for us pursuant to distribution agreements with Ardi Bidco Ltd. and certain of its affiliates. During portions of the term of such distribution agreements, the OEM Businesses will also provide certain supply chain services (including warehousing and drop-shipment services) and design and development services to us. The distribution agreements have an initial term of five years with a possibility of renewal. Our former OEM Businesses in the past have experienced and continue to experience delays, as a result of employee turnover or otherwise, which have and may in the future cause us to experience delays in receiving supplies under the distribution agreements. Any disruption in supply or a significant change in our relationship with the OEM Businesses could have a material adverse impact on our business, financial condition, and results of operations. While we believe that there are alternate sources of supply that can satisfy our commercial requirements, we cannot be certain that identifying and establishing relationships with such sources, if necessary, would not result in significant delay or material additional costs.

If we are not successful in expanding our distribution activities, we will not be able to pursue one of our strategies for increasing revenues.

Our distribution strategies vary by market, as well as within each country in which we operate. Our international operations are subject to a number of risks which may vary from the risks we face in the United States, including the need to obtain regulatory approvals in additional foreign countries before we can offer our implants and technologies for use; the potential burdens of complying with a variety of foreign laws; longer distribution-to-collection cycles, as well as difficulty in collecting accounts receivable; dependence on local distributors; limited protection of intellectual property rights; fluctuations in the values of foreign currencies; and political and economic instability.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

The majority of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. While the FDIC took control of one such banking institution, Silicon Valley Bank ("SVB"), on March 10, 2023, we did not have any accounts with SVB and therefore did not experience any specific risk of loss. The FDIC also took control of Signature Bank ("Signature Bank") on March 12, 2023. We also did not have any accounts with Signature Bank and therefore did not experience any specific risk of loss. The Federal Reserve also announced that account holders would be made whole. Thus, we do not view the risk as material to our financial condition. However, as the FDIC continues to address the situation with SVB, Signature Bank and other similarly situated banking institutions, the risk of loss in excess of insurance limitations has generally increased. Any material loss that we may experience in the future could have an adverse effect on our ability to pay our operational expenses or make other payments and may require us to move our accounts to other banks, which could cause a temporary delay in making payments to our vendors and employees and cause other operational inconveniences.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.

If any parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

- Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

- Loss of access to revolving existing credit facilities or other working capital sources and/or the inability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;

- Potential or actual breach of contractual obligations that require us to maintain letters or credit or other credit support arrangements; or

- Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by parties with whom we conduct business, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a party with whom we conduct business may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy. Any bankruptcy or insolvency, or the failure to make payments when due, of any counterparty of ours, or the loss of any significant relationships, could result in material losses to us and may have material adverse impacts on our business.

Risks Related to Government Regulation

We and certain of our suppliers may be subject to extensive government regulation that increases our costs and could limit our ability to market or sell our products.

The medical devices we market are subject to rigorous regulation by the FDA and numerous other federal, state, and foreign governmental authorities. These authorities regulate the development, approval, classification, testing, manufacturing, labeling, marketing, and sale of medical devices. Likewise, our use and disclosure of certain categories of health information may be subject to federal and state laws, implemented and enforced by governmental authorities that protect health information privacy and security. See "Business– Government Regulation and Corporate Compliance" herein for a summary of certain regulations to which we are subject. Further, we cannot predict whether, in the future, the U.S. or foreign governments may impose new regulations that have a material adverse effect on our business, financial condition, results of operations and prospects.

The approval or clearance by governmental authorities, including the FDA in the United States, is generally required before any medical devices may be marketed in the United States or other countries. The process of obtaining FDA clearance and approvals to develop and market a medical device can be costly, time-consuming, and subject to the risk that such clearances or approvals will not be granted on a timely basis, if at all.

In addition, we may be subject to compliance actions, penalties, or injunctions if we are determined to be promoting the use of our products for unapproved or off-label uses, or if the FDA challenges one or more of our determinations that a product modification did not require new approval or clearance by the FDA. Device manufacturers are permitted to promote products solely for the uses and indications set forth in the approved product labeling. A number of enforcement actions have been taken against manufacturers that promote products for "off-label" uses, including actions alleging that federal health care program reimbursement of products promoted for "off-label" uses are false and fraudulent claims to the government. The failure to comply with "off-label" promotion restrictions can result in significant administrative obligations and costs, and potential penalties from, and/or agreements with, the federal government.

We and certain of our suppliers also are subject to announced and unannounced inspections by the FDA and other international notified bodies to determine our compliance with FDA's Quality System Regulations (21 CFR Part 820) ("QSRs") and other regulations. If the FDA were to find that we or certain of our suppliers have failed to comply with applicable regulations, the agency could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as: fines and civil penalties against us, our officers, our employees or our suppliers; unanticipated expenditures to address or defend such actions; delays in clearing or approving, or refusal to clear or approve, our products; withdrawal or suspension of approval of our products or those of our third-party suppliers by the FDA or other regulatory bodies; product recall or seizure; interruption of production; operating restrictions; injunctions; and criminal prosecution. The FDA also has the authority to request repair, replacement, or refund of the cost of any medical device manufactured or distributed by us. Any of the foregoing actions could have a material adverse effect on our development of new laboratory tests or business strategy and on our business, financial condition, results of operations, and cash flows.

Moreover, governmental authorities outside the United States have become increasingly stringent in their regulation of medical devices, and our products may become subject to more rigorous regulation by non-U.S. governmental authorities in the future. U.S. or non-U.S. government regulations may be imposed in the future that may have a material adverse effect on our business, financial condition, and results of operations.

If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or modifications to our products, our ability to commercially distribute and market our products could suffer.

Our products are subject to extensive regulation by the FDA and numerous other federal, state, and foreign governmental authorities. In particular, the FDA permits commercial distribution of most new medical devices only after the devices have received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act ("510(k)") or are the subject of an approved PMA. The process of obtaining FDA clearance and approvals to develop and market a medical device can be costly, time-consuming, and subject to the risk that such clearances or approvals will not be granted on a timely basis, if at all.

Most of our hardware and biologic products, as well as products under development by Holo and INN fall into an FDA classification that requires the submission of a 510(k) application. This process requires us to demonstrate that the device to be marketed is at least as safe and effective as a legally marketed device. We must submit information that supports our substantial equivalency claims, and before we can market the new device, we must receive an order from the FDA finding substantial equivalence and clearing the new device for commercial distribution in the United States.

The 510(k) process generally takes three to nine months, but can take significantly longer, especially if the FDA requires a clinical trial to support the 510(k) application. Currently, we do not know whether the FDA will require clinical data in support of any 510(k) applications that we intend to submit for other products in our pipeline. In addition, the FDA continues to re-examine its 510(k) clearance process for medical devices and published several draft guidance documents that could change that process. Any changes that make the process more restrictive could increase the time it takes for us to obtain clearances or could make the 510(k) process unavailable for certain of our products.

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is not exempt from premarket review by the FDA. A PMA must be supported by extensive data, including results of preclinical studies and clinical trials, manufacturing and control data and proposed labeling, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. The PMA process is more costly and uncertain than the 510(k) clearance process, and generally takes between one and three years, if not longer. The FDA can delay, limit, or deny clearance or approval of a device for many reasons, including:

- Our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

- The disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

- Serious and unexpected adverse device effects experienced by participants in our clinical trials;

- The data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

- Our inability to demonstrate that the clinical and other benefits of the device outweigh the risks; or the manufacturing process or facilities we use may not meet applicable requirements. Delays in obtaining regulatory clearances and approvals may:

- Delay or prevent commercialization of products we develop;

- Require us to perform costly tests or studies;

- Diminish any competitive advantages that we might otherwise have obtained; and

- Reduce our ability to collect revenue.

The FDA may require clinical data in support of any future 510(k) applications or PMAs that we intend to submit for products in our pipeline. We have limited experience in performing clinical trials that might be required for a 510(k) clearance or PMA approval. If any of our products require clinical trials, the commercialization of such products could be delayed which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The safety of our products is not yet supported by long-term clinical data and may therefore prove to be less safe and effective than initially thought.

The ability to obtain a 510(k) clearance is generally based on the FDA's agreement that a new product is substantially equivalent to certain already marketed products. Because most 510(k)-cleared products were not the subject of pre-market clinical trials, spine surgeons may be slow to adopt our 510(k)-cleared products, we may not have the comparative data that our competitors have or are generating, and we may be subject to greater regulatory and product liability risks. With the passage of the American Recovery and Reinvestment Act of 2009, funds have been appropriated for the U.S. Department of Health and Human Services' Healthcare Research and Quality to conduct comparative effectiveness research to determine the effectiveness of different drugs, medical devices, and procedures in treating certain conditions and diseases. Some of our products or procedures performed with our products could become the subject of such research. It is unknown what effect, if any, this research may have on our business. Further, future research or experience may indicate that treatment with our products does not improve patient outcomes or improves patient outcomes less than we initially expected. Such results would reduce demand for our products, and this could cause us to withdraw our products from the market. Moreover, if future research or experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to significant legal liability, significant negative publicity, damage to our reputation and a dramatic reduction in sales of our products, all of which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to complex and evolving U.S. and international laws and regulation regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business.

Regulatory authorities around the world have enacted laws and regulations or are considering a number of legislative and regulatory proposals, concerning data protection. The interpretation and application of consumer and data protection laws in the United States, European Union (the "EU") and elsewhere are often uncertain and subject to change. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, results of operations, and financial condition.

Recent legal developments in Europe have created compliance uncertainty regarding certain transfers of personal data from Europe to the United States. For example, the General Data Protection Regulation (EU 2016/679) ("GDPR"), which became effective in the European Union (the "EU") on May 25, 2018, applies to our activities conducted from an establishment in the EU or related to products and services that we offer to EU customers. The GDPR created a range of new compliance obligations, which could cause us to change our business practices, and will significantly increase financial penalties for noncompliance. In addition, the European Commission in July 2016 and the Swiss Government in January 2017 approved the EU-U.S. and the Swiss-U.S. Privacy Shield frameworks, respectively, which are designed to allow U.S. companies that self-certify to the U.S. Department of Commerce and publicly commit to comply with the Privacy Shield requirements to freely import personal data from the EU and Switzerland. However, these frameworks face a number of legal challenges, and their validity remains subject to legal, regulatory and political developments in both the EU and the United States. For example, on July 16, 2020, the Court of Justice of the EU invalidated the EU-US Privacy Shield Framework. This has resulted in some uncertainty, and compliance obligations could cause us to incur costs or require us to change our business practices in a manner adverse to our business.

If third-party payers fail to provide appropriate levels of reimbursement for the use of our implants, our revenues could be adversely affected.

The impact of U.S. healthcare reform legislation on our business remains uncertain. In 2010, federal legislation to reform the U.S. healthcare system was enacted into law. The impact of this far-reaching legislation, including Medicare provisions purportedly aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is designed and delivered. It is possible that aspects of currently enacted legislation may change or be struck down by the courts. The extent of any such changes and the impact on our business is uncertain. We therefore cannot predict what other healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation, court rulings or regulation in the United States. Amendments to, or rescissions of, existing laws and regulations, or the implementation of new ones, could meaningfully change the way healthcare is designed and delivered. Any change that lowers reimbursement for an implant, our services, or our other technologies, or that reduces medical procedure volumes, would likely adversely impact our business, financial condition, and results of operations.

We are subject to federal, state, and foreign laws and regulations, including fraud and abuse laws, as well as anti-bribery laws, and could face substantial penalties if we fail to fully comply with such regulations and laws.

Our relationship with foreign and domestic government entities and healthcare professionals, such as physicians, hospitals, and those to whom and through whom we may market our implants and technologies, are subject to scrutiny under various federal, state, and territorial laws in the United States and other jurisdictions in which we conduct business. These include, for example, anti-kickback laws, physician self-referral laws, false claims laws, criminal health care fraud laws, and anti-bribery laws (e.g., the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act of 2010 and the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions ("OECD Convention")). Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, fines, imprisonment and, within the United States, exclusion from participation in government healthcare programs, including Medicare, Medicaid and Veterans Administration health programs. These laws are administered by, among others, the Department of Justice, the Office of Inspector General of the Department of Health and Human Services, state attorneys general, and their respective counterparts in the applicable foreign jurisdictions in which we conduct business. Many of these agencies have increased their enforcement activities with respect to medical device manufacturers in recent years.

We may be subject to suit under a state or federal whistleblower statute.

Those who engage in business with the federal government, directly or indirectly, may be sued under a federal whistleblower statute designed to combat fraud and abuse in the healthcare industry. These lawsuits, known as qui tam suits, are authorized under certain circumstances by the False Claims Act and can involve significant monetary damages and award bounties to private plaintiffs who successfully bring these suits. If any of these lawsuits were to be brought against us, such suits combined with increased operating costs and substantial uninsured liabilities could have a material adverse effect on our financial condition and results of operations.

The Affordable Care Act has sought to link the violations of the Anti-Kickback Statute with violations of the False Claims Act, making it arguably easier for the government or for whistleblowers, acting in the name of the government, to sue medical manufactures under the False Claims Act.

In addition to federal whistleblower laws, various states in which we operate also have separate whistleblower laws to which we may be subject.

Risks Related to Intellectual Property

If our patents and the other means we use to protect our intellectual property prove to be inadequate, our competitors and other parties could exploit our intellectual property or develop and commercialize products and technologies similar or identical to ours and our ability to successfully commercialize any products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property with respect to our products. Significant litigation regarding patent rights occurs in our industry and our commercial success depends in part on not infringing the patents or violating the proprietary rights of others. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. The law of patents and trade secrets is constantly evolving and often involves complex legal and factual questions. The U.S. government or applicable bodies in other jurisdictions may deny or significantly reduce the coverage we seek for our patent applications before or after a patent is issued. We cannot be sure that any particular patent for which we apply will be issued, that the scope of the patent protection will be comprehensive enough to provide adequate protection from competing technologies, that interference, derivation, reexamination, post-grant review, inter parties review or other proceedings regarding any of our patent applications will not be filed, or that we will achieve any other competitive advantage from a patent. In addition, it is possible that one or more of our patents will be held invalid or reduced in scope of claims if challenged or that others will claim rights in or ownership of our patents and other proprietary rights. If any of these events occur, our competitors and other parties may be able to use our intellectual property to compete more effectively against us.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Because patent applications remain secret until published and the publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that our patent application was the first application filed disclosing or potentially covering a particular invention. If another party's rights to an invention are superior to ours, we may not be able to obtain a license to use that party's invention on commercially reasonable terms, if at all. In addition, our competitors, many of which have greater resources than us, could obtain patents that will prevent, limit, or interfere with our ability to make use of our inventions either in the United States or in international markets. Further, the laws of some foreign countries do not always protect our intellectual property rights to the same extent as the laws of the United States. Litigation or regulatory proceedings in the United States or foreign countries also may be necessary to defend and enforce our patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of our competitors. These proceedings may prove unsuccessful and result in our patents being found invalid or unenforceable, in whole or in part, and may also be costly, result in development delays, and divert the attention of our management. Any of the foregoing could have a material adverse effect on our results of operations and financial position.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on unpatented proprietary techniques, processes, trade secrets and know-how, which can be difficult to protect. It is possible that others will independently develop technology similar to our technology or otherwise gain access to or disclose our proprietary technologies. We may not be able to meaningfully protect our rights in these proprietary technologies, which would reduce our ability to compete.

We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaborators, service providers, contract manufacturers, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. Any of the foregoing could have a material adverse effect on our results of operations and financial position.

Our success depends in part on our ability to operate without infringing on, misappropriating, or otherwise violating the intellectual property and proprietary rights of others, and if we are unable to do so we may be liable for damages.

We cannot be certain that U.S. or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our digital technology, medical devices, surgical instruments, and other technologies. Third parties have sued us, and in the future may sue us, for infringing, misappropriating or otherwise violating their patent or other intellectual property rights, regardless of the merit of such claims. Intellectual property litigation is costly. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. If we do not prevail in litigation, we could be found liable for significant monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent or other intellectual property right. We could also be required to cease the infringing activity or obtain a license requiring us to make royalty and other payments. It is possible that a required license may not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us, and it could require us to make substantial licensing, royalty, and other payments. If we fail to obtain a required license or are unable to design around another company's patent, we may be unable to make use of some of the affected technologies or distribute the affected surgical implants, which would reduce our revenues.

The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, we could be required to pay substantial legal fees or settlement costs. Any of the foregoing could have a material adverse effect on our results of operations and financial position.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our results of operations and financial position.

Risks Related to Our Common Stock

Our stock price has been, and could continue to be, volatile.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our stock. The market price and volume of our common stock could fluctuate, and in the past has fluctuated, more than the stock market in general. During the 12 months ended January 31, 2023, the market price of our common stock has ranged from a high of $21.30 per share to a low of $1.34 per share. You may not be able to resell your shares at or above the price you paid for them due to fluctuations in the market price of our stock.

We completed our 1-for-30 Reverse Stock Split that became effective on May 16, 2022. If our stock trades for 30 consecutive business days below minimum $1.00 per share required for continued listing on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the "Minimum Bid Price Requirement") we will receive notice of non-compliance. If we cannot regain compliance for a minimum of 10 consecutive business days during the period provided by the Nasdaq, we may be delisted. If we are delisted from Nasdaq, our Common Stock may be eligible for trading on an over-the-counter market. If we are not able to obtain a listing on another stock exchange or quotation service for our Common Stock, it may be extremely difficult or impossible for stockholders to sell their shares of Common Stock. Moreover, if we are delisted from Nasdaq, but obtain a substitute listing for our Common Stock, it will likely be on a market with less liquidity, and therefore experience potentially more price volatility than experienced on Nasdaq. Stockholders may not be able to sell their shares of Common Stock on any such substitute market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our Common Stock is delisted from Nasdaq, the value and liquidity of our Common Stock, Warrants and Pre-Funded Warrants would likely be significantly adversely affected. A delisting of our Common Stock from Nasdaq could also adversely affect our ability to obtain financing for our operations and/or result in a loss of confidence by investors, employees and/or business partners.

The future issuance or sale of shares of our common stock, or the perception that such issuances or sales could occur, may negatively impact our stock price and you may experience significant dilution, as a result of future issuances of our securities.

The sale or availability for sale of substantial amounts of our common stock, or the perception that such sales could occur, could adversely impact its price. Our amended and restated articles of incorporation authorize us to issue 300,000,000 shares of our common stock. As of December 31, 2022, there were 7,860,369 shares of our common stock outstanding. Accordingly, a substantial number of shares of our common stock are outstanding and available for sale in the market. In addition, we may be obligated to issue additional shares of our common stock upon the exercise of outstanding options, in connection with employee benefit plans (including any equity incentive plans) and in connection with contingent payments under acquisition agreements to which we are a party.

In the future, we may decide to raise capital through offerings of our common stock, additional securities convertible into or exchangeable for common stock, or rights to acquire these securities or our common stock. The issuance of additional shares of our common stock or additional securities convertible into or exchangeable for our common stock could result in dilution of existing stockholders' equity interests in us. Issuances of substantial amounts of our common stock, or the perception that such issuances could occur, may adversely affect prevailing market prices for our common stock, and we cannot predict the effect this dilution may have on the price of our common stock.

Certain provisions in our charter and bylaws and under Delaware law, and the terms of certain milestone obligations to which we are subject, may inhibit potential acquisition bids for our company and prevent changes in our management, which may adversely affect the price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could discourage, delay, or prevent a change of control of our company or changes in management that our stockholders might deem advantageous, including transactions in which stockholders might otherwise receive a premium for their shares. As a result of these provisions, the price investors may be willing to pay for shares of our common stock may be limited. Moreover, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board. Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include an absence of cumulative voting rights, advance notice procedures and the ability of our Board to amend our amended and restated bylaws without obtaining stockholder approval.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

In addition, under the Holo Surgical Purchase Agreement, any surviving entity or acquiror in a change of control transaction involving our company will be required to assume any outstanding milestone obligations thereunder. These milestone payments and obligations could likewise discourage or disincentivize a change of control of our company that our stockholders might deem advantageous.

General Risk Factors

We face intense competition, which could result in reduced acceptance and demand for our implants and technologies.

The medical technology industry is intensely competitive. We compete with companies in the United States and internationally that engage in the development and production of medical technologies and processes including biotechnology, orthopedic, pharmaceutical, biomaterial and other companies; academic and scientific institutions; and public and private research organizations.

Many of our competitors have much greater financial, technical, research, marketing, distribution, service, and other resources than we do. Moreover, our competitors may offer a broader array of medical devices, surgical instruments and technologies and have greater name recognition in the marketplace. Our competitors also include several development-stage companies, that may develop or market technologies that are more effective or commercially attractive than our technologies, or that may render our technologies obsolete.

If we fail to successfully develop and introduce new features to existing solutions, our revenues, operating results and reputation could suffer.

Our success depends, in part, upon our ability to develop and to add features to existing platforms that meet existing and new customer requirements. We may not be able to develop and introduce new features on a timely basis or in response to customers' changing requirements. Similarly, our investments in the HOLO™ AI platform may not sufficiently differentiate us from our competition. If we encounter setbacks in our development efforts, our business may suffer. We expect to incur costs associated with the development and introduction of new features before the anticipated benefits or the returns are realized, if at all. We may experience technical problems and additional costs as we introduce new features to our platform and service, and the productivity and satisfaction of physicians and clinicians could decrease. If any of these problems were to arise, our revenues, operating results and reputation could suffer.

We may not be able to keep pace with changes in technology or provide timely enhancements to our products and services.

The market for our products is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements and changing industry standards. To maintain our growth strategy, we must adapt and respond to technological advances and technological requirements of our customers. Our future success will depend on our ability to: enhance our current products; introduce new products in order to keep pace with products offered by our competitors and the evolving needs of our customers; enhance capabilities; increase the performance of our internal systems; and adapt to technological advancements and changing industry and regulatory standards. We continue to make significant investments related to the development of new technology. If our systems become outdated, it may negatively impact our ability to meet performance expectations related to quality, time to market, cost and innovation relative to our competitors. The failure to improve patient outcomes may adversely impact our business and operating results. The failure to continually develop enhancements and use of AI technologies may impact our ability to increase the efficiency of, and reduce costs associated with, operational risk management and compliance activities.

We or our competitors may be exposed to product or professional liability claims which could cause us to be liable for damages or cause investors to think we will be liable for similar claims in the future.

Our business of designing and marketing medical devices and surgical instruments exposes us to potential product liability risks that are inherent in such activities. In the ordinary course of business, we are the subject of product liability lawsuits alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients.

Our product and professional liability insurance may not be adequate for potential claims if we are not successful in our defenses. Moreover, insurance covering our business may not always be available in the future on commercially reasonable terms, if at all. If our insurance proves to be inadequate to pay a damage award, we may not have sufficient funds to do so, which would harm our financial condition and liquidity. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain surgeon acceptance of our implants or to expand our business.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We are currently involved in an intellectual property litigation, and may in the future become involved in other class actions, derivative actions, private actions, collective actions, investigations, and various other legal proceedings by stockholders, customers, employees, suppliers, competitors, government agencies, or others. The results of any such litigation, investigations, and other legal proceedings are inherently unpredictable and expensive. Although some of the costs and expenses of such claims may be covered by insurance, any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time, and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our insurance policies protect us only from some business risk, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, employee benefits liability, property, workers' compensation, products liability, medical professional liability, cyber-security, employment practice liability, and directors' and officers' insurance. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Our insurance policies may also require us to pay a high deductible and may not be sufficient to cover the totality of a claim or defense and we may not have enough cash on hand to pay the liabilities. Any significant uninsured liability may require us to pay substantial amounts which would adversely impact our cash positions and results of operations.

We are dependent on our key management and technical personnel for continued success.

Our senior management team is concentrated in a small number of key members, and our future success depends to a meaningful extent on the services of our executive officers and other key team members, including members of our scientific staff. Generally, our executive officers and employees can terminate their employment relationship at any time. The loss of any directors or key employees or our inability to attract or retain other qualified personnel could materially harm our business, financial condition, results of operations and prospects.

Competition for qualified leadership and scientific personnel in our industry is intense, and we compete for leadership and scientific personnel with other companies that have greater financial and other resources than we do. Our future success will depend in large part on our ability to attract, retain and motivate highly qualified leadership and scientific personnel, and there can be no assurance that we are able to do so. Any difficulty in hiring or retaining needed personnel, or increased costs related thereto, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any acquisitions, strategic investments, divestures, mergers, or joint ventures we make may require the issuance of a significant amount of equity or debt securities and may not be scientifically or commercially successful.

As part of our business strategy, we may make acquisitions to obtain additional businesses, product and/or process technologies, capabilities, and personnel. If we make one or more significant acquisitions in which the consideration includes securities, we may be required to issue a substantial amount of equity, debt, warrants, convertible instruments, or other similar securities. Such an issuance could dilute your investment in our Common Stock or increase our interest expense and other expenses. In addition, we may be required to amend our certificate of incorporation to increase our authorized capital stock in order to fully satisfy all such contingent consideration share payments, to the extent they become payable. Any such charter amendment would permit us to issue additional shares for future acquisitions or other purposes, which may lead to further dilution of your investment in our Common Stock.

Our long-term strategy may include identifying and acquiring, investing in, or merging with suitable candidates on acceptable terms, divesting of certain business lines or activities, or entering into joint ventures. In particular, over time we may acquire, make investments in, or merge with providers of product offerings that complement our business or may terminate such activities. Mergers, acquisitions, and divestitures include a number of risks and present financial, managerial, and operational challenges, including but not limited to:

- Failure to derive the expected benefits of the acquisitions;

- Difficulty and expense of integrating the operations, technology and personnel of an acquired business;

- Our inability to retain the management, key personnel and other employees of an acquired business;

- Our inability to maintain relationships with customers and key third parties, such as alliance partners;

- Exposure to legal claims for activities of an acquired business prior to the acquisition;

- The potential need to implement financial and other systems and add management resources;

- The potential for internal control deficiencies in the internal controls of acquired operations;

- Potential inexperience in a business area that is either new to us or more significant to us than prior to an acquisition;

- The diversion of our management's attention from our core business;

- The potential impairment of goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations; and

- Increased costs to integrate or, in the case of a divestiture or joint venture, separate the technology, personnel, customer base and business practices of the acquired or divested business or assets.

Any one of these risks could prevent an acquisition, strategic investment, divesture, merger or joint venture from being scientifically or commercially successful, which could have a material impact on our results of operations, and financial condition.

Item 1B.   UNRESOLVED STAFF COMMENTS.

None.

Item 2.   PROPERTIES.

The Company leases property in the following domestic and international locations which we believe provide sufficient space and facilities to meet our current and foreseeable future needs.

United States

The Company is headquartered in Deerfield, Illinois, in a leased space of 7,058 square feet for general and administrative functions.

In San Diego, California we lease a space of 10,367 square feet for our innovation and design functions and other corporate functions.

International

Germany

In Wurmlingen, Germany we lease 13,000 square feet for marketing, distribution, product development and general and administrative functions.

Poland

In Warsaw, Poland we lease 3,900 square feet for research and development, product development and general and administrative functions. In Poznan, Poland we lease 4,200 square feet for product development, test, research, and development functions.

Item 3.   LEGAL PROCEEDINGS.

On March 14, 2022, two Polish companies—GPV I FIZAN, a venture capital firm whose largest single shareholder is an agency of the government of Poland, and StartVenture@Poland sp. z o.o. ASI SKA—filed a complaint in the Superior Court of the State of Delaware against a number of defendants, including the Company. The other defendants named in the complaint were Roboticine, Inc. ("Roboticine"), SSAR Investments LLC, Neva LLC, Krzysztof Siemionow, Cristian Luciano, and Pawel Lewicki. Defendant Roboticine sold Holo Surgical, Inc. ("Holo Surgical") to the Company in 2020 and defendants SSAR Investments LLC, Neva LLC, Siemionow, and Lewicki were direct or indirect shareholders of Roboticine. Defendant Siemionow is a former employee of the Company, Defendant Luciano is a current employee of the Company, and Defendant Lewicki is a former member of our Board. The plaintiffs allege that they held shares in a company called Holo Surgical, S.A. ("Holo SA") and the defendants planned, agreed upon, implemented, and/ or assisted in implementing a scheme to allegedly defraud the plaintiffs and deprive them of the value of their shares. As part of this alleged scheme, the plaintiffs alleged that certain defendants other than the Company made misrepresentations to the plaintiffs regarding the value of the Holo SA shares, induced the plaintiffs to sell those shares to Defendant Roboticine, and then arranged for the sale of Holo Surgical, Inc. to the Company at a higher price than the price for which Defendant Roboticine paid for the plaintiffs' shares. Against the Company, the plaintiffs asserted causes of action for aiding and abetting common law fraud, aiding and abetting constructive fraud, aiding and abetting fraudulent inducement, conspiracy to defraud, and unjust enrichment. The complaint sought relief from the Defendants including compensatory damages (including interest), punitive damages, costs and disbursements (including attorneys' fees, costs, and expenses). The Company filed indemnification claims against certain defendants pursuant to the Holo Surgical acquisition agreement and believes the claims against it are without merit. The Company does not believe that any of the claims relate to its action with regards to the negotiations nor the purchase of Holo SA and on May 27, 2022, moved to dismiss. On February 7, 2023, the court granted the Company's motion to dismiss and the deadline for appeal has passed. The matter is now concluded.

In the future, we may become subject to additional litigation or governmental proceedings or investigations that could result in additional unanticipated legal costs regardless of the outcome of the litigation. If we are not successful in any such litigation, we may be required to pay substantial damages or settlement costs. Based on the current information available to the Company, the impact that current or any future stockholder litigation may have on the Company cannot be reasonably estimated.

Please see Note 23, Legal Actions and Note 24, Regulatory Actions, to the consolidated financial statements contained in Part II, Item 8 of this Report for additional information regarding certain legal proceedings.

Item 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

Item 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information and Holders

Our common stock is quoted on the Nasdaq Stock Market under the symbol "SRGA."

As of March 24, 2023, we had 291 stockholders of record of our common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name." The closing sale price of our common stock on March 24, 2023, was $1.68 per share.

The following table presents information with respect to our repurchases of our common stock during the year ended December 31, 2022.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2022 to January 31, 2022	107	$21.15	—	—
February 1, 2022 to February 28, 2022 . . .	613	$10.88	—	—
March 1, 2022 to March 31, 2022	239	$ 9.40	—	—
April 1, 2022 to April 30, 2022	398	$ 7.88	—	—
May 1, 2022 to May 31, 2022	8,210	$ 5.40	—	—
June 1, 2022 to June 30, 2022	396	$ 4.20	—	—
July 1, 2022 to July 31, 2022	393	$ 3.27	—	—
August 1, 2022 to August 31, 2022	1,191	$ 3.97	—	—
September 1, 2022 to September 30, 2022	172	$ 4.08	—	—
October 1, 2022 to October 31, 2022	688	$ 3.48	—	—
November 1, 2022 to November 30, 2022	2,223	$ 1.88	—	—
December 1, 2022 to December 31, 2022	291	$ 2.18	—	—
Total	14,921	$ 4.52	—	—

(1) *The purchases reflect amounts that are attributable to shares surrendered to us by employees to satisfy, in connection with the vesting of restricted stock awards, their tax withholding obligations.*

Dividend Policy

We intend to retain our available funds and all of our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Additionally, we are, and may in the future become, party to agreements and instruments that restrict or prevent the payment of dividends on our capital stock. Our dividend policy may be changed at any time, and from time to time, by our Board. We did not pay or declare any dividends in 2022 or 2021.

Item 6. **RESERVED**

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion of our financial condition and results of operations together with those financial statements and the notes to those statements included elsewhere in this filing. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. Our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Management Overview:

We are a global medical technology company focused on elevating the standard of care by driving the evolution of digital health. We have developed an AI and augmented reality AR technology platform called HOLO™ AI, which we view as a powerful suite of AI software technology that connects the continuum of care from the pre-op and clinical stage through post-op care. HOLO AI is designed to achieve better surgical outcomes, reduce complications, and improve patient satisfaction. We believe HOLO AI is one of the most advanced AI technologies with applications beyond the spine and operating room. Our HOLO Portal™ surgical guidance system, a component of our HOLO AI technology platform, is designed to automatically recognize, identify, and segment patient anatomy to autonomously assist the surgeon throughout the surgical procedure. This proprietary AI-based platform was developed to be an intelligent anatomical mapping technology designed to assist surgeons by allowing them to remain in safe anatomical zones and to enhance surgical performance. We plan to leverage our HOLO AI platform to improve patient outcomes and drive adoption of our spinal hardware implants and biomaterials products. We have launched several new products and are developing a pipeline of new innovative technologies that we plan to integrate with our HOLO AI platform.

In addition to our digital health solutions, we have a broad portfolio of spinal hardware implants, including solutions for fusion procedures in the lumbar, thoracic, and cervical spine, and a minimally invasive surgical implant system for fusion of the sacroiliac joint. We also have a portfolio of advanced and traditional orthobiologics, or biomaterials, products.

Our product portfolio of spinal hardware implants and biomaterials products address an estimated $15.8 billion global spine market. We estimate that our current portfolio addresses nearly 87% of all surgeries utilizing spinal hardware implants and approximately 70% of the biomaterials used in spine-related uses. Our portfolio of spinal hardware implants consists of a broad line of solutions for spinal fusion in minimally invasive surgery ("MIS"), deformity, and degenerative procedures; motion preservation solutions indicated for use in one or two-level disease; and an implant system designed to relieve sacroiliac joint pain. Our biomaterials products consist of a broad range of advanced and traditional bone graft substitutes that are designed to improve bone fusion rates following spinal surgery.

We offer a portfolio of products for thoracolumbar procedures, including: the Streamline® TL Spinal Fixation system, a system for degenerative and complex spine procedures; and the Streamline MIS® Spinal Fixation System, a broad range of implants and instruments used via a percutaneous or mini-open approach. We offer a complementary line of interbody fusion devices, Fortilink®-TS, Fortilink®-L, and Fortilink®-A, in our TETRAfuse® 3D Technology, which is 3D printed with nano-rough features that have been shown to allow more bone cells to attach to more of the implant, increasing the potential for fusion. We also offer a portfolio of products for cervical procedures, including: the CervAlign® ACP System, a comprehensive anterior cervical plate system; the Fortilink®-C IBF System, a cervical interbody fusion device that utilizes TETRAfuse® 3D technology; and the Streamline® OCT System, a broad range of implants used in the occipito-cervico-thoracic posterior spine. Our motion preservation systems are designed to enable restoration of segmental stability while preserving motion. These systems include the HPS® 2.0 Universal Fixation System, a pedicle screw system used for posterior stabilization of the thoracolumbar spine that includes a unique dynamic coupler shown to preserve motion and reduce the mechanical burden on adjacent segments available in select markets. Our implant system for fusion of the sacroiliac joint, the SImmetry® SI Joint Fusion System, is a minimally invasive surgical implant system that has been clinically demonstrated to facilitate fusion of the sacroiliac joint and statistically significant decreases in opioid use, pain, and disability.

Through a series of distribution agreements, our product portfolio of biomaterials consists of a variety of bone graft substitutes, including cellular allografts, demineralized bone matrices ("DBMs"), and synthetic bone growth substitutes that have a balance of osteoinductive and osteoconductive properties to enhance bone fusion rates following spinal surgery. We market ViBone® and ViBone® Moldable, two next-generation viable cellular allograft bone matrix products intended to provide surgeons with improved results for bone repair. The ViBone and ViBone Moldable products are processed using a proprietary method optimized to protect and preserve the health of native bone cells to potentially enhance new bone formation and are designed to perform and handle in a manner similar to an autograft. The ViBone and ViBone Moldable products contain cancellous bone particles as well as demineralized cortical bone particles and fibers, delivering osteoinductive, osteoconductive, and osteogenic properties. Our DBM product offering includes BioSet®, BioReady®, and BioAdapt®, a DBM portfolio consisting of putty, putty with chips, strips, and boat configurations for various surgical applications while providing osteoinductive properties to aid in bone fusion. Our synthetic bone growth substitutes include nanOss® and nanOss® 3D Plus, a family of products that provide osteoconductive nano-structured hydroxyapatite ("HA") and an engineered extracellular matrix bioscaffold collagen carrier that mimics a natural bone growth solution.

On January 18, 2022 we announced receipt of 510(k) clearance from the U.S. Food and Drug Administration for the HOLO Portal surgical guidance system for use within lumbar spine procedures.

The HOLO Portal surgical guidance system is designed to combine (i) advanced AR to assist the surgeon with an "X-ray vision"-like 3D overlay rendering of the patient's anatomy, (ii) automated image processing and modular spine level identification and segmentation of the patient's anatomy to enhance navigation, and (iii) automatically suggesting a patient specific surgical plan. The HOLO Portal™ system's AI is designed to recognize the different classes of anatomical structures and help the surgeon identify anatomy within complex areas of the spine. The HOLO Portal system has been designed with unique set up process of quickly establishing the synchronization between virtual images and the patient's real anatomy, a process called registration. The HOLO Portal surgical guidance system is also designed to provide surgeons with real-time perioperative information such as alerts and suggestions to assist the execution of the surgeon's approved operative, decrease surgical complications, reduce surgical times, and improve patient outcomes. Following our first 510(k) clearance, we continue to commercialize the HOLO Portal surgical guidance system in a limited market release for use in the lumbar spine, with plans to expand to thoracic and cervical spine and intracranial in the future.

With respect to the HOLO AI technology platform, we plan to develop and commercialize several next-generation features, including smart instrumentation, integration with robotic platforms, patient-specific 3D printed implants, and diagnostic and predictive analytics. This new generation of surgical devices will be designed with tracking technology intended to allow real-time 3D visualization and positioning of the instruments in the surgical field and autonomous safety features to aid in surgical precision and help avoid potential damage to surrounding tissue and neurological structures. We are designing HOLO AI technology to be integrated with existing robotic platforms to make them "smart" by identifying relevant anatomy. In addition, we are designing the HOLO AI platform with a software application to enable patient-specific implants with exact dimensions, shape, and contour based on a patient's specific bone density and height. We are also working on a novel diagnostic and predictive analytics capability using machine learning that leverages a large volume of patient data with known outcomes to allow for autonomous identification of spinal pathology.

We have aligned our core business principles with a focused business strategy that we believe will advance and scale our business with the ultimate goal of delivering on our promise to help improve surgical procedures and provide better patient outcomes. To support this effort, we have assembled a spine-industry experienced executive leadership team to execute our growth strategy. This strategy includes leveraging our technology platform to improve patient outcomes and drive adoption of our spinal hardware implants and biomaterials products, developing and commercializing an increased cadence of innovative spinal hardware implants and biomaterials products, validating our innovative products with clinical evidence, growing our international business, and strategically pursuing acquisition, license, and distribution opportunities.

We currently market and sell our products to hospitals, ambulatory surgery centers, and healthcare providers in the United States and in approximately 40 countries worldwide. Our U.S. sales organization consists of area sales directors and regional product specialists who oversee a network of independent spine and orthobiologics distributors who receive commissions for sales that they generate. Our international sales organization is composed of a sales management team that oversees a network of direct sales representatives, independent spine and orthobiologics distributors, and stocking distributors.

We plan to use our existing cash to fund our general corporate needs and are in the process of initiating expense reduction plans to lower operating expenses and reduce our overall cash burden. Further, we are evaluating corporate realignment programs to further streamline the organization, improve processes and lower future capital outlays moving into 2023. Based on our current cash flow forecast, these cost containment programs will not be sufficient to meet our anticipated cash needs into the fourth quarter of 2023. In the interim, we are seeking additional funding through the issuance of equity or debt or other financial instruments. Absent receipt of additional third-party financing, based on our current cash flow forecast, the Company will not have adequate capital resources to meet its current obligations as they become due into the fourth quarter of 2023, we may be required to seek bankruptcy protection of the courts, which could cause us to be delisted from the NASDAQ, further limiting our ability to obtain financing.

Recent Developments

Reverse Stock Split

We completed our l-for-30 Reverse Stock Split that became effective on May 16, 2022. Unless we indicate otherwise, all per share amounts and references to common shares and common share amounts in this Report reflect the Reverse Stock Split, and the accompanying financial statements and notes to the financial statements give effect to the Reverse Stock Split.

Disposition of Coflex and Cofix product lines

Subsequent to December 31, 2022, Xtant acquired 100% of the issued and outstanding equity of Surgalign SPV, from the Seller upon completion of the Coflex Transaction, which occurred on February 28, 2023. The aggregate consideration paid in the Coflex Transaction for 100% of Surgalign SPV's equity securities was $17.0 million in cash, which provided net cash of $14.8 million to the Company. The Coflex Purchase Agreement contains customary representations and warranties by the Company, Seller and Xtant. As a result of the Coflex Transaction, Xtant acquired our Coflex and Cofix product lines in the United States and worldwide intellectual property rights therein. The Seller, Surgalign SPV and Xtant also entered into the Transition Services Agreement in connection with the Coflex Transaction pursuant to which the Seller has agreed to provide certain transition services to Xtant immediately after the closing for an agreed upon transition period.

Acquisitions

See Note 7—Business Combinations and Acquisitions

COVID-19

As discussed in more detail above in Part I, Item 1, "Business" of this Form 10-K, the coronavirus ("COVID-19") pandemic and its variants has adversely affected our business. The consequences of the outbreak and impact on the economy continue to evolve and the full extent of the impact is uncertain as of the date of this filing. The outbreak has already had, and continues to have, a material adverse effect on our business, operating results and financial condition and has significantly disrupted our operations.

Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States ("GAAP") often requires us to make estimates and judgments that affect reported amounts. These estimates and judgments are based on historical experience and assumptions that we believe to be reasonable under the circumstances. Assumptions and judgments based on historical experience may provide reported results which differ from actual results; however, these assumptions and judgments historically have not varied significantly from actual experience and we therefore do not expect them to vary significantly in the future.

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. Our estimates or judgments as of March 30, 2023 may change as new events occur and additional information is obtained. Accordingly, actual results could differ materially from our estimates or judgements made under different assumptions or conditions.

The accounting policies which we believe are "critical," or require the most use of estimates and judgment, relate to the following items presented in our financial statements: (1) Excess and Obsolete Inventory Valuation; (2) Accounts Receivable Allowances; (3) Long-Lived Assets; (4) Revenue Recognition; (5) Warrant Valuation; (6) Income Taxes; (7) Contingent Consideration Valuation and (8) Non-controlling interest.

Excess and Obsolete Inventory Valuation. Our calculation of the amount of inventory that is excess, obsolete, or will expire prior to sale has the following components: 1) a consumption based component that compares historical sales to inventory quantities on hand for our United States calculation and projected sales to quantities on hand for our international calculation given its wind down; 2) for expiring inventory we assess the risk related to inventory that is near expiration by analyzing historical expiration trends to project inventory that will expire prior to being sold; and 3) identifying product lines that will be rationalized in the near future. Our demand-based consumption model assumes that inventory will be sold on a first-in-first-out basis. Our metal inventory does not expire and can be re-sterilized and sold; however, we assess quantities on hand, historical sales, projected sales, projected consumption, the number of forecasted years, wind down timing for rationalized product lines when calculating the estimate.

Accounts Receivable Allowances. We maintain the allowance for estimated losses resulting from the inability of our customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of our ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. Write-off activity and recoveries for the years were not material.

Long-Lived Assets. We periodically review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset group. An impairment loss would be recorded for the excess of net carrying value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows or other methods such as orderly liquidation value. The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. Changes in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results. Because our forecasted cash flow is negative, long-lived assets, including property and equipment and intangible assets subject to amortization were impaired and written down to their estimated fair values in 2022 and 2021.

Revenue Recognition. The Company recognizes revenue upon transfer of control of promised products in an amount that reflects the consideration it expects to receive in exchange for those products. The Company typically transfers control at a point in time upon shipment or delivery of the implants for direct sales, or upon implantation for sales of consigned inventory. The customer is able to direct the use of, and obtain substantially all of the benefits from, the implant at the time the implant is shipped, delivered, or implanted, respectively based on the terms of the contract.

The Company's performance obligations consist mainly of transferring control of implants identified in the contracts. The Company's transaction price is generally fixed. Any discounts or rebates are estimated at the inception of the contract and recognized as a reduction of the revenue. Some of the Company's contracts offer assurance-type warranties in connection with the sale of a product to a customer. Assurance-type warranties provide a customer with assurance that the related product will function as the parties intended because it complies with agreed-upon specifications. Such warranties do not represent a separate performance obligation and are not material to the consolidated financial statements.

Warrant Valuation. The Company accounts for its warrants in accordance with ASC 815-40, "Derivatives and Hedging—Contracts in Entity's Own Equity" ("ASC 815"), under which the warrants did not meet the criteria for equity classification and thus were recorded as liabilities. Since the warrants met the definition of a derivative in accordance with ASC 815, these warrants were measured at fair value at inception and will be remeasured at each reporting date in accordance with ASC 820, "Fair Value Measurement," with changes in fair value recognized in earnings in the period of change. The Company determined the fair value of its warrants based on the Black Scholes Option Pricing Model.

Income Taxes. We use the asset and liability method of accounting for income taxes. Deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Contingent Consideration Valuation. We account for the contingent consideration related to the Holo Acquisition as a liability in accordance with the guidance of ASC 480, Distinguishing Liabilities from Equity, because the contingent consideration represents a conditional obligation that has a fixed monetary value known at inception and we may settle by issuing a variable number of our equity shares. The liability is recorded at its fair value at inception and shall be marked to market subsequently at the end of each reporting period, with any change recognized in the current earnings.

Noncontrolling Interest. The Company's consolidated noncontrolling interest is comprised of INN. The Company evaluated whether noncontrolling interest is subject to redemption features outside of the Company's control. We classified noncontrolling interest that is currently redeemable for cash or probable of being redeemable for cash in the future in the mezzanine section of the consolidated balance sheet. Currently, the noncontrolling interest is not redeemable. It is only redeemable upon the occurrence of FDA approval and therefore will not be remeasured at each reporting period until approval is obtained.

Accounting Standard Update Considerations

To date, there have been no recent accounting pronouncements not yet effective that we expect will have a material, or potential material, impact to our consolidated financial statements.

Off Balance-Sheet Arrangements

As of December 31, 2022, we had no off-balance-sheet arrangements, as defined in Item 303 of Regulation S-K.

Results of Operations

The following tables set forth, in both thousands of dollars and as a percentage of revenues, the results of our operations for the years indicated:

	Year Ended December 31,			
	2022		**2021**	
Statement of Operations Data:				
Revenues	$ 81,979	100.0%	$ 90,500	100.0%
Costs of goods sold	41,691	50.9	29,775	32.9
Gross profit	40,288	49.1	60,725	67.1
Operating Expenses:				
General and administrative	95,888	117.0	104,460	115.7
Severance and restructuring costs	1,148	1.4	208	—
Research and development	15,736	19.2	13,888	15.3
Gain on acquisition contingency	(17,867)	(21.8)	(4,587)	(5.1)
Asset acquisition expenses	—	—	72,087	79.7
Asset impairment and abandonments	5,352	6.5	12,195	13.5
Transaction and financing expenses	19,391	23.7	3,689	4.1
Total operating expenses	119,648	145.9	201,940	223.1
Other operating income, net	(898)	(1.1)	(3,932)	(4.3)
Operating loss	(78,462)	(95.7)	(137,283)	(151.7)
Other expense (income)—net				
Other expense (income)—net	26	—	(202)	(0.2)
Interest expense	1,009	1.2	—	—
Foreign exchange loss	978	1.2	1,447	1.6
Change in fair value of warrant liability	(24,827)	(30.3)	(14,736)	(16.3)
Total other income—net	(22,814)	(27.8)	(13,491)	(14.9)
Loss before income tax provision	(55,648)	(67.9)	(123,792)	(136.8)
Income tax benefit	(1,043)	(1.3)	(886)	(1.0)
Net loss from continuing operations	(54,605)	(66.6)	(122,906)	(135.8)
Discontinued operations				
Loss from operations of discontinued operations	—	—	(6,316)	(7.0)
Income tax benefit	—	—	(2,674)	(3.0)
Net loss from discontinued operations	—	—	(3,642)	(4.0)
Net loss	(54,605)	(66.6)	(126,548)	(139.8)
Net loss applicable to noncontrolling interests	—	—	41,897	46.3
Net loss applicable to Surgalign Holdings, Inc.	$ (54,605)	(66.6)	$ (84,651)	(93.5)

	For the Year Ended December 31,		Percent Change
	2022	**2021**	**2022/2021**
Revenues:			
Domestic	$68,647	$77,927	(11.9)%
International	13,332	12,573	6.0%
Total revenues	$81,979	$90,500	(9.4)%

2022 Compared to 2021

Revenues – Total revenues decreased $8.5 million, or 9.4%, to $82.0 million for the year ended December 31, 2022, compared to $90.5 million for the year ended December 31, 2021. The decrease in revenue was primarily related to the continued pricing pressures faced with our customers and the current market and economic conditions in the U.S and abroad. The impact of the global pandemic, which has led to fewer surgical procedures and hospital staffing shortages throughout the U.S., among other factors.

Gross profit – Gross profit decreased $20.4 million or 33.7% to $40.3 million for the year ended December 31, 2022 compared to $60.7 million for the year ended December 31, 2021. Gross profit percentage decreased by 18.0% to 49.1% from 67.1% for the year ended December 31, 2021. The decrease in gross profit and gross margin was primarily related to increases in our excess and obsolete inventory calculation as a result of product rationalization initiatives. This was coupled with a decrease in overall revenue year-over-year.

Operating expenses - Total operating expenses decreased by $82.3 million or 40.8% to $119.6 million for the year ended December 31, 2022 compared to $201.9 million for the year ended December 31, 2021. The primary driver was a $72.1 million decrease in "Asset acquisition" expense related to the INN acquisition in 2021. Additionally, there was an $8.6 million decrease in "General and administrative" expenses caused by a reduction in spending through continued simplification of the distribution and administrative infrastructure. Additionally, there was a decrease in "Asset impairment and abandonment" of $6.8 million due to impairment of the ERP system in 2021 and a reduction in capital expenditures during 2022. This was partially offset by an increase of $1.8 million in "Research and development" expenses in 2022 related to the continued development of the HOLO™ platform and obtaining regulatory approval, and also from an increase of $1.0 million in "Severance and restructuring costs" in 2022 associated with our restructuring plan.

Net income loss from operations and per share amount – Total net loss from operations decreased $68.3 million or 55.6% to $54.6 million net loss for the year ended December 31, 2022 from a net loss of $122.9 million for the year ended December 31, 2021. Net loss per share decreased from $30.08 net loss per share as of December 31, 2021 to $8.33 net loss per share as of December 31, 2022. The main drivers of the decrease are identified within the operating expenses identified above and partially offset by the $10.1 million change in warrant liability revaluation.

Non-GAAP Financial Measures

We utilize certain financial measures that are important financial measures for us but are not financial measures calculated in accordance with GAAP. These financial measures are considered "non-GAAP" financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K promulgated by the SEC. We believe that non-GAAP financial measures provide an additional way of viewing aspects of our operations that, when viewed with the GAAP results, provide a more complete understanding of our results of operations and the factors and trends affected our business. These non-GAAP financial measures are also used by our management to evaluate financial results and to plan and forecast future periods. However, non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may differ from the non-GAAP measures used by other companies, including our competitors.

To supplement our consolidated financial statements presented on a GAAP basis, we disclose non-GAAP net loss applicable to common shares, non-GAAP net loss per diluted share, non-GAAP operating expenses, and non-GAAP gross profit, in each case adjusted for certain amounts. In addition, we disclose EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. The calculation of the tax effect on the adjustments between GAAP net loss applicable to common shares and non-GAAP net loss applicable to common shares is based upon our estimated annual GAAP tax rate, adjusted to account for items excluded from GAAP net loss applicable to common shares in calculating non-GAAP net loss applicable to common shares. Reconciliations of each of these non-GAAP financial measures to the most directly comparable GAAP measures are included in the reconciliations below:

Non-GAAP Gross Profit, Adjusted:

	For the Year Ended December 31,			
	2022		2021	
	(In thousands)			
Revenues	$81,979	100.0%	$90,500	100.0%
Costs of goods sold	41,691	50.9%	29,775	32.9%
Gross profit, as reported	40,288	49.1%	60,725	67.1%
Inventory write-off	3,709	4.5%	—	— %
Product rationalization	13,822	16.9%	—	— %
Supplier prepayment write-off	180	0.2%	3,000	3.3%
Inventory purchase price adjustment	1,678	2.0%	2,036	2.2%
Non-GAAP gross profit, adjusted	$59,677	72.8%	$65,761	72.7%

Non-GAAP Operating Expenses, Adjusted:

	For the Year Ended December 31,	
	2022	2021
	(In thousands)	
Operating Expenses	$119,648	$201,940
Non-cash stock-based compensation	4,634	5,212
Gain on acquisition contingency	(17,867)	(4,587)
Asset acquisition expenses	—	72,087
Bargain purchase gain	—	(90)
Asset impairment and abandonments	5,352	12,195
Transaction and financing expenses	19,391	3,689
Severance and restructuring costs	1,148	208
Non-GAAP operating expenses, adjusted*	$106,990	$113,226
Non-GAAP operating expenses, adjusted as a percent of revenues	130.5%	125.1%

* Please note this reconciliation does not include HOLO Portal capitalized costs of $1.2 million and $0.0 million for the years ended December 31, 2022 and 2021.

Reconciliation of Net Loss Applicable to Common Shares and Net Loss Per Diluted Share to Adjusted Net Loss Applicable to Common Shares and Adjusted Net Loss Per Diluted Share

	For the Year Ended December 31,			
	2022		**2021**	
	Net Loss Applicable to Common Shares	**Amount Per Diluted Share**	**Net Loss Applicable to Common Shares**	**Amount Per Diluted Share**
	(In thousands)			
Net loss from continuing operations, as reported	$(54,605)	$(8.33)	$(122,906)	$(30.08)
Change in fair value of warrant liability	(24,827)	(3.79)	(14,736)	(3.61)
Gain on acquisition contingency	(17,867)	(2.73)	(4,587)	(1.12)
Non-cash stock-based compensation	4,634	0.71	5,212	1.28
Foreign exchange loss	978	0.15	1,447	0.35
Supplier prepayment write-off	180	0.03	3,000	0.73
Asset acquisition expenses	—	—	72,087	17.64
Bargain purchase gain	—	—	(90)	(0.02)
Other operating income	(898)	(0.14)	(3,932)	(0.96)
Asset impairment and abandonments	5,352	0.82	12,195	2.98
Transaction and financing expenses	19,391	2.96	3,689	0.90
Inventory purchase price adjustment	1,678	0.26	2,036	0.50
Inventory write-off	3,709	0.57	—	—
Product rationalization	13,822	2.11	—	—
Severance and restructuring costs	1,148	0.18	208	0.05
Tax effect on other adjustments	33	0.01	(28)	(0.01)
Non-GAAP net loss applicable to common shares, adjusted*	$(47,272)	$(7.19)	$ (46,405)	$(11.37)

* Please note this reconciliation does not include HOLO Portal capitalized costs of $1.2 million and $0.0 million for the years ended December 31, 2022 and 2021.

Reconciliation of Net Loss Applicable to Common Shares to Adjusted EBITDA

	For the Twelve Months Ended December 31,	
	2022	**2021**
	(In thousands)	
Net loss income for continuing operations	$(54,605)	$(122,906)
Interest expense, net	1,009	—
Provision (benefit) for income taxes	(1,043)	(886)
Depreciation	1,973	2,457
EBITDA	(52,666)	(121,335)
Reconciling items impacting EBITDA		
Non-cash stock based compensation	4,634	5,212
Foreign exchange loss	978	1,447
Other reconciling items *		
Inventory write-off	3,709	—
Supplier prepayment write-off	180	3,000
Product rationalization	13,822	—
Other operating income	(898)	(3,932)
Inventory purchase price adjustment	1,678	2,036
Asset acquisition expenses	—	72,087
Change in fair value of warrant liability	(24,827)	(14,736)
Gain on acquisition contingency	(17,867)	(4,587)
Bargain purchase gain	—	(90)
Asset impairment and abandonments	5,352	12,195
Transaction and financing expenses	19,391	3,689
Severance and restructuring costs	1,148	208
Adjusted EBITDA*	$(45,366)	$ (44,806)
Adjusted EBITDA as a percent of revenues	(55.3)%	(49.5)%

*   Please note this reconciliation does not include HOLO Portal capitalized costs of $1.2 million and $0.0 million for the years ended December 31, 2022 and 2021.

The following are explanations of the adjustments that management excluded as part of the non-GAAP measures for the years ended December 31, 2022 and 2021. Management removes the amount of these costs from our operating results to supplement a comparison to our past operating performance.

2022 and 2021 Non-cash stock-based compensation – These costs relate to expense amortization for all stock-based awards made to employees and directors, including restricted stock awards, restricted stock units, stock options and the employee stock purchase plan purchase rights.

2022 and 2021 Foreign exchange loss – These costs relate to the process of remeasuring international activity into the Company's functional currency.

2022 and 2021 Change in fair value of warrant liability – Other income related to the revaluation of our warrant liability.

2022 and 2021 Gain on acquisition contingency – The gain on acquisition contingency relates to an adjustment to our estimate of obligation for future milestone payments on the Holo Surgical acquisition.

2022 and 2021 Asset impairment and abandonments – These costs relate to asset impairment and abandonments of certain long-term assets within the asset group.

2022 and 2021 Inventory purchase price adjustment – These costs relate to the purchase price effects of acquired Paradigm inventory that was sold during the years ended December 31, 2022 and 2021.

2022 and 2021 Transaction and financing expenses – These costs relate to professional fees associated with financings and issuance costs for the registered direct offering and professional fees associated with the acquisition of INN, Holo Surgical, and Prompt Prototypes, LLC.

2022 and 2021 Tax effect on other adjustments – These adjustments represent the tax effects of the non-GAAP measures for the respective years.

2022 and 2021 Severance and restructuring costs – 2022 costs relate to employee related severance costs as a result of the Company's organization restructuring plan. 2021 costs relate to the reduction of our organizational structure, primarily driven by simplification of our Marquette, MI location.

2022 and 2021 Other operating income, net – Gain relates to the Company's inventory settlement with OEM.

2022 Inventory write-off – These costs relate to inventory write-offs associated with reduced sales forecasts applied for the Company's continuing inventory product portfolio.

2022 Product rationalization – These costs relate to inventory write downs associated with the Company's product portfolio rationalization initiative and wind down of the international business.

2021 Bargain purchase gain – Gain related to our acquisition of Prompt Prototypes, LLC.

2021 Supplier prepayment write-off – Cost related to the write-off of prepaid royalty payments that the Company assessed would not be met in future years.

2021 Asset acquisition expenses – The asset acquisition expenses related to the INN acquisition in 2021.

Non-GAAP 2022 Compared to Non-GAAP 2021

Non-GAAP gross profit – Non-GAAP gross profit decreased $6.1 million or 9.3% to $59.7 million for the year ended December 31, 2022 compared to $65.8 million for the year ended December 31, 2021. Gross profit percentage increased by 0.1% to 72.8% from 72.7% for the year ended December 31, 2022 and 2021, respectively. The decrease in gross profit was primarily related to lower revenue for the comparable 2022 and 2021 periods, while the increase in gross profit percentage was primarily related to an improved product mix.

Non-GAAP operating expenses - Total non-GAAP operating expenses decreased by $6.2 million or 5.5% to $107.0 million for the year ended December 31, 2022 compared to $113.2 million for the year ended December 31, 2021. The decrease was primarily related to a $8.6 million decrease in "General and administrative" expenses caused by a reduction in spending through continued simplification of the Company's distribution and administrative infrastructure, with a $1.8 million partial offset in "Research and development" expenses related to the continued development of the HOLO™ platform and obtaining regulatory approval.

Non-GAAP Net loss from operations and Non-GAAP per share amount – Total net loss from operations increased $0.9 million or 1.9% to $47.3 million for the year ended December 31, 2022 from a $46.4 million net loss for the year ended December 31, 2021. Non-GAAP net loss per share decreased from $11.37 as of December 31, 2021 to net loss per share of $7.19 as of December 31, 2022. The main drivers of the increase are caused by the decrease non-GAAP gross profit explained above, decrease in non-GAAP operating expenses explained above, and a $1.0 million increase in interest expense due to the debt issued related to the INN acquisition.

Adjusted EBITDA – Total adjusted EBITDA increased $0.6 million or 1.2% to a $45.4 million loss for the year ended December 31, 2022 from a $44.8 million loss for the year ended December 31, 2021. The main drivers of the increase are caused by the decrease in non-GAAP operating expenses explained above.

Liquidity and Going Concern

As of December 31, 2022, we had approximately $16.3 million in cash and $20.9 million in trade accounts payable and accrued expense liabilities, all of which were current. We plan to use our existing cash to fund our general corporate needs. In December 2022, we implemented a restructuring plan based on a thorough review of our organizational structure, processes, costs, and product portfolio, which we expect will lower operating expenses and reduce our overall cash burden. We believe this corporate realignment program will streamline the organization, improve processes and result in a significant reduction in operating expenses, significantly decrease our current operating cash flow, and leading to a lower cost basis to operate in 2023. In addition, to continue to increase our overall cash position, we sold our U.S. Coflex business in the first quarter of 2023 for total consideration of $17.0 million which provided net cash of $14.8 million to the Company following transaction costs. Based on the current execution of the strategy and our current cash flow forecast, we expect our current net working capital available will be sufficient to satisfy our needs into the fourth quarter of 2023. We are currently executing on our overall corporate strategy which includes the possibility of further corporate alignment programs, additional financing events through debt or equity, the potential sale of certain or substantially all assets, a sale of the Company or a potential merger with another entity. There is no assurance that we will be successful in further implementing these initiatives. Absent receipt of additional funding, based on our current cash flow forecast, we do not expect to have adequate capital resources to meet our anticipated cash needs and our current obligations as they become due into the fourth quarter of 2023, which could require the Company to seek protection through a bankruptcy filing.

In the interim, if we seek to raise additional capital through debt or equity or other financial instruments, there is no assurance that we will be able to obtain financing in a timely manner or on acceptable terms to meet any liquidity needs. If we are unable to secure additional funding and successfully implement our planned corporate realignment programs designed to significantly reduce expenses, we may be required to seek protection under applicable bankruptcy laws and/or liquidate or reorganize our assets, which could cause us to be delisted from the NASDAQ, further limiting our ability to obtain financing.

Financing Activities

On November 13, 2022, we entered into a securities purchase agreement with a single institutional investor pursuant to which we agreed to sell, in a registered direct offering (the "2022 Registered Direct Offering"), 740,000 shares of our common stock, pre-funded warrants exercisable for up to an aggregate of 5,260,000 shares of common stock at an exercise price of $0.001 per share, Series A warrants to purchase an aggregate of up to 6,000,000 shares of common stock that are exercisable through November 13, 2027 at an exercise price of $1.8150 per share, and Series B warrants to purchase an aggregate of up to 1,500,000 shares of common stock that are exercisable through November 13, 2025 at an exercise price of $1.8150 per share. We received gross proceeds of $12.0 million associated with the 2022 Registered Direct Offering. Also in connection with the 2022 Registered Direct Offering, we issued placement agent warrants to purchase an aggregate of up to 360,000 shares of common stock that are exercisable through November 13, 2027 at an exercise price of $2.5000 per share.

On February 15, 2022, we issued and sold in an underwritten public offering 1,285,507 shares of our common stock and 163,768 of pre-funded warrants to purchase common stock. In addition, the Company issued warrants to purchase up to an aggregate of 1,086,956 shares of common stock that are exercisable through February 15, 2027. Also in connection with the offering, the Company issued placement agent warrants to purchase an aggregate of up 86,956 shares of common stock that are exercisable through February 15, 2027. Finally, the Company granted the underwriters the option for a period of 30 days from February 15, 2022 to purchase up to 217,391 additional shares of the Company's common stock and/or warrants to purchase up to

163,043 shares of the Company's common stock. The Underwriters did not exercise the option to purchase the common shares from the Company, but they did exercise the option to purchase the warrants which have not been converted to common shares as of December 31, 2022. We received gross proceeds of $20.0 million from the offering.

On June 14, 2021, we issued and sold in a registered direct offering an aggregate of 966,183 shares of our common stock and investor warrants to purchase up to an aggregate of 966,183 shares of common stock. The Company, also in connection with the direct offering, issued placement agent warrants to purchase an aggregate of up to 57,971 shares of our common stock that are exercisable through June 14, 2024. We received gross proceeds of $50.0 million from the offering.

On February 1, 2021, we closed a public offering and sold a total of 956,666 shares of our common stock at a price of $45.0000 per share, less the underwriter discounts and commissions. We received gross proceeds of $44.5 million from the offering.

Commitments & Contingencies

The following table provides a summary of our operating lease obligations and other significant obligations as of December 31, 2022.

	Contractual Obligations Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(In thousands)				
Operating lease obligations (1)	66,874	3,955	11,473	11,993	39,453
Purchase obligations (2)	24,460	13,531	10,929	—	—
Milestone payments (3)	34,328	4,377	29,951	—	—
Total	$125,662	$21,863	$52,353	$11,993	$39,453

(1) *These represent our operating lease commitments including the commitments related to the San Diego Lease.*
(2) *These amounts consist of contractual obligations for capital expenditures, annual minimums with suppliers, and certain open purchase orders with Aziyo, and purchase commitments with RTI Surgical.*
(3) *These amounts relate to the future milestone payments related to the Holo Surgical acquisition and the forward contracts related to the INN acquisition.*

Cash Flow Analysis – Financing Risk

We expect to devote significant efforts to raise capital, restructure our indebtedness and identify and evaluate potential strategic alternatives, however; there can be no assurance that we will be successful in obtaining capital sufficient to meet our operating needs on terms or a timeframe acceptable to us or at all. Further, in the event that market conditions preclude our ability to consummate such a financing or capital-raising transaction, we may be required to evaluate additional alternatives in restructuring our business and our capital structure. Any failure in these efforts could force us to delay, limit or terminate our operations, make reductions in our workforce, liquidate all or a portion of our assets or pursue other strategic alternatives, and/or seek protection under the provisions of the U.S. Bankruptcy Code.

Although we have estimated our liquidity requirements based on assumptions we consider to be reasonable, we may need additional cash resources due to changed business conditions or other developments, including supply chain challenges, disruptions due to COVID-19, competitive pressures, and regulatory developments, among other developments. Our budget projections may be subject to cost overruns for reasons outside of our control, which would pose a risk to achieve positive cash flow.

We have based our estimate of liquidity on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors mentioned elsewhere in this discussion and analysis. If we require additional equity or debt financing from outside sources, we may not be able to raise it on terms acceptable to us, or at all, and we may enter into definitive agreements with respect to financing transactions that are unable to be completed. If we are unable to raise additional capital, our business, financial condition and results of operations would be harmed.

Working capital comparison 2022 Compared to 2021

Our working capital at December 31, 2022 decreased $17.0 million to $35.6 million from $52.6 million at December 31, 2021, primarily as a result of the decrease in sales year over year. As of December 31, 2022, we had $16.3 million of cash and cash equivalents. For the year ended December 31, 2022, the Company used approximately $52.1 million of cash in its operations, primarily related to the execution of its digital health strategy.

At December 31, 2022, we had 72 days of revenues outstanding in trade accounts receivable, a decrease of 5 days compared to December 31, 2021. The decrease is primarily due to improved collection efforts in addition to reduced sales as compared to the prior period.

At December 31, 2022, excluding the purchase accounting step-up of Paradigm inventory, we had 254 days of inventory on hand, a decrease of 170 days compared to December 31, 2021. The decrease in inventory days is a result of the product rationalization initiative. For continuing product lines, we believe that our inventory levels will be adequate to support our on-going operations for the next twelve months.

At December 31, 2022, our foreign subsidiaries held $2.0 million in cash. We intend to indefinitely reinvest the earnings of our foreign subsidiaries. If we were to repatriate indefinitely reinvested foreign funds, we would not be subject to additional U.S. federal income tax; however, we would be required to accrue and pay any applicable withholding tax and U.S. state income tax liabilities. We do not believe that this policy of indefinitely reinvesting the earnings of our foreign subsidiaries will have a material adverse effect on the business as a whole.

Going Concern

The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern and in accordance with generally accepted accounting principles in the United States of America. The going concern basis of presentation assumes that we will continue in operation one year after the date these financial statements are issued, and we will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. However, as discussed below, management has concluded that substantial doubt exists with respect to the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

As of December 31, 2022, the Company had cash of $16.3 million and an accumulated deficit of $624.2 million. For the year ended December 31, 2022, the Company had a loss from continuing operations of $54.6 million and a net loss applicable to Surgalign Holdings, Inc. of $54.6 million. The Company has incurred losses from operations in the previous two fiscal years and did not generate positive cash flows from operations in fiscal year 2022 nor in 2021. The Company expects net operating losses for the full year 2023 as it works to commercialize its HOLO Portal™ surgical guidance system and further develop its HOLO™ AI platform and spinal device product lines.

On November 13, 2022, we entered into a securities purchase agreement with a single institutional investor pursuant to which we agreed to sell, in a registered direct offering (the "2022 Registered Direct Offering"), 740,000 shares of our common stock, pre-funded warrants exercisable for up to an aggregate of 5,260,000 shares of common stock, Series A warrants to purchase an aggregate of up to 6,000,000 shares of common stock that are exercisable through November 13, 2027, and Series B warrants to purchase an aggregate of up to 1,500,000 shares of common stock that are exercisable through November 13, 2025. We received gross proceeds of $12.0 million associated with the purchase agreement. Also in connection with the 2022 Registered Direct Offering, we issued placement agent warrants to purchase an aggregate of up to 360,000 of common stock that are exercisable through November 13, 2027.

On February 15, 2022, we issued and sold in an underwritten public offering 1,285,507 shares of our common stock and 163,768 of pre-funded warrants to purchase common stock. In addition, the Company issued warrants to purchase up to an aggregate of 1,086,956 shares of common stock that are exercisable through February 15, 2027. Also in connection with the offering, the Company issued placement agent warrants to purchase an aggregate of up to 86,956 shares of common stock that are exercisable through February 15, 2027. Finally, the Company granted the underwriters the option for a period of 30 days from February 15, 2022 to purchase up to 217,391 additional shares of the Company's common stock and/or warrants to purchase up to 163,043 shares of the Company's common stock. The Underwriters did not exercise the option to purchase the common shares from the Company, but they did exercise the option to purchase the warrants which have not been converted to common shares as of December 31, 2022. We received gross proceeds of $20.0 million from the offering.

On June 14, 2021, we issued and sold in a registered direct offering an aggregate of 966,183 shares of our common stock and investor warrants to purchase up to an aggregate of 966,183 shares of common stock. The Company, also in connection with the direct offering, issued placement agent warrants to purchase an aggregate of up to 57,971 shares of our common stock that are exercisable through June 14, 2024. We received gross proceeds of $50.0 million from the offering.

On February 1, 2021, we closed a public offering and sold a total of 956,666 shares of our common stock at a price of $45.0000 per share, less the underwriter discounts and commissions. We received gross proceeds of $44.5 million from the offering.

The Company is projecting it will continue to generate significant negative operating cash flows over the next 12-months and beyond. In management's evaluation of the going concern conclusion we considered the following: i) supply chain and labor issues, potential of a COVID-19 or related variant resurgence, inflation, and recent market volatility; ii) negative cash flows that are projected over the next 12-month period; iii) probability of payment of potential milestone payments related to the Holo Surgical and INN acquisitions should any of the milestones be achieved; iv) INN seller notes with an aggregate amount of $10.6 million due to the seller of INN on December 31, 2024; and v) various supplier minimum purchase agreements. The Company's operating plan for the next 12-month period also includes continued investments in its product pipeline that require additional financings, including digital health, its digital health products, and certain hardware assets.

Historically, the Company has successfully funded its cash requirements with capital raised through financings and/or asset sales and intends to continue to pursue those paths to address cash shortfalls. We completed the Coflex Transaction for $17.0 million gross funds and net cash of $14.8 million to the Company.

Even with this sale, absent receipt of additional third-party funding and based on our current cash flow forecast, the Company does not expect to have adequate capital resources to meet its current obligations as they become due into the fourth quarter of 2023. The Company's ability to meet its current obligations as they become due over the next twelve months and to be able to continue with its operations will depend on obtaining additional capital and executing its current corporate strategy. No assurance can be given that any of these actions will be completed. If the Company is unable to secure additional funding and successfully implement its planned corporate realignment programs designed to significantly reduce expenses, the Company may be required to seek protection under applicable bankruptcy laws and/or liquidate or reorganize its assets, which could cause us to be delisted from the NASDAQ, further limiting our ability to obtain financing.

In consideration of the inherent risks and uncertainties and the Company's forecasted negative cash flows as described above, management has concluded that substantial doubt exists with respect to the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Management continually evaluates plans to raise additional debt and/or equity financing and will continue to attempt to curtail discretionary expenditures in the future; however, in consideration of the risks and uncertainties mentioned, such plans cannot be considered probable of occurring at this time.

The recoverability of a major portion of the recorded asset amounts shown in the Company's accompanying consolidated balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its funding requirements on a continuous basis to maintain existing financing to succeed in its future operations. The Company's consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Impact of Inflation

Inflation generally affects us by increasing our cost of labor, equipment and processing tools and supplies. We do not believe that the relatively low rates of inflation experienced in the United States since the time we began operations have had any material effect on our business.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are subject to market risk from exposure to changes in interest rates based upon our financing, investing and cash management activities.

We are exposed to interest rate risk in the United States and Germany. Changes in interest rates affect interest income earned on cash and cash equivalents. As of December 31, 2022, all of our indebtedness is based on a fixed rate interest rate.

The value of the U.S. dollar compared to the Euro affects our financial results. Changes in exchange rates may positively or negatively affect revenues, gross margins, operating expenses, and net income. Our international operations currently transact business primarily in the Euro. Assets and liabilities of foreign subsidiaries are translated at the period end exchange rate while revenues and expenses are translated at the average exchange rate for the period. Intercompany transactions are translated from the Euro to the U.S. dollar. Based on December 31, 2022, outstanding intercompany balances, a 1% change in currency rates would have had a de-minimis impact on our results of operations. We do not expect changes in exchange rates to have a material adverse effect on our income or our cash flows in 2022. However, we can give no assurance that exchange rates will not significantly change in the future.

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements, supplementary data and the Report of Independent Registered Public Accounting Firm required in this item are set forth on the pages indicated in Item 15(a)(1) and are incorporated herein by reference.

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

Item 9A.   CONTROLS AND PROCEDURES.

Attached as exhibits to this Form 10-K are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required in accordance with Rule 13a-15 of the Exchange Act. This

"Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. Based on this evaluation of our disclosure controls and procedures, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.

Under the supervision and with the participation of our management, including our CEO and CFO, we have conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria set forth under the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. This annual report does not include an attestation report of our registered independent public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered independent public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   OTHER INFORMATION.

Not applicable

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

The Company intends to file with the SEC a definitive proxy statement for its next Annual Meeting of Stockholders (the "Proxy Statement") pursuant to Regulation 14A not later than 120 days after December 31, 2022. The information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated herein by reference to the disclosure in that Proxy Statement.

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Item 10 is incorporated herein by reference to the Proxy Statement.

Code of Ethics for Senior Financial Professionals and Code of Conduct

Our Board has adopted a Code of Ethics for Senior Financial Professionals, applicable to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Our Board has also adopted a Code of Conduct applicable to all of our directors, officers and employees. The Code of Ethics for Senior Financial Professions is available on our website at www.surgalign.com.

Item 11.   EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated herein by reference to the Proxy Statement.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 is incorporated herein by reference to the Proxy Statement.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is incorporated herein by reference to the Proxy Statement.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 is incorporated herein by reference to the Proxy Statement.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Documents filed as part of the report:

(1) Financial Statements:

See "Index to Consolidated Financial Statements and Financial Statement Schedule" on page 55, the Independent Registered Public Accounting Firm's Report on page 56 and the Consolidated Financial Statements on pages 58 to 61, all of which are incorporated herein by reference.

(2) Financial Statement Schedule:

The following Financial Statement Schedule is filed as part of this Report:

Schedule II, Valuation and Qualifying Accounts for the years ended December 31, 2022 and 2021 is included in the Consolidated Financial Statements of Surgalign Holdings, Inc. on page 98. All other financial statement schedules are omitted because they are inapplicable, not required or the information is indicated elsewhere in the consolidated financial statements or the notes thereto.

(3) *Exhibits*:

Exhibit No.	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Date Filed
2.1	Master Transaction Agreement, dated as of November 1, 2018, by and among RTI Surgical, Inc., PS Spine Holdco, LLC, Bears Holding Sub, Inc., and Bears Merger Sub, Inc.	8-K12B	001-38832	2.1	3/11/2019
2.2†	Equity Purchase Agreement, dated as of January 13, 2020, by and between RTI Surgical Holdings, Inc. and Ardi Bidco Ltd.	8-K	001-38832	2.1	1/15/2020
2.3†	First Amendment to Equity Purchase Agreement, dated as of March 6, 2020, by and between RTI Surgical Holdings, Inc. and Ardi Bidco Ltd.	8-K	001-38832	2.1	3/9/2020
2.4†	Second Amendment to Equity Purchase Agreement, dated as of April 27, 2020, by and between RTI Surgical Holdings, Inc. and Ardi Bidco Ltd.	8-K	001-38832	2.1	4/29/2020
2.5†	Third Amendment to Equity Purchase Agreement, dated July 8, 2020, by and between the Company and Ardi Bidco Ltd.	8-K	001-38832	2.1	7/9/2020
2.6†	Stock Purchase Agreement, dated as of September 29, 2020, by and among Surgalign Holdings, Inc., Roboticine, Inc., Holo Surgical S.A., Pawel Lewicki and Krzysztof Siemionow.	8-K	001-38832	2.1	9/29/2020
2.7†	First Amendment to Stock Purchase Agreement, dated as of September 29, 2020, by and among Surgalign Holdings, Inc., Roboticine, Inc., Holo Surgical S.A., Pawel Lewicki and Krzysztof Siemionow.	8-K	001-38832	99.2	10/23/2020

Exhibit No.	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Date Filed
2.8†	Second Amendment to Stock Purchase Agreement, dated as of January 12, 2022, by and among Surgalign Holdings, Inc., Roboticine, Inc, Holo Surgical S.A., Pawel Lewicki and Krzysztof Siemionow.	8-K	001-38832	99.2	1/18/2022
2.9†	Stock Purchase Agreement, dated as of December 30, 2021, by and between Surgalign Holdings, Inc., Inteneural Networks Inc., Dearborn Capital management LLC, Neva, LLC, Krzysztof Siemionow and Pawel Lewicki.	8-K	001-38832	2.1	1/5/2022
2.10†	Equity Purchase Agreement, dated as of February 28, 2023, by and among Surgalign Holdings, Inc., Surgalign Spine Technologies, Surgalign SPV Inc., and Xtant Medical Holdings Inc.	8-K	001-38832	2.1	3/6/2023
3.1	Amended and Restated Certificate of Incorporation of the Company, effective as of March 8, 2019.	8-K12B	001-38832	3.1	3/11/2019
3.2	Certificate of Amendment to Certificate of Incorporation of the Company, effective as of July 20, 2020.	8-K	001-38832	3.1	7/20/2019
3.3	Second Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company, effective as of May 4, 2021.	10-Q	001-38832	3.2	5/4/2021
3.4	Third Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company, effective as of May 16, 2022.	8-K	001-38832	3.1	5/16/2022
3.5	Amended and Restated Bylaws of the Company, effective as of December 20, 2022.	8-K	001-38832	3.1	12/22/2022
4.1	Specimen of Common Stock Certificate.	S-1/A	333-228694	4.3	1/18/2019
4.2	Form of Warrant.	8-K	001-38832	4.1	6/11/2021
4.3	Form of Placement Agent Warrant.	8-K	001-38832	4.2	6/11/2021
4.4	Form of Warrant.	8-K	001-38832	4.1	2/15/2022
4.5	Form of Pre-Funded Warrant.	8-K	001-38832	4.2	2/15/2022
4.6	Form of Underwriter Warrant.	8-K	001-38832	4.3	2/15/2022
4.7	Form of Pre-Funded Warrant.	8-K	001-38832	4.1	11/15/2022
4.8	Form of Series A/B Warrant.	8-K	001-38832	4.2	11/15/2022
4.9	Form of Placement Agent Warrant.	8-K	001-38832	4.3	11/15/2022
4.10	Form of Warrant Amendment Agreement.	8-K	001-38832	4.4	11/15/2022
4.11	Description of Securities	10-K	001-38832	4.7	3/15/2022
10.1‡	Form of Director Indemnification Agreement.	DEF 14A	000-31271	10.5	7/19/2013

Exhibit No.	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Date Filed
10.2‡	RTI Surgical, Inc. 2015 Incentive Compensation Plan.	S-8	333-203861	4.1	5/5/2015
10.3‡	Form of Incentive Stock Option Agreement. (under 2015 Plan).	S-8	333-203861	4.1	5/5/2015
10.4‡	Form of Nonqualified Stock Option Agreement. (under 2015 Plan)	S-8	333-203861	4.1	5/5/2015
10.5‡	Form of Restricted Stock Agreement (under 2015 Plan).	S-8	333-203861	4.1	5/5/2015
10.6‡	RTI Surgical, Inc. 2018 Incentive Compensation Plan.	10-Q	000-31271	10.1	5/4/2018
10.7‡	Form of Incentive Stock Option Agreement (under 2018 Plan).	10-Q	000-31271	10.2	5/4/2018
10.8‡	Form of Nonqualified Stock Option Agreement (under 2018 Plan).	10-Q	000-31271	10.3	5/4/2018
10.9‡	Form of Restricted Stock Agreement (under 2018 Plan).	10-Q	000-31271	10.4	5/4/2018
10.10‡	Surgalign Holdings, Inc. 2021 Incentive Plan.	S-8	333-255852	99.1	5/7/2021
10.11‡	Surgalign Holdings, Inc. 2021 Inducement Plan.	S-8	333-255852	99.2	5/7/2021
10.12‡	Surgalign Holdings, Inc. Employee Stock Purchase Plan.	S-8	333-255853	99.1	5/7/2021
10.13‡	Form of Restricted Stock Unit (2021 Incentive Plan).	10-Q	001-38832	10.5	8/6/2021
10.14‡	Form of Non Qualified Stock Option (2021 Incentive Plan).	10-Q	001-38832	10.6	8/6/2021
10.15‡	Separation Agreement and General Release, dated July 17, 2020, by and between the Company and Camille Farhat.	10-Q	000-38832	10.5	8/12/2020
10.16‡	Stand Alone Stock Option Agreement, dated January 26, 2017, by and between Camille Farhat and RTI Surgical, Inc.	10-Q (Q1 2017)	000-31271	10.4	5/3/2017
10.17‡	Amended and Restated Employment Agreement, dated June 15, 2020, by and between the Company and Terry M. Rich.	10-Q	000-38832	10.6	8/12/2020
10.18‡	Stand Alone Restricted Stock Agreement for Terry M. Rich, dated November 29, 2019, by and between the Company and Terry M. Rich.	10-Q	000-38832	10.7	8/12/2020
10.19‡	Stand Alone Nonqualified Stock Option Agreement for Terry M. Rich, dated November 29, 2019, by and between the Company and Terry M. Rich.	10-Q	000-38832	10.8	8/12/2020
10.20‡	Employment Agreement between the Company and Christopher Thunander dated October 7, 2021.	10-K	001-38832	10.24	3/15/2022
10.21‡	Employment Agreement between the Company and David Lyle dated March 1, 2022.	10-K	001-38832	10.25	3/15/2022

l Exhibit No.	Description	Incorporated by Reference Form	File No.	Exhibit	Date Filed
10.22‡*	Employment Agreement between the Company and Marc Mackey dated April 12, 2021.				
10.23‡*	Employment Agreement between the Company and Paolo Amoruso dated August 1, 2022.				
10.24‡*	Employment Amendment between the Company and Scott Durall dated January 10, 2023.				
10.25‡	Seller Note Agreement, dated as of December 30, 2021, by and between Surgalign Holdings, Inc. and Dearborn Capital Management, LLC.	10-K	001-38832	10.26	3/15/2022
10.26‡	Seller Note Agreement, dated as of December 30, 2021, by and between Surgalign Holdings, Inc. and Neva, LLC.	10-K	001-38832	10.27	3/15/2022
10.27‡	Intellectual Property License Agreement, dated as of December 30, 3021, by and between Inteneural Networks Inc. and Holo Surgical Inc.	8-K	001-38832	10.1	1/5/2022
10.28‡	Amendment to Surgalign Holdings, Inc. 2021 Incentive Compensation Plan.	S-8	333-265912	99.1	6/30/2022
10.29	Global Settlement Agreement by and between Surgalign Spine Technologies, Inc. and Surgalign Holdings, Inc., on the one hand, and Pioneer Surgical Technology, Inc. d/b/a Resolve Surgical Technologies and RTI Surgical, Inc., on the other hand	8-K	001-38832	10.23	8/10/2022
10.30	Transition Services Agreement dated February 28, 2023, by and among Surgalign Spine Technologies Inc., Surgalign SPV Inc. and Xtant Medical Holdings Inc.	8-K	001-38832	10.1	3/06/2023
21.1*	Subsidiaries of the Registrant.				
23.1*	Consent of Independent Registered Public Accounting Firm.				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				

l		Incorporated by Reference			
Exhibit No.	Description	Form	File No.	Exhibit	Date Filed
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

†   *Certain information in this exhibit identified by brackets has been omitted pursuant to Item 601(b)(10) of Regulation S-K because it (i) is not material and (ii) would cause competitive harm to Surgalign Holdings, Inc. if publicly disclosed. Surgalign Holdings, Inc. hereby undertakes to furnish, supplementally, copies of any omitted information upon request by the Securities and Exchange Commission.*

‡   *Indicates a management contract or any compensatory plan, contract, or arrangement.*

*   *Filed herewith.*

**   *Furnished herewith. The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.*

Item 16.   FORM 10-K SUMMARY

Not applicable.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

	Page
Consolidated Financial Statements of Surgalign Holdings, Inc. and Subsidiaries	
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	66
Consolidated Balance Sheets—December 31, 2022 and 2021	68
Consolidated Statements of Comprehensive Loss—Years Ended December 31, 2022 and 2021	69
Consolidated Statements of Stockholders' Equity—Years Ended December 31, 2022 and 2021	70
Consolidated Statements of Cash Flows—Years Ended December 31, 2022 and 2021	71
Notes to Consolidated Financial Statements—Years Ended December 31, 2022 and 2021	72-111
Schedule II – Valuation and Qualifying Accounts	112

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Surgalign Holdings, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Surgalign Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $54.6 million during the year ended December 31, 2022, and as of that date, the Company had cash of $16.3 million and an accumulated deficit of $624.2 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Holo Surgical, Inc. Acquisition Related Contingent Consideration Liability

As described further in Note 14 and Note 22 to the financial statements, the Company acquired Holo Surgical Inc. in 2020 with $83.0 million (valued at $50.6 million at acquisition) of the consideration being contingent upon the achievement of certain regulatory, commercial and utilization milestones. We identified the fair value of the acquisition related contingent consideration liability as a critical audit matter.

The principal considerations for our determination that fair value of the acquisition related contingent consideration liability is a critical audit matter are that the probability of achieving each of the milestones requires significant management judgment. The significant judgment involved in determining the probability of achieving each of the milestones has a significant impact on the fair value of contingent consideration recorded. Accordingly, the audit procedures to evaluate the reasonableness of management's judgments related to the milestone probabilities required a high degree of auditor judgment and increased extent of effort, including the need to involve specialists with extensive experience with obtaining certain regulatory approvals for similar technologies.

Our audit procedures related to the fair value of the acquisition related contingent consideration liability included the following, among others:

- We obtained an understanding of the relevant controls over the Company's process for developing the probabilities used in the valuation of the acquisition related contingent liabilities including review of the significant assumptions used and the completeness and accuracy of the underlying data used;

- We made inquiries of management who are responsible for obtaining regulatory approvals and development of the technology to understand how the probabilities were established;

- We discussed the risks and uncertainties related to each of the milestones and how these factors were considered in establishment of the probability for each milestone;

- We tested the milestone probabilities, including the involvement of professionals in our firm with extensive experience with obtaining certain regulatory approvals for similar technologies;

- Using the milestone probabilities and other valuation assumptions, including credit risk and risk-free rate, we involved our valuation specialists with specialist skills and knowledge, to evaluate the assumptions and methodologies used to determine fair value of the acquisition contingent liabilities.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois

March 30, 2023

SURGALIGN HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share data)

	December 31,	
	2022	2021
Assets		
Current Assets:		
Cash and cash equivalents	$ 16,295	$ 51,287
Accounts receivable - less allowances of $9,861 at December 31, 2022 and $9,272 at December 31, 2021	16,057	19,197
Inventories - current	17,710	26,204
Prepaid and other current assets	6,649	9,984
Total current assets	$ 56,711	$ 106,672
Non-current inventories	5,947	10,212
Property and equipment - net	2,057	945
Other assets - net	5,527	5,970
Total assets	$ 70,242	$ 123,799
Liabilities, Mezzanine Equity and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 7,705	$ 10,204
Current portion of accrued acquisition contingency - Holo	—	25,585
Accrued expenses	13,146	17,769
Accrued income taxes	296	484
Total current liabilities	$ 21,147	$ 54,042
Acquisition contingencies - Holo	24,061	26,343
Warrant liability	22,982	12,013
Notes payable - related party	10,192	9,982
Other long-term liabilities	7,583	3,176
Total liabilities	$ 85,965	$ 105,556
Commitments and contingencies (Note 22)		
Mezzanine equity	10,006	10,006
Stockholders' equity:		
Common stock, $.001 par value: 300,000,000 shares authorized; 7,860,369 and 4,887,982 shares issued and outstanding, as of December 31, 2022 and 2021, respectively	7	5
Additional paid-in capital	607,245	585,517
Accumulated other comprehensive loss	(2,840)	(1,820)
Accumulated deficit	(624,218)	(569,613)
Less treasury stock, 66,641 and 51,448 shares, as of December 31, 2022 and 2021, respectively, at cost	(5,923)	(5,852)
Total stockholders' equity	$ (25,729)	$ 8,237
Total liabilities, mezzanine equity and stockholders' equity	$ 70,242	$ 123,799

See notes to consolidated financial statements.

SURGALIGN HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
(In thousands, except share and per share data)

	Year Ended December 31,	
	2022	**2021**
Revenues	$ 81,979	$ 90,500
Costs of goods sold	41,691	29,775
Gross profit	40,288	60,725
Operating Expenses:		
General and administrative	95,888	104,460
Severance and restructuring costs	1,148	208
Research and development	15,736	13,888
Gain on acquisition contingency	(17,867)	(4,587)
Asset acquisition expenses	—	72,087
Asset impairment and abandonments	5,352	12,195
Transaction and financing expenses	19,391	3,689
Total operating expenses	119,648	201,940
Other operating income, net	(898)	(3,932)
Operating loss	(78,462)	(137,283)
Other expense (income)—net		
Other expense (income)—net	26	(202)
Interest expense	1,009	—
Foreign exchange loss	978	1,447
Change in fair value of warrant liability	(24,827)	(14,736)
Total other income—net	(22,814)	(13,491)
Loss before income tax provision	(55,648)	(123,792)
Income tax benefit	(1,043)	(886)
Net loss from continuing operations	(54,605)	(122,906)
Discontinued operations (Note 5)		
Loss from operations of discontinued operations	—	(6,316)
Income tax benefit	—	(2,674)
Net loss from discontinued operations	—	(3,642)
Net loss	(54,605)	(126,548)
Net loss applicable to noncontrolling interests	$ —	$ 41,897
Net loss applicable to Surgalign Holdings, Inc.	$ (54,605)	$ (84,651)
Other comprehensive loss:		
Unrealized foreign currency translation gain	(1,020)	(596)
Total other comprehensive loss	$ (53,585)	$ (84,055)
Net loss from continuing operations per share applicable to Surgalign Holdings, Inc.—basic	$ (8.33)	$ (30.08)
Net loss from discontinued operations per share applicable to Surgalign Holdings, Inc.—basic	—	(0.89)
Net loss per share applicable to Surgalign Holdings, Inc.—basic	(8.33)	(20.72)
Net loss from continuing operations per share applicable to Surgalign Holdings, Inc.—diluted	$ (8.33)	$ (30.08)
Net loss from discontinued operations per share applicable to Surgalign Holdings, Inc.—diluted	—	(0.89)
Net loss per share applicable to Surgalign Holdings, Inc.—diluted	(8.33)	(20.72)
Weighted average shares outstanding—basic	6,555,207	4,086,409
Weighted average shares outstanding—diluted	6,555,207	4,086,409

See notes to consolidated financial statements.

SURGALIGN HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity	Mezzanine Equity
Balance, January 1, 2021	3	517,201	(2,416)	(484,962)	(5,656)	24,170	—
Net loss	—	—	—	(84,651)	—	(84,651)	(41,897)
Foreign currency translation adjustment	—	—	596	—	—	596	—
Exercise of common stock options	—	23	—	—	—	23	—
Stock-based compensation ...	—	5,212	—	—	—	5,212	—
Purchase of treasury stock	—	—	—	—	(196)	(196)	—
Share offering	2	57,526	—	—	—	57,528	—
Equity instruments issued in connection with Prompt Prototypes, LLC	—	221	—	—	—	221	—
Equity instruments issued in connection with the INN acquisition	—	4,927	—	—	—	4,927	—
Purchase of noncontrolling interest	—	—	—	—	—	—	51,903
Purchases of stock in the ESPP plan	—	407	—	—	—	407	—
Balance, December 31, 2021	$ 5	$585,517	$(1,820)	$(569,613)	$(5,852)	$ 8,237	$ 10,006
Net loss	—	—	—	(54,605)	—	(54,605)	—
Foreign currency translation adjustment	—	—	(1,020)	—	—	(1,020)	—
Exercise of common stock options	—	—	—	—	—	—	—
Stock-based compensation ...	—	4,689	—	—	—	4,689	—
Purchase of treasury stock	—	—	—	—	(71)	(71)	—
Share offering	1	8,487	—	—	—	8,488	—
Pre-funded warrant execution	—	2,236	—	—	—	2,236	—
Equity instruments issued in connection with the Holo acquisition	1	5,918	—	—	—	5,919	—
Other	—	152	—	—	—	152	—
Purchases of stock in the ESPP plan	—	246	—	—	—	246	—
Balance, December 31, 2022	$ 7	$607,245	$(2,840)	$(624,218)	$(5,923)	$(25,729)	$ 10,006

See notes to consolidated financial statements.

SURGALIGN HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands, except share data)

	Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net loss	$(54,605)	$(126,548)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	2,183	2,479
Provision for bad debts and product returns	1,895	2,064
Change in fair value of warrant liability	(24,827)	(14,736)
Provision for inventory write-downs	19,972	9,096
Investor fee for warrant financing	916	2,119
Financing fee for warrant financing	17,042	—
Deferred income tax provision	(1,251)	(171)
Stock-based compensation	4,634	5,212
Asset impairment and abandonments	5,352	12,195
Asset acquisition expenses	—	72,087
Gain on acquisition contingency	(17,867)	(4,587)
Bargain purchase gain	—	(90)
Loss on sale of OEM business (discontinued operations)	—	6,316
Other	(3)	24
Change in assets and liabilities:		
Accounts receivable	1,182	5,701
Inventories	(7,858)	(15,480)
Accounts payable	(2,442)	(3,112)
Accrued expenses and income taxes payable	(20,317)	10,542
Right-of-use asset and lease liability	(174)	(2,542)
Other operating assets and liabilities	24,059	(12,361)
Net cash used in operating activities	$(52,109)	$ (51,792)
Cash flows from investing activities:		
Payments for OEM working capital adjustment	—	(5,430)
Purchases of property and equipment	(6,781)	(13,423)
Acquisition of INN	—	(5,000)
Patent and acquired intangible asset costs	(475)	(649)
Acquisition of Prompt Prototype, net of cash acquired	—	(330)
Net cash used in investing activities	$ (7,256)	$ (24,832)
Cash flows from financing activities:		
Share offering proceeds, net	28,563	82,326
Pre-funded warrant execution	1	—
Proceeds from exercise of common stock options	—	23
Repayment of Holo milestones	(4,081)	—
Proceeds from Employee Stock Purchase Program (ESPP)	246	407
Payments for treasury stock	(71)	(196)
Net cash provided by financing activities	$ 24,658	$ 82,560
Effect of exchange rate changes on cash and cash equivalents	(285)	1,389
Net (decrease) increase in cash and cash equivalents	(34,992)	7,325
Cash and cash equivalents, beginning of period	51,287	43,962
Cash and cash equivalents, end of period	$ 16,295	$ 51,287
Supplemental cash flow disclosure:		
Cash paid for income taxes, net of refunds	$ (2,497)	$ 7,990
Non-cash acquisition of property and equipment	396	195
Non-cash common stock issuance—Prompt	—	221
Non-cash acquisition of INN	—	14,909
Non-cash common stock issuance—Holo Milestones contingent considerations	5,919	—

See notes to consolidated financial statements.

71

SURGALIGN HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Years Ended December 31, 2022 and 2021
(In thousands, except share, per share data or otherwise noted)

1. Business

Surgalign Holdings, Inc. (the "Company") is a global medical technology company focused on elevating the standard of care by driving the evolution of digital health. We have developed an artificial intelligence ("AI") and augmented reality ("AR") technology platform called HOLO™ AI, which we view as a powerful suite of AI software technology which connects the continuum of care from the pre-op and clinical stage through post-op care, and is designed to achieve better surgical outcomes, reduce complications, and improve patient satisfaction. We believe HOLO AI is one of the most advanced AI technologies with applications beyond the spine and operating room. Our HOLO Portal™ surgical guidance system, a component of our HOLO AI technology platform, is designed to automatically recognize, identify, and segment patient anatomy to autonomously assist the surgeon throughout the surgical procedure. This proprietary AI-based platform was developed to be an intelligent anatomical mapping technology designed to assist surgeons by allowing them to remain in safe anatomical zones, and to enhance surgical performance. We plan to leverage our HOLO AI platform to improve patient outcomes and drive adoption of our spinal hardware implants and biomaterials products. We have launched several new products and are developing a pipeline of new innovative technologies that we plan to integrate with our HOLO AI platform.

In addition to our digital health solutions, we have a broad portfolio of spinal hardware implants, including solutions for fusion procedures in the lumbar, thoracic, and cervical spine, and a minimally invasive surgical implant system for fusion of the sacroiliac joint. We also have a portfolio of advanced and traditional orthobiologics, or biomaterials, products.

We currently market and sell products to hospitals, ambulatory surgery centers, and healthcare providers in the United States and in approximately 40 countries worldwide. We are headquartered in Deerfield, Illinois, with commercial, innovation and design centers in San Diego, California; Wurmlingen, Germany; and Warsaw, Poland.

Reverse Stock Split

On May 10, 2022, the stockholders of the Company approved the proposal to authorize the Company's Board of Directors (the "Board") to amend the Company's Amended and Restated Certificate of Incorporation to affect a reverse stock split of the Company's common stock (the "Reverse Stock Split"). Following Board approval on May 11, 2022, the Reverse Stock Split became effective on May 16, 2022 at a 1-for-30 ratio. The Reverse Stock Split did not modify any rights or preferences of the shares of the Company's common stock. Proportionate adjustments were made to the exercise prices and the number of shares underlying the Company's outstanding equity awards, as applicable, and warrants, as well as to the number of shares issued and issuable under the Company's equity incentive plans. The Reverse Stock Split did not affect the number of authorized shares of common stock or the par value of the common stock. Unless we indicate otherwise, all per share amounts and references to common shares and common share amounts in this Annual Report on Form 10-K (this "Report") reflect the Reverse Stock Split, and the accompanying financial statements and notes to the financial statements give effect to the Reverse Stock Split and have been retroactively applied.

Acquisition of equity interest in INN

On December 30, 2021, we completed a Stock Purchase Agreement ("INN Purchase Agreement") to acquire 42% of Inteneural Networks Inc. ("INN") for a non-exclusive license to use INN's proprietary AI technology for autonomously segmenting and identifying neural structures in medical images and helping identify possible pathological states in order to advance our digital health strategy. At the time of acquisition, INN was a private technology company engaged in the development of technology to harness machine learning ("ML") and AI with the goal of autonomously and accurately identify and segment neural structures in medical images and integrate specific reference information regarding possible pathological states to physicians caring for patients. The acquisition of INN propels our AI capabilities and our future growth. As consideration for the 42% ownership, we paid total consideration of $19.9 million which consisted of $5.0 million in cash, issuance to the sellers 227,359 shares of our common stock with a fair value of $4.9 million and issuance of two unsecured promissory notes to the Sellers in an aggregate principal amount of $10.6 million. Pursuant to the INN Purchase Agreement, subject to certain contingencies, we are obligated to purchase up to 100% of the equity of INN if the three additional clinical, regulatory, and revenue milestones are met. With the achievement of each milestone and the satisfaction of the related contingencies, we project to acquire an additional 19.3% equity interest in INN for $19.3 million.

Prompt Prototypes LLC Acquisition

On April 30, 2021, the Company entered into an Asset Purchase Agreement with Prompt Prototypes LLC ("Prompt"). The Company purchased the assets of Prompt to expand its research and development capabilities and create the capacity to produce certain medical prototypes. Pursuant to the terms of the Agreement, the Company purchased specific assets and assumed certain liabilities of Prompt for a purchase price of $1.1 million. At the closing, the Company paid $0.3 million in cash and issued restricted shares with an aggregate fair market value of $0.2 million to the seller. The remaining $0.6 million of the purchase price will be paid to the seller, contingent on the continued employment with the Company, in the form of cash and restricted shares in two equal amounts on the 18th and 36th month anniversary of the closing date. On October 30, 2022, the Company issued its first payment to coincide with the 18-month anniversary from the closing date which consisted of $0.2 million of cash and issuance of restricted shares with an aggregate fair market value of $0.1 million. The second payment is considered future compensation and will be paid on the 36th month anniversary of the closing date.

COVID-19

The COVID-19 pandemic significantly impacted our business results of operations and financial condition in fiscal years 2021 and 2022. At the height of the COVID-19 pandemic, governments implemented extraordinary measures to slow the spread of the virus, which included the mandatory closure of businesses, restrictions on travel and gatherings, quarantine and physical distancing requirements, and vaccine mandates. While market conditions have improved throughout the country and on a global scale, many government agencies in conjunction with hospitals and healthcare systems continue to defer, reduce or suspend certain elective surgical procedures. The COVID-19 pandemic has also adversely impacted supply chains and hospitals' staffing and administrative functions, resulting in several delays. We may continue to see delays on this front and both delays and reductions in procedural volumes as hospital systems and/or patients elect to defer spine surgery procedures, and the unpredictability of emerging variants may create unforeseen impacts on business operations.

During 2021 and 2022, we raised additional capital to solidify our financial foundation and we continue to invest in our digital health strategy, invest in our teams, and improve operating processes, while taking steps to position the Company for long-term success and improve patient outcomes notwithstanding the COVID-19 pandemic and/or additional variants.

Liquidity

As of December 31, 2022, we had approximately $16.3 million in cash and $20.9 million in trade accounts payable and accrued expense liabilities, all of which were current. We plan to use our existing cash to fund our general corporate needs. In December 2022, we implemented a restructuring plan based on a thorough review of our organizational structure, processes, costs, and product portfolio, which we expect will lower operating expenses and reduce our overall cash burden. We believe this corporate realignment program will streamline the organization, improve processes and result in a significant reduction in operating expenses, significantly decrease our current operating cash flow, and leading to a lower cost basis to operate in 2023. In addition, to continue to increase our overall cash position, we sold our U.S. Coflex business in the first quarter of 2023 for total consideration of $17.0 million which provided net cash of $14.8 million to the Company following transaction costs. Based on the current execution of the strategy and our current cash flow forecast, we expect our current net working capital available will be sufficient to satisfy our needs into the fourth quarter of 2023. We are currently executing on our overall corporate strategy which includes the possibility of further corporate alignment programs, additional financing events through debt or equity, the potential sale of certain or substantially all assets, a sale of the Company or a potential merger with another entity. There is no assurance that we will be successful in further implementing these initiatives. Absent receipt of additional funding, based on our current cash flow forecast, we do not expect to have adequate capital resources to meet our anticipated cash needs and our current obligations as they become due into the fourth quarter of 2023, which could require the Company to seek protection through a bankruptcy filing.

In the interim, if we seek to raise additional capital through debt or equity or other financial instruments, there is no assurance that we will be able to obtain financing in a timely manner or on acceptable terms to meet any liquidity needs. If we are unable to secure additional funding and successfully implement our planned corporate realignment programs designed to significantly reduce expenses, we may be required to seek protection under applicable bankruptcy laws and/or liquidate or reorganize our assets, which could cause us to be delisted from the NASDAQ, further limiting our ability to obtain financing.

Going Concern

The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern and in accordance with generally accepted accounting principles in the United States of America. The going concern basis of presentation assumes that we will continue in operation one year after the date these financial statements are issued, and we will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. However, as discussed below, management has concluded that substantial doubt exists with respect to the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

As of December 31, 2022, the Company had cash of $16.3 million and an accumulated deficit of $624.2 million. For the year ended December 31, 2022, the Company had a loss from continuing operations of $54.6 million and a net loss applicable to Surgalign Holdings, Inc. of $54.6 million. The Company has incurred losses from operations in the previous two fiscal years and did not generate positive cash flows from operations in fiscal year 2022 nor in 2021. The Company expects net operating losses for the full year 2023 as it works to commercialize its HOLO Portal™ surgical guidance system and further develop its HOLO™ AI platform and spinal device product lines.

On November 13, 2022, we entered into a securities purchase agreement with a single institutional investor pursuant to which we agreed to sell, in a registered direct offering (the "2022 Registered Direct Offering"), 740,000 shares of our common stock, pre-funded warrants exercisable for up to an aggregate of 5,260,000 shares of common stock, Series A warrants to purchase an aggregate of up to 6,000,000 shares of common stock that are exercisable through November 13, 2027, and Series B warrants to purchase an aggregate of up to 1,500,000 shares of common stock that are exercisable through November 13, 2025. We received gross proceeds of $12.0 million associated with the purchase agreement. Also in connection with the 2022 Registered Direct Offering, we issued placement agent warrants to purchase an aggregate of up to 360,000 of common stock that are exercisable through November 13, 2027.

On February 15, 2022, we issued and sold in an underwritten public offering 1,285,507 shares of our common stock and 163,768 of pre-funded warrants to purchase common stock. In addition, the Company issued warrants to purchase up to an aggregate of 1,086,956 shares of common stock that are exercisable through February 15, 2027. Also in connection with the offering, the Company issued placement agent warrants to purchase an aggregate of up to 86,956 shares of common stock that are exercisable through February 15, 2027. Finally, the Company granted the underwriters the option for a period of 30 days from February 15, 2022 to purchase up to 217,391 additional shares of the Company's common stock and/or warrants to purchase up to 163,043 shares of the Company's common stock. The Underwriters did not exercise the option to purchase the common shares from the Company, but they did exercise the option to purchase the warrants which have not been converted to common shares as of December 31, 2022. We received gross proceeds of $20.0 million from the offering.

On June 14, 2021, we issued and sold in a registered direct offering an aggregate of 966,183 shares of our common stock and investor warrants to purchase up to an aggregate of 966,183 shares of common stock. The Company, also in connection with the direct offering, issued placement agent warrants to purchase an aggregate of up to 57,971 shares of our common stock that are exercisable through June 14, 2024. We received gross proceeds of $50.0 million from the offering.

On February 1, 2021, we closed a public offering and sold a total of 956,666 shares of our common stock at a price of $45.0000 per share, less the underwriter discounts and commissions. We received gross proceeds of $44.5 million from the offering.

The Company is projecting it will continue to generate significant negative operating cash flows over the next 12-months and beyond. In management's evaluation of the going concern conclusion we considered the following: i) supply chain and labor issues, potential of a COVID-19 or related variant resurgence, inflation, and recent market volatility; ii) negative cash flows that are projected over the next 12-month period; iii) probability of payment of potential milestone payments related to the Holo Surgical and INN acquisitions should any of the milestones be achieved; iv) INN seller notes with an aggregate amount of $10.6 million due to the seller of INN on December 31, 2024; and v) various supplier minimum purchase agreements. The Company's operating plan for the next 12-month period also includes continued investments in its product pipeline that require additional financings, including digital health, its digital health products, and certain hardware assets.

Historically, the Company has successfully funded its cash requirements with capital raised through financings and/or asset sales and intends to continue to pursue those paths to address cash shortfalls. We completed the Coflex Transaction for $17.0 million gross funds and net cash of $14.8 million to the Company.

Even with this sale, absent receipt of additional third-party funding and based on our current cash flow forecast, the Company does not expect to have adequate capital resources to meet its current obligations as they become due into the fourth quarter of 2023. The Company's ability to meet its current obligations as they become due over the next twelve months and to be able to continue with its operations will depend on obtaining additional capital and executing its current corporate strategy. No assurance can be given that any of these actions will be completed. If the Company is unable to secure additional funding and successfully implement its planned corporate realignment programs designed to significantly reduce expenses, the Company may be required to seek protection under applicable bankruptcy laws and/or liquidate or reorganize its assets, which could cause us to be delisted from the NASDAQ, further limiting our ability to obtain financing.

In consideration of the inherent risks and uncertainties and the Company's forecasted negative cash flows as described above, management has concluded that substantial doubt exists with respect to the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Management continually evaluates plans to raise additional debt and/or equity financing and will continue to attempt to curtail discretionary expenditures in the future; however, in consideration of the risks and uncertainties mentioned, such plans cannot be considered probable of occurring at this time.

The recoverability of a major portion of the recorded asset amounts shown in the Company's accompanying consolidated balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its funding requirements on a continuous basis to maintain existing financing to succeed in its future operations. The Company's consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2. Summary of Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Surgalign, Inc., Paradigm Spine, LLC ("Paradigm"), Pioneer Surgical Technology, Inc. ("Pioneer Surgical"), Zyga Technology, Inc. ("Zyga") and Holo Surgical Inc. ("Holo Surgical"). The Company consolidates the accounts of Inteneural Networks, Inc. ("INN"), a 42% owned subsidiary as control is achieved through means other than voting rights ("variable interest entities" or "VIE") as the Company is deemed to be the primary beneficiary of INN. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Reclassification—The Company reclassified certain amounts from prior periods to conform with current period presentation of certain consolidated financial statements with no effect on previously reported net income, equity, total assets, or total liabilities.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions relating to inventories, receivables, long-lived assets, contingent considerations, and litigation are made at the end of each financial reporting period by management. Actual results could differ from those estimates.

Foreign Currency Translation—The functional currency of the Company's foreign subsidiaries is the Euro. Assets and liabilities of the foreign subsidiaries are translated at the period end exchange rate while revenues and expenses are translated at the average exchange rate for the period. The resulting translation adjustments, representing unrealized, noncash gains and losses are recorded and presented as a component of comprehensive loss. Gains and losses resulting from transactions of the Company and its subsidiaries, which are made in currencies different from their own, are included in income or loss as they occur and are included in other expenses in the consolidated statements of comprehensive loss.

Fair Value of Financial Instruments—The estimated fair value of financial instruments disclosed in the consolidated financial statements has been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates fair value because of their short-term nature.

Cash and Cash Equivalents— The Company considers all funds in banks and short-term highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash equivalents comprise overnight repurchase agreements. Cash balances are held at a few financial institutions and usually exceed insurable amounts. The Company mitigates this risk by depositing its uninsured cash in major well capitalized financial institutions. At December 31, 2022 and 2021, the Company had no cash equivalents.

Accounts Receivable Allowances— The Company maintains the allowance for estimated losses resulting from the inability of its customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company's ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. At times, it is determined that invoices are uncollectible and need to be written off. This occurs after extensive

76

attempts by the Company to obtain payment, set up payment plans or send to debt collectors. When the Company determines the amount of the actual write-offs for the period, a credit is made to the accounts receivable account to reduce the amount of outstanding accounts receivable with a debit to the allowance account. Write-off activity for the years ended December 31, 2022 and 2021 were $1.4 million and $0.7 million, respectively. Recoveries for the years were not material.

Inventories— Inventories are stated at lower of cost or net realizable value, with cost determined using the first-in, first-out method ("FIFO") applied on a consistent basis. Non-current inventory represents those the Company anticipates will not be sold within the next year. Non-current inventory is estimated by comparing historical and projected sales trends and inventory quantities on hand. Inventory is evaluated for obsolescence and excess quantities by analyzing inventory levels, historical loss trends, expected product lives, product at risk of expiration, sales levels by product and projections of future sales demand. The announced product rationalization was also evaluated in the Company's obsolescence and excess quantity reserve.

The Company's calculation of the amount of inventory that is excess, obsolete, or will expire prior to sale has the following components: 1) a consumption based component that compares historical sales to inventory quantities on hand for our United States calculation and projected sales to quantities on hand for our international calculation given its wind down; 2) for expiring inventory we assess the risk related to inventory that is near expiration by analyzing historical expiration trends to project inventory that will expire prior to being sold; and 3) identifying product lines that will be rationalized in the near future. The Company's demand-based consumption model assumes that inventory will be sold on a first-in-first-out basis. The Company's metal inventory does not expire and can be re-sterilized and sold; however, the Company assesses quantities on hand, historical sales, projected sales, projected consumption, the number of forecasted years, wind down timing for rationalized product lines when calculating the estimate.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. The cost of leasehold improvements is amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Included in property and equipment are costs related to purchased software that are capitalized. Surgical instruments which are included in property and equipment are handheld devices used by surgeons during implant procedures. The Company retains title to the surgical instruments. Depreciation for surgical instruments is included in general and administrative expenses in the accompanying consolidated statements of comprehensive loss.

Depreciation is computed on the straight-line method over the following estimated useful lives of the assets:

Processing equipment	7 to 10 years
Office equipment, furniture and fixtures	5 to 7 years
Computer equipment and software	3 to 7 years
Surgical instruments	1 year

Internal Use Software—The Company accounts for its costs to develop computer software for internal use in accordance with Accounting Standards ("ASC") 350-40, *Internal use Software,* specifically for its development and implementation of its new ERP system in January 2022, and for continued enhancements to its HOLO™ AI software technology platform. The Company capitalizes the costs incurred during the application development stage, which generally include costs to design the software configuration and interfaces, coding, installation, and testing, in addition to enhancement costs when determined to result in additional functionality. Costs associated with these developments are maintained as construction in process until either a 510(k) application has been submitted or the software has gone live. When this occurs the costs are subsequently transferred into property and equipment account with depreciation commencing thereafter.

Derivative Instruments—The Company reviews debt agreements for embedded features. If these features are not clearly and closely related to the debt host, they meet the definition of a derivative and require bifurcation from the host contract. All derivative instruments, including embedded derivatives are recorded on the balance sheet at their respective fair values. The Company will adjust the carrying value of the derivative liability to fair value at each subsequent reporting date. The changes in the fair value of the derivatives are recorded in the period they occur.

Warrant Financing—The Company accounts for its warrants as derivative liabilities as the warrants did not meet the criteria for the equity scope exception from derivative accounting. As derivatives, these warrants were measured at fair value at inception and will be remeasured at each reporting date with changes in fair value recognized in the consolidated statements of comprehensive loss in the period of change.

Debt Issuance Costs—Debt issuance costs include costs incurred to obtain financing and are amortized using the straight-line method, which approximates the effective interest method, over the life of the related debt. Debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. No amounts are recorded as debt issuance costs for December 31, 2022 and 2021, as any incurred amounts were immaterial.

Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net carrying value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows. The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. Changes in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results. Because the Company's forecasted cash flow is negative, long-lived assets, including property and equipment and intangible assets subject to amortization were impaired and written down to their estimated fair values in 2022 and 2021.

Other Intangible Assets —Other intangible assets, which constitutes finite lived assets, generally consist of patents, acquired exclusivity rights, licensing rights, distribution agreements, and procurement contracts. Patents are amortized on the straight-line method over the shorter of the remaining protection period or estimated useful lives of between 8 and 16 years. Trade names, procurement contracts, customer lists, acquired exclusivity rights, and distribution agreements are amortized over estimated useful lives of between 5 to 25 years. Because the Company's forecasted cash flow is negative, any intangible assets acquired during the year were immediately impaired, and as such, there was no amortization expense for the years ended December 31, 2022 and 2021.

Revenue Recognition— The Company recognizes revenue upon transfer of control of promised implants in an amount that reflects the consideration it expects to receive in exchange for those products. The Company typically transfers control at a point in time upon shipment or delivery of the implants for direct sales, or upon implantation for sales of consigned inventory. The customer is able to direct the use of, and obtain substantially all of the benefits from, the implant at the time the implant is shipped, delivered, or implanted, respectively based on the terms of the contract.

The Company's performance obligations consist mainly of transferring control of implants identified in the contracts. The Company's transaction price is generally fixed. Payment terms vary but are generally due within 30 days of transferring control. Any discounts or rebates are estimated at the inception of the contract and recognized as a reduction of the revenue. We generally do not bill customers for shipping and handling of our products. We treat shipping and handling costs performed after a customer obtains control of the good as a fulfillment cost and record these costs as a selling expense when incurred. Some of the Company's contracts offer assurance-type warranties in connection with the sale of a product to a customer. Assurance-type warranties provide a customer with assurance that the related product will function as the parties intended because it complies with agreed-upon specifications. Such warranties do not represent a separate performance obligation and are not material to the consolidated financial statements.

Stock-Based Compensation Plans—The Company accounts for its stock-based compensation plans in accordance with ASC 718, *Accounting for Stock Compensation* ("ASC 718").

ASC 718 requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including restricted stock awards, restricted stock units, stock options and the employee stock purchase plan ("ESPP") purchase rights (i.e., equity-classified awards).

Under the provisions of ASC 718, stock-based compensation cost for equity-classified awards is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period of the entire award (generally the vesting period of an option, including graded vesting schedules, or share award and the offering period of an ESPP purchase right award).

The Company currently measures the grant date fair value of restricted stock awards and restricted stock units based on the market value of the Company's stock on the grant date.

The Company uses the Black-Scholes model to value its stock option grants and ESPP purchase rights. The fair value of stock options and awards is determined on the grant date, and the fair value of the ESPP purchase rights is determined on the offering date using assumptions for the expected term, expected volatility, dividend yield, and the risk-free interest rate. The details of those assumptions, is as follows:

- The term assumption for stock options is primarily based on the contractual vesting term and historic data related to exercise and post-vesting expiration history experienced by the Company. The Company uses the simplified method for estimating the expected term used to determine the fair value under ASC 718. The expected term is determined separately for the Company's directors and employees. The term assumption for ESPP purchase is primarily based on the offering period.

- The Company's anticipated volatility level for both stock options and ESPP purchase rights are primarily based on the historic volatility of the Company's common stock.

- The Company's models for stock options and ESPP purchase rights includes a 0% expected dividend yield assumption, as the Company has not historically paid, nor does it anticipate paying dividends on its common stock.

- The risk-free interest rate approximates recent U.S. Treasury note auction results with a similar life to that of the option or ESPP purchase right. The Company's model does not include a discount for post-vesting restrictions, as the Company has not issued awards with such restrictions.

The compensation cost recognized for stock options is determined based on the grant date fair value of the options and the number of options granted. The compensation cost recognized for restricted stock awards, restricted stock units, and ESPP purchase rights is determined based on the grant date fair value of the awards. The Company accounts for forfeitures as they occur.

Research and Development Costs—Research and development costs, including the cost of research and development conducted for others and the cost of contracted research and development, are expensed as incurred.

Transaction and Integration Costs—Transaction and integration costs, including fees associated with strategic initiatives, issuance costs for potential debt and equity offerings, and costs associated with potential M&A activity, are expensed as incurred. The Company incurred related expenses of $19.4 million and $3.7 million, for the years ended December 31, 2022 and 2021, respectively.

Income Taxes—The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Employee Retention Credit—Pursuant to the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), the Company is eligible for an employee retention credit subject to certain criteria. The Company has accounted for funds received under the CARES Act in accordance with International Accounting Standards (IAS) 20, *Accounting for Government Grants and Disclosure of Government Assistance*, of International Financial Reporting Standards ("IFRS").

Under an IAS 20 analogy, a business entity would recognize the employee retention credit on a systematic basis over the periods in which the entity recognizes the payroll expenses for which the grant (i.e., tax credit) is intended to compensate when there is reasonable assurance (i.e., it is probable) that the entity will comply with any conditions attached to the grant and the grant (i.e., tax credit) will be received.

The Company applied for the Employee Retention Credit during 2022 and received a reimbursement from the government in the amount of $3.2 million during the fourth quarter of 2022. Due to the uncertainty in the government program and the changing legislation, the Company could not determine that the conditions of the program have been substantially met and therefore have recorded a reserve in the amount of $3.2 million in "Other long-term liabilities" on the consolidated balance sheet.

Contingent Consideration—The Company accounts for the contingent consideration related to the Holo Surgical Acquisition as a liability in accordance with the guidance of ASC 480, *Distinguishing Liabilities from Equity*, because the contingent consideration represents a conditional obligation that has a fixed monetary value known at inception and we may settle by issuing a variable number of our equity shares. The liability is recorded at its fair value at inception and shall be marked to market subsequently at the end of each reporting period, with any change recognized in the current earnings. See Note 7 for further discussion related to the Holo Surgical Acquisition.

Noncontrolling Interest—The Company's consolidated noncontrolling interest is comprised of its investment in INN. The Company evaluated whether noncontrolling interest is subject to redemption features outside of the Company's control. We evaluated noncontrolling interest to determine whether it is currently redeemable for cash or probable of being redeemable for cash in the future within the mezzanine section of the consolidated balance sheet. As the noncontrolling interest is not currently redeemable, and is only redeemable upon the occurrence of FDA approval, we will not remeasure at each reporting period until approval is obtained.

Treasury Stock—The Company may periodically repurchase shares of its common stock from employees for the satisfaction of their individual payroll tax withholding upon vesting of restricted stock awards in connection with the Company's incentive plans. The Company's repurchases of common stock are recorded at the stock price on the vesting date of the common stock. The Company repurchased 14,921 and 3,633 shares of its common stock for $0.1 million and $0.2 million, for the years ended December 31, 2022 and 2021, respectively**.**

Earnings Per Share—Basic earnings per share ("EPS") is computed by dividing earnings attributable to common stockholders by the weighted-average number of common shares outstanding for the periods. Diluted EPS reflects the incremental shares issuable upon the assumed exercise of securities that could share in earnings. Shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS as follows:

a. If all necessary conditions have been satisfied by the end of the period (the events have occurred), those shares shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the contingent stock agreement, if later).

b. If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the contingent stock agreement, if later).

Other Operating Income—Included within "Other operating income, net" for the years ended December 31, 2022 and 2021 is $0.9 million and $3.9 million, respectively, related to the settlement received by the Company from OEM related to inventory purchased during the year that was also paid for by the Company at the date of acquisition.

3. Recently Issued and Adopted Accounting Standards.

To date, there have been no recent accounting pronouncements not yet effective that the Company expects will have a material, or potentially material, impact to our consolidated financial statements.

4. Leases

The Company's leases are classified as operating leases and includes office space, automobiles, and copiers. The Company does not have any finance leases and the Company's operating leases do not have any residual value guarantees, restrictions or covenants. As of December 31, 2022 the only lease that has yet to commence is for our San Diego Design Center, which is expected to open in mid-2023. Therefore, no lease obligation or right-of-use ("ROU") asset has been recorded as of December 31, 2022. All other obligations associated with the lease are reflected as of December 31, 2022. The Company's leases have remaining lease terms of 1 to 7 years, some of which include options to extend or terminate the leases. The option to extend or terminate is only included in the lease term if the Company is reasonably certain of exercising that option. Operating lease ROU assets are presented within "Other assets-net" on the consolidated balance sheets. The current portion of operating lease liabilities are presented within "Accrued expenses," and the non-current portion of operating lease liabilities are presented within "Other long-term liabilities" on the consolidated balance sheets. The Company's lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on information available at lease commencement in order to discount lease payments to present value. Short-term leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets.

A subset of the Company's automobile and copier leases contain variable payments. The variable lease payments for such automobile leases are based on actual mileage incurred at the standard contractual rate. The variable lease payments for such copier leases are based on actual copies incurred at the standard contractual rate. The variable lease costs for all leases are immaterial.

The components of operating lease expense were as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Operating lease cost	$ 462	$ 706
Short-term operating lease cost	916	335
Total operating lease cost	$1,378	$1,041

Supplemental cash flow information related to operating leases was as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities	$1,405	$1,237
ROU assets obtained in exchange for lease obligations	381	57

Supplemental balance sheet information related to operating leases was as follows:

	Balance Sheet Classification	Balance at December 31, 2022	Balance at December 31, 2021
Assets:			
Right-of-use assets	Other assets—net	$ 967	$ 876
Liabilities:			
Current	Accrued expenses	$ 182	$ 294
Noncurrent	Other long-term liabilities	1,142	947
Total operating lease liabilities		$1,324	$1,241

The weighted-average remaining lease terms and discount rates were as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Weighted-average remaining lease term (years)	6.0	6.3
Weighted-average discount rate	4.97%	5.09%

As of December 31, 2022, maturities of operating lease liabilities (excluding San Diego Design Center lease) were as follows:

Maturity of Operating Lease Liabilities	Balance at December 31, 2022
2023	$ 384
2024	402
2025	391
2026	389
2027 and beyond	806
Total future minimum lease payments	2,372
Less imputed interest	(1,048)
Total	$ 1,324

5. Discontinued Operations

On July 20, 2020, the Company completed the disposition of its former original equipment manufacturing business and business related to processing donated human musculoskeletal and other tissue and bovine and porcine animal tissue in producing allograft and xenograft implants using sing BIOCLEANSE®, TUTOPLAST® and CANCELLE® SP sterilization processes (collectively, the "OEM Businesses"). Accordingly, the OEM Businesses are reported as discontinued operations in accordance with ASC 205-20, *Discontinued Operations* ("ASC 205-20"). The results of operations from the OEM Businesses are classified as discontinued operations in the consolidated statements of comprehensive loss. The Company applied the "Intraperiod Tax Allocation" rules under ASC 740, which requires the allocation of an entity's total annual income tax provision among continuing operations and, in the Company's case, discontinued operations. There were no assets or liabilities of the OEM Business as of years ended December 31, 2022 or December 31, 2021, due to the transaction occurring on July 20, 2020. Applicable amounts in prior years have been recast to conform to this discontinued operations presentation.

The following table presents the financial results of the discontinued operations:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Major classes of line items constituting net income from discontinued operations:		
Revenues	$—	$ —
Costs of goods sold	—	—
Gross profit	—	—
Expenses:		
General and administrative	—	—
Severance and restructuring costs	—	—
Transaction and financing expenses	—	—
Total operating expenses	—	—
Operating income	—	—
Other expense (income):		
OEM working capital adjustment	—	6,316
Interest expense	—	—
Loss on extinguishment of debt	—	—
Derivative loss	—	—
Foreign exchange (gain) loss	—	—
Total other expense—net	—	6,316
(Loss) income from discontinued operations	—	(6,316)
Gain on sale of net assets of discontinued operations	—	—
(Loss) Income from discontinued operations before income tax provision	—	(6,316)
Income tax (benefit) provision	—	(2,674)
Net (loss) income on discontinued operations	$—	$(3,642)

On December 1, 2020, pursuant to the OEM Purchase Agreement dated as of January 13, 2020 (as amended from time to time, the "OEM Purchase Agreement"), by and between the Company and Ardi Bidco Ltd. (the "Buyer"), the Company received a notice from the Buyer indicating that a post-closing adjustment in an amount of up to $14.0 million may be owed in respect of the working capital adjustment paid at closing. On June 3, 2021, the firm engaged to resolve the dispute issued a binding, non-appealable resolution whereby it was determined the Company was liable for $5.8 million of the disputed amount, which was finalized and paid during the second quarter of 2021. The final settlement was expensed under "Loss from operations of discontinued operations " in our consolidated statements of comprehensive loss.

There were no operating cash flows of discontinued operations for the years ended December 31, 2022 and 2021. Investing cash flows used in discontinuing operations were comprised of $0.0 million and $5.4 million for the years ended December 31, 2022 and 2021, respectively, related to payments made for the OEM working capital adjustment less agreed upon fees. All amounts exclude the effect of income taxes.

6. Revenue from Contracts with Customers

Disaggregation of Revenue

The Company's entire revenue for the years ended December 31, 2022 and 2021 were recognized at a point in time. The following table represents total revenue by geographical region for the years ended December 31, 2022 and 2021:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenues:		
Domestic	$68,647	$77,927
International	13,332	12,573
Total revenues from contracts with customers	$81,979	$90,500

7. Business Combinations and Acquisitions

Inteneural Networks Inc.

On December 30, 2021, the Company entered into a Stock Purchase Agreement with Dearborn Capital Management LLC, and Neva, LLC, a Delaware limited liability company (collectively the sellers of INN), that are owned by Krzysztof Siemionow, MD, PhD ("Siemionow"), Pawel Lewicki, PhD ("Lewicki") respectively to acquire a 42% equity interest in the issued and outstanding shares of INN for a non-exclusive right to use their proprietary technology. On the date of the Stock Purchase Agreement, Lewicki was as a member of the Board of Directors (the "Board").

INN is a medical technology company specializing in AI and big data learning analysis of brain imaging. INN has a proprietary AI technology that seeks to autonomously segment and identify neural structures in medical images to help identify possible pathological states. This technology has potential future applications in neurosurgery as well as a wide variety of potential disorders, including dementia, autism, tumors, aneurysm, stroke, and neurovascular structures using magnetic resonance imaging and computed tomography platforms. The Company believes the transaction has the following benefits: i) the integration of INN's ML and AI technologies may position the Company as a leader in intelligent digital health; ii) by bringing INN's intercranial capabilities to the HOLO™ AI platform, the Company seeks to expand the applicability of HOLO AI technology into significant segments beyond spine and in particular, neurosurgery; iii) the expected synergies in the research and development and eventual commercial functions should provide for a particularly efficient integration of INN's technology and talent; and iv) the transaction is expected to materially contribute to the Company's mission to improve patient lives through better outcomes.

As consideration for the 42% ownership we paid $19.9 million which consisted of $5.0 million in cash, issuance to the Sellers of 227,359 shares of our common stock, par value of $0.001, which had a fair value of $4.9 million and issuance of unsecured promissory notes to the Sellers in fair value of the principal in the amount of $10.0 million. In exchange for 42% equity interest the Company is able to use the proprietary AI technology as a nonexclusive licensee. As part of the transaction, the Company is obligated to purchase up to 100% of the equity of INN if three additional clinical, regulatory, and revenue milestones are met. With each additional closing, the Company will acquire an additional 19.3% equity within INN for an additional $19.3 million in cash payment for each milestone. None of the milestones have been achieved as of December 31, 2022.

Management has determined that the Company has obtained control through means other than voting rights as the Company is deemed to be the primary beneficiary and is the most closely associated decision maker under ASC 810, *Consolidation.* Based on this, the Company has considered INN to be a VIE and has fully consolidated INN into the consolidated financial statements. INN does not have any assets or liabilities as of December 31, 2022 and December 31, 2021. Additionally, there was no income statement activity within INN for the years ended December 31, 2022 and 2021. As such, the amounts recorded in the "Mezzanine equity" section of the consolidated balance sheets has not changed.

The Company further determined that substantially all of the fair value of INN was concentrated in the acquired in-process research and development ("IPR&D") asset in accordance with ASC 805, *Business Combination* and therefore accounted for this as an asset acquisition. The total consideration of the asset acquisition was determined to be $72.3 million, which consisted of cash consideration of $5.0 million, $4.9 million of fair value of shares issued to the seller, $10.0 million of seller notes issued to the sellers, direct and incremental expenses of $0.4 million incurred for the INN acquisition, $10.3 million in forward contracts related to the three potential milestone payments and $41.7 million in a noncontrolling interest related to the 58% equity interest not purchased. As the forward contracts are redeemable upon a future event (FDA approval) it is determined that this event is not probable under the accounting guidance. As a result, the forward contracts are not remeasured to fair value for the years ended December 31, 2022 and 2021.

The total purchase price paid in the INN acquisition has been allocated to the net assets acquired based on the relative fair value as the completion of the acquisition, primarily including the IPR&D related to INN's development of their AI technology that autonomously segments neural structures and other intangible assets for assembled workforce. The neuro networks and segmentation has not yet reached technological feasibility and has no alternative use; thus, the purchased IPR&D was expensed immediately to the acquisition, resulting in a one-time charge of $72.1 million recognized in the asset acquisition expense line on the consolidated statement of comprehensive loss for the year ended December 31, 2021. Additionally, the intangible asset related to the assembled workforce, in the amount of $0.2 million was immediately impaired together with other intangible assets during the fourth quarter of 2021 due to the Company's negative projected cash flows.

The Company recorded noncontrolling interest of $52.0 million which is comprised of $41.7 million related to the investment in INN and $10.3 million related to the embedded forward contracts. Management determined that because the IPR&D asset did not have technological feasibility, it was immediately expensed. As a result of the transaction, the company recorded a $72.1 million loss within the consolidated statements of comprehensive loss for the year ended December 31, 2021. This loss has a net impact of $30.2 million to Surgalign, and $41.9 million impact to INN. These adjustments were made as it relates to the amounts recorded within the transaction.

Prompt Prototypes Acquisition

On April 30, 2021, the Company entered into an Asset Purchase Agreement (the "Agreement") with Prompt Prototypes LLC ("Prompt"). The Company purchased the assets of Prompt to expand its research and development capabilities and create the capacity to produce certain medical prototypes. Pursuant to the terms of the Agreement, the Company purchased specific assets and assumed certain liabilities of Prompt for a purchase agreement price of $1.1 million. At the closing, the Company paid $0.3 million of cash and issued restricted shares with an aggregate fair market value of $0.2 million to the sellers. The remaining $0.6 million of the purchase price will be paid to the seller, contingent on the continued employment with the Company, in the form of cash and restricted shares in two equal amounts on the 18th and 36th month anniversary of the closing date.

On October 30, 2022, the Company issued its first payment to coincide with the 18 month anniversary from the closing date which consisted of $0.2 million of cash and issuance of restricted shares with an aggregate fair market value of $0.1 million. The outstanding second payment is considered future compensation.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed from the acquisition of Prompt as of April 30, 2021 (in thousands):

	Balance at April 30, 2021
Inventories	$140
Right-of-use assets	78
Property and equipment	528
Operating lease liabilities	(78)
Deferred tax liability	(28)
Net assets acquired	$640
Bargain purchase gain	(90)
Total purchase price	$550

Based on the final purchase price, the fair value of the assets acquired and liabilities assumed exceeded the purchase price consideration resulting in a bargain purchase gain of $0.1 million and was recorded in "Other expense (income)—net" in our consolidated statements of comprehensive loss for the year ended December 31, 2021. The bargain purchase was primarily driven by the potential future compensation expense in lieu of an increased purchase price. Purchase accounting has been finalized and no adjustments were made to those amounts originally recorded.

8. Stock-Based Compensation

The Company has three active stock-based compensation plans: the 2021 Incentive Compensation Plan, the 2021 Inducement Plan, and the 2021 Employee Stock Purchase Plan ("ESPP"). The Company accounts for its stock-based compensation plans in accordance with ASC 718. The Company grants stock-based awards to its employees, including officers and directors, comprised of restricted stock, restricted stock units, stock options and ESPP purchase rights.

Employee Equity Plans

2021 Incentive Compensation Plan

On May 7, 2021, the Company's stockholders approved and adopted the 2021 Incentive Compensation Plan (the "Incentive Plan"). The Incentive Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and performance shares to our officers, directors, employees, and consultants of the Company. The plan allows for up to 666,666 shares of common stock to be issued with respect to awards granted.

2021 Inducement Compensation Plan

On May 7, 2021, the Company's stockholders approved and adopted the 2021 Inducement Plan (the "Inducement Plan"). The Inducement Plan purpose is to advance the interests of the Company by providing a material inducement for the best available individuals to join the Company and its subsidiaries as employees by affording such individuals an opportunity to acquire a proprietary interest in the Company. The Inducement Plan permits the grant of stock appreciation rights, restricted stock, restricted stock units and performance shares to our officers, directors, employees, and consultants of the Company. The plan allows for up to 300,000 shares of common stock to be issued with respect to awards granted.

Employee Stock Purchase Plan

On May 7, 2021, our board of directors adopted the ESPP, which became effective July 1, 2021. Under our ESPP, employees can purchase shares of our common stock based equal to no less than 1% of the employee's compensation, up to a maximum of 15%, subject to certain limits. The offering period is every six-month period beginning January 1st and July 1st of each year. The ESPP offers a six-month look-back feature. The purchase price per share is equal to the lower of 85% of the fair market value of our common stock on the offering date or the purchase date. ESPP purchases are settled with common stock from the ESPP's previously authorized and available pool of shares. A total of 166,666 shares of common stock have been authorized for issuance under the ESPP plan.

During 2022, 99,428 shares were issued under the ESPP for $0.2 million and in 2021, 22,220 shares were issued for $0.4 million. There were 45,018 shares available for issuance under the ESPP plan as of December 31, 2022.

Impact on Net Loss

For the years ended December 31, 2022 and 2021, the Company recognized stock-based compensation related to equity-classified awards as follows:

	For the Year Ended December 31,	
	2022	2021
Stock-based compensation:		
Costs of goods sold	$ —	$ 21
General and administrative	4,289	4,839
Research and development	345	352
Total	$4,634	$5,212

Stock Options

The Company's policy is to grant stock options at an exercise price equal to 100% of the market value of a share of common stock at closing on the date of the grant. The Company's stock options generally have five-to ten-year contractual terms and vest over a one-to-five year period from the date of grant.

As of December 31, 2022, there was $0.5 million of total unrecognized stock-based compensation expense related to nonvested stock options. That expense is expected to be recognized over a weighted-average period of 2.47 years.

Stock options outstanding, exercisable and available for grant at December 31, 2022, are summarized as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at January 1, 2022	177,665	$92.26	3.96	$—
Granted	—	—		
Exercised	—	—		
Forfeited or expired	(101,512)	99.26		
Outstanding at December 31, 2022	76,153	$82.94	6.77	$—
Vested or expected to vest at December 31, 2022	76,153	$82.94	6.77	$—
Exercisable at December 31, 2022	52,562	$88.02	6.32	$—
Available for grant at December 31, 2022	288,585			

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value of stock options for which the fair market value of the underlying common stock exceeded the respective stock option exercise price.

Other information concerning stock options are as follows:

	For the Year Ended December 31,	
	2022	2021
	(in thousands, except for per share information)	
Weighted average fair value of stock options granted	$—	$0.93
Aggregate intrinsic value of stock options exercised . . .	$—	$ —

The aggregate intrinsic value of stock options exercised in a period represents the pre-tax cumulative difference, for the stock options exercised during the period, between the fair market value of the underlying common stock and the stock option exercise prices.

The following weighted-average assumptions were used to determine the fair value of options and purchases under ASC 718. Please note there were no stock options granted in 2022, so no valuation metrics are provided:

	Year Ended December 31,	
	2022	2021
Expected term (years)	0.00	6.35
Risk free interest rate	— %	0.72%
Volatility factor	— %	49.97%
Dividend yield	—	—

Employee Stock Purchase Plan

The following weighted-average assumptions were used to determine the fair value of ESPP and purchases under ASC 718:

	Year Ended December 31,	
	2022	2021
Expected term (years)	0.50	0.50
Risk free interest rate	1.03%	0.05%
Volatility factor	91.99%	84.32%
Dividend yield	—	—

Restricted Stock Awards

The Company's policy is to grant restricted stock awards at a fair value equal to 100% of the market value of a share of common stock at closing on the date of the grant. The Company's restricted stock awards generally vest over one-year to three-year periods.

The value of restricted stock awards that do not have market conditions is determined by the market value of the Company's common stock at the date of grant. In 2022, no restricted stock awards were granted to employees and non-employee directors. As of December 31, 2022, there was $0.2 million of total unrecognized stock-based compensation related to unvested restricted stock awards. That expense is expected to be recognized on a straight-line basis over a weighted-average period of 0.70 years. The following table summarizes information about unvested restricted stock awards as of December 31, 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2022	21,788	$86.65
Granted	—	—
Vested	(10,833)	94.42
Forfeited	(4,496)	83.49
Unvested at December 31, 2022	6,459	$75.81

The fair market value of restricted stock awards vested in 2022 and 2021 was $0.1 million and $1.9 million, respectively.

Restricted Stock Units

The Company's policy is to grant restricted stock units at a fair value equal to 100% of the market value of a share of common stock at closing on the date of the grant. The Company's restricted stock units generally vest over one-year to three-year periods.

The value of restricted stock units is determined by the market value of the Company's common stock at the date of grant. In 2022, restricted stock units in the amount of 565,118 shares and 114,285 shares of restricted stock were granted to employees and non-employee directors, respectively. As of December 31, 2022, there was $4.6 million of total unrecognized stock-based compensation expense related to unvested restricted stock units. That expense is expected to be recognized on a straight-line basis over a weighted-average period of 1.46 years. The following table summarizes information about unvested restricted stock units as of December 31, 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2022	158,972	$48.83
Granted	679,403	5.88
Vested	(75,970)	50.19
Forfeited	(66,314)	29.13
Unvested at December 31, 2022	696,091	$ 8.64

The fair market value of restricted stock units vested in 2022 and 2021 was $0.4 million and $0.0 million, respectively.

9. Inventories

The inventory balances as of December 31, 2022 and 2021, consist entirely of finished goods. The Company values its inventories at the lower of net realizable value or cost using FIFO.

For the years ended December 31, 2022 and 2021, the Company recognized costs related to inventory write-downs of $20.0 million and $9.1 million, respectively. Of the $20.0 million incurred in 2022, $13.8 million related to costs associated with the product portfolio rationalization initiatives and the wind down of the international location, which led to increases in our excess quantities and obsolescence ("E&O") reserve. In addition, we incurred an additional $3.2 million of an E&O charge related to a decrease in 2022 sales as compared to forecasted. The E&O write-downs are included within "Costs of goods sold" on the consolidated statements of comprehensive loss. Please see Note 20 for further discussion.

The Company received a settlement from OEM of $0.9 million and $3.9 million, respectively, for the years ended December 31, 2022 and 2021 related to inventory that was purchased during the period that was also paid for during the split of the OEM Businesses. These amounts are recorded in "Other operating income, net" in our consolidated statements of comprehensive loss.

On January 20, 2021, the Company and Oxford Performance Materials, Inc. ("Oxford") entered into an Amended and Restated License and Supply Agreement (the "Oxford Supply Agreement") pursuant to which Oxford licenses certain intellectual property to the Company and supplies the Company on a non-exclusive basis in the United States with PEKK material for use in spinal implants. The Company previously prepaid 2024 royalties to Oxford. Based on current sales performance management determined those royalties would not be paid and wrote off a portion of the prepayment in the amount of $0.2 million and $3.0 million for the years ended December 31, 2022 and 2021, respectively. These amounts are recorded within "Costs of goods sold" on the consolidated statements of comprehensive loss.

10. Prepaid and Other Current Assets

Prepaid and Other Current Assets are as follows:

	For the Year Ended December 31,	
	2022	2021
Leasehold improvement reimbursement	$2,885	$ —
Income tax receivable	958	4,116
OEM Safety Stock receivable	900	1,000
Prepaid expenses	941	2,553
Other receivable	965	815
Insurance recovery receivable	—	1,500
Total Prepaid and Other Current Assets	$6,649	$9,984

11. Property and Equipment

Property and equipment are as follows:

	For the Year Ended December 31,	
	2022	2021
Processing equipment	$ 266	$346
Surgical instruments	543	489
Office equipment, furniture and fixtures	1	15
Computer equipment and software	40	44
Construction in process	1,207	51
Total Property and equipment	$2,057	$945

For the years ended December 31, 2022 and 2021, the Company had depreciation expense in connection with property and equipment of $2.0 million and $2.5 million, respectively. The Company uses the straight-line method of depreciation.

For the years ended December 31, 2022 and 2021, the Company recorded asset impairment and abandonment charges of $3.7 million and $11.0 million, respectively, for property and equipment as a result of negative forecasted cash flows. The fair value of property and equipment was measured utilizing an orderly liquidation value of each of the underlying assets. Refer to Note 14 for further information on impairment.

Construction in process is further presented below:

	For the Year Ended December 31,	
	2022	**2021**
Beginning balance as of January 1	$ 51	$ —
Capitalized	1,207	5,015
Impairment	—	(4,964)
Assets transferred into service	(51)	—
Ending balance as of December 31	$1,207	$ 51

For the years ended December 31, 2022 and 2021, the Company capitalized a total of $1.2 million and $0.0 million of employee costs related to enhancements for the HOLO™ Portal surgical guidance system, including stock-based compensation expense of $0.1 million and $0.0 million for the respective periods. No impairment has been taken as the Company has determined cost incurred will result in additional functionality for the system. These costs are recorded within "Construction in Process" on the consolidated balance sheet as of December 31, 2022 as the enhancements to the system are still being developed and have not been submitted to the FDA. We expect this to happen in the first half of 2023.

For the years ended December 31, 2022 and 2021, the Company capitalized a total of $0.0 million and $4.5 million of internal software expense related to activities associated to the Enterprise Resource Planning ("ERP") system implementation. The ERP system was implemented in January 2022 and related capitalized expenses were transferred from "Construction in process" to "Computer equipment and software" to coincide with implementation. The Company subsequently impaired the costs in the quarter they were capitalized due to our continued negative operating cash flows. We recorded impairment charges of $0.0 million and $4.4 million, respectively and recorded those charges within the "Asset impairment and abandonments" line on the consolidated statements of comprehensive loss. Note 14 further discusses impairment methods applied for the ERP system.

For the years ended December 31, 2022 and 2021, the company expensed $0.7 million and $0.1 million, respectively, related to the ERP implementation as they were not associated to the design and development phase of the ERP project. These non-capitalizable expenses are recorded in the "General and administrative" line on the consolidated statements of comprehensive loss.

12. Debt

On December 30, 2021, the Company issued $10.6 million aggregate principal amount of unsecured seller notes ("Seller Notes") recorded at $10.2 million and $10.0 million as of December 31, 2022 and 2021, respectively, as it was issued in conjunction with the acquisition of the equity interest in INN. All principal and accrued interest due and payable on the earlier of December 30, 2024, or the date upon which a change in control occurs. A change of control occurs when (i) the current shareholders of the Company will no longer own a majority of the outstanding voting shares of the Company due to a transaction or series of related transactions, or (ii) a sale or transfer of Holo Surgical Inc and Inteneural Networks Inc or all or substantially all of their assets. Interest is paid in kind and capitalized into the principal amount of the Seller Notes on each anniversary of the issuance date at a rate of 6.8% per year. For the years ended December 31, 2022 and 2021, management accrued $0.2 million and $0.0 million, respectively, in interest expense and accredited, $0.8 million and $0.0 million, respectively, related to the seller notes for a total interest expense of $1.0 million and $0.0 million, respectively.

In the event of default, as defined in the agreement, any and all of the indebtedness may be immediately declared due and payable, and the interest would accrue at a 4.0% higher rate. There is no prepayment penalty or covenants related to the fixed rate notes. The Seller Notes were issued as deferred consideration in connection with the INN Purchase Agreement discussed at Note 1, Note 7 and Note 25.

Debt issuance costs were immaterial and were included within the overall costs of the acquisition of INN. Related costs were expensed under "Asset acquisition expenses" in our consolidated statements of comprehensive loss. The following table summarizes the debt recorded on the consolidated balance sheet:

	Carrying Value (In thousands)	
	2022	2021
Seller Notes-P. Lewicki	$ 5,306	$5,306
Seller Notes-K. Siemionow	5,306	5,306
Less: accretion of acquisition adjustment	(420)	(630)
Total Seller Notes—related party	10,192	9,982
Current portion of seller notes	—	—
Total long-term seller notes, excluding current portion	$10,192	$9,982

As of December 31, 2022 and 2021, the fair value of the Seller Notes is $10.2 million and $10.0 million, respectively. The Company has determined that the Seller Notes is a Level 2 financial instrument as there are other unobservable inputs.

As of December 31, 2022, the future maturities of long-term debt, excluding deferred financing costs, accrued interest and debt discount, were as follows (in thousands):

2023	$ —
2024	10,612
2025	—
2026	—
2027	—
Thereafter	—
Total	$10,612

13. Net Loss Per Common Share

The number of shares of common stock used in the calculation of basic and diluted net loss per common share is presented below:

	For the Year Ended December 31,	
	2022	2021
Weighted average basic and dilutive shares	6,555,207	4,086,409

For the years ended December 31, 2022 and 2021, the Company recorded a net loss from its continuing operations. As a result, the Company has excluded all potential dilutive shares for stock options, restricted stock units, and restricted stock awards, pre-funded warrants, and outstanding warrants from the computation of the diluted net loss per share to avoid the anti-dilutive effect.

The following table includes the number of potential dilutive shares that were excluded due to the anti-dilutive effect:

	For the Year Ended December 31,	
	2022	2021
Stock Options	—	—
Restricted Stock Units and Restricted Stock Awards	268,502	106,607
Pre-funded warrants	4,926,498	—
Warrants	675,747	—
Total	5,870,747	106,607

For the year end December 31, 2022 and December 31, 2021, the company excluded 92,358 and 176,856 respectively, of issued stock options in the computation of diluted net loss per common share because their exercise price exceeded the average market price during the respective periods. Also, for the year ended December 31, 2022 and December 31, 2021, 1,601,545 and 1,024,154 of the Company's outstanding warrants were excluded from the computation of diluted net loss per common share as they were considered "out-of-the-money."

14. Fair Value Information

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Valuation techniques, used to measure fair value, maximize the use of observable inputs, and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for classification and disclosure of fair value measurements as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value is assessed each reporting period, or more frequently, if circumstances dictate the need to revalue amounts recorded. The carrying value of cash and cash equivalents, accounts receivable, inventories, prepaid and other current assets, accounts payable and accrued expenses are reasonable estimates of their fair values, due to the short-term nature of the accounts. Management has determined that the company's contingent consideration resulting from its acquisitions, property and equipment, definite-lived intangibles assets, other assets, and warrant liability are within the Level 3 fair value hierarchy and are measured using Level 3 inputs as described below.

Contingent Consideration

Changes in the fair value of contingent consideration are recorded in the "Gain on acquisition contingency" line in the consolidated statements of loss. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liabilities.

Holo Surgical

On September 29, 2020, the Company entered into a Stock Purchase Agreement (the "Holo Purchase Agreement"), with Roboticine, Inc, a Delaware corporation (the "Seller"), Holo Surgical S.A., a Polish joint-stock company ("Holo S.A."), Pawel Lewicki, PhD ("Lewicki"), and Krzysztof Siemionow, MD, PhD ("Siemionow"), which provides for the Company to acquire all of the issued and outstanding equity interests in Holo Surgical Inc., a Delaware corporation and a wholly owned subsidiary of the Seller ("Holo Surgical"). The Seller, Holo S.A., Lewicki and Siemionow are together referred to herein as the "Seller Group Members." The Acquisition was closed on October 23, 2020.

As consideration for the Holo Surgical Acquisition, the Company paid to the Seller $30.0 million in cash and issued to the Seller 208,333 shares of common stock, par value $0.001 of the Company ("Common Stock"). In addition, following the closing, the Seller will be entitled to receive contingent consideration from the Company valued in an aggregate amount of up to $83.0 million, to be paid through the issuance of Common Stock or the payment of cash, contingent upon and following the achievement of certain regulatory, commercial and utilization milestones by specified time periods occurring up to the sixth (6th) anniversary of the closing.

The Purchase Agreement provides that the Company will issue Common Stock to satisfy any contingent consideration payable to the Seller, until the total number of shares of Common Stock issued to the Seller pursuant to the Purchase Agreement (including the 208,333 shares of Common Stock issued at closing) is equal to 496,666 shares of Common Stock (or otherwise, to the extent a lower number, the maximum number of shares of Common Stock that would not require obtaining stockholder approval under the applicable rules of the Nasdaq Stock Market). Following the attainment of that limitation, the post-closing contingent payments would be payable in cash. The number of shares of Common Stock issued as contingent consideration with respect to the achievement of a post-closing milestone, if any, will be calculated based on the volume weighted average price of the Common Stock for the five (5) day trading period commencing on the opening of trading on the third trading day following the achievement of the applicable milestone. On January 12, 2022, the Company entered into a Second Amendment to the Stock Purchase Agreement with the sellers of Holo Surgical to amend one of the regulatory milestones beyond December 31, 2021. This first regulatory milestone was subsequently achieved on January 14, 2022 when the Company received 510(k) clearance for its HOLO Portal™ surgical guidance system. Upon achievement of this milestone the Company issued 288,333 in common stock at a value of $5.9 million, and also paid the Seller Group Members $4.1 million in cash for a total payment for achieving the milestone of $10.0 million pursuant to the terms of the agreement (the "Holo Milestone Payments"). The second regulatory milestone within the Purchase Agreement had an achievement date of December 31, 2022, which was not achieved. This was reflected within the valuation of the milestones as of December 31, 2022.

The Company determined the fair value of the Holo Milestone Payments to be the present value of each future payment amount estimated using a probability-weighted model, driven by the probability of success factor and expected payment date. The probability of success factor was used in the fair value calculation to reflect inherent regulatory, development and commercial risk of the Holo Milestone Payments. More specifically, the probability of expected achievement of the specific milestones, including risks associated with the uncertainty regarding the achievement and payment of milestones; obtaining regulatory approvals in the United States and Europe; the development of new features used with the product; the adaption of the new technology by surgeons; and the placement of the devices within the field. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy.

Inputs used in estimating the fair value of the contingent consideration for Holo Surgical as of December 31, 2022 and 2021, are summarized below:

Fair Value at December 31, 2022	Valuation Technique	Unobservable Inputs	Ranges
$24,061	Earn-Out Valuation	Probability of success factor Discount rates	0% - 95% 13.09% - 13.80%

Fair Value at December 31, 2021	Valuation Technique	Unobservable Inputs	Ranges
$51,928	Earn-Out Valuation	Probability of success factor Discount rates	0% - 90% 0.06% - 11.60%

The following table provides a reconciliation of contingent consideration measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2022 and 2021, (in thousands):

	For the Year Ended December 31,	
	2022	**2021**
Beginning balance as of January 1	$ 51,928	$56,515
Contingent consideration – Holo Milestone Payments	(10,000)	—
Gain on acquisition contingency	(17,867)	(4,587)
Ending balance as of December 31	$ 24,061	$51,928

Paradigm

On March 8, 2019, pursuant to a Master Transaction Agreement, the Company acquired Paradigm in a cash and stock transaction valued at up to $300.0 million consisting of $150.0 million of cash, plus potential future milestone payments. Paradigm's primary product is the Coflex® Interlaminar Stabilization® device, a minimally invasive motion preserving stabilization implant that is FDA approved for the treatment of moderate to severe lumbar spinal stenosis in conjunction with decompression.

Under the terms of the agreement, the Company paid $100.0 million in cash and issued 357,653 shares of the Company's common stock. The shares of Company common stock issued on March 8, 2019, were valued based on the volume weighted average closing trading price for the five trading days prior to the date of execution of the definitive agreement, representing $50.0 million of value.

There are no amounts recorded as contingent consideration as of December 31, 2022 or 2021, with the last milestones expiring on December 31, 2022.

Property and Equipment, Definite-Lived Intangibles and Other Assets

As further discussed in Note 11, as of December 31, 2022 and 2021, respectively, property and equipment with a carrying amount of $6.0 million and $12.0 million were written down to their estimated fair value of $2.3 million and $0.9 million using Level 3 inputs. The Level 3 fair value was measured based on orderly liquidation value and is evaluated on a quarterly basis. Unobservable inputs for the orderly liquidation value included replacement costs, physical deterioration estimates and market sales data for comparable assets.

Definite-lived intangible and other assets subject to amortization were impaired and written down to their estimated fair values in 2022 and 2021. Fair value is measured as of the impairment date using Level 3 inputs. Definite-lived intangible assets and other assets' fair value was measured based on the income approach and orderly liquidation value, respectively. Because the Company's forecasted cash flow being negative, any intangible assets acquired during the year was immediately impaired. Unobservable inputs for the orderly liquidation value included replacement costs, physical deterioration estimates and market sales data for comparable assets. Unobservable inputs for the income approach included forecasted cash flows generated from use of the definite-lived intangible assets.

As a result of impairments recognized, the following table summarizes the post impairment fair values of the corresponding assets subject to fair value measured using Level 3 inputs for the years ended December 31, 2022 and 2021, and the corresponding impairment charge during the respective year:

	For the Year Ended December 31, 2022	
	Impairment	Net Book Value
Property and equipment - net	$ 3,684	$2,316
Definite-lived intangible assets - net	492	—
Other assets - net	1,176	5,527
Total	$ 5,352	$7,843

	For the Year Ended December 31, 2021	
	Impairment	Net Book Value
Property and equipment - net	$11,018	$ 945
Definite-lived intangible assets - net	782	—
Other assets - net	395	5,970
Total	$12,195	$6,915

As of December 31, 2022 and 2021, the Company concluded, through its ASC 360 impairment testing of long-lived assets classified as held and used, that factors existed indicating that finite-lived intangible assets were impaired. The factors considered by management include a history of net losses and negative cash flows in each of those periods to be able to support the assets. The Company tested the carrying amounts of the property and equipment, definite lived intangible assets, and other assets for impairment. As a result, we recorded an impairment charge of $5.4 million and $12.2 million for the years ended December 31, 2022 and 2021, respectively, within the "Asset impairment and abandonments" line item on the consolidated statement of comprehensive loss.

Warrant Liability

Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within "Warrant liability" in the Company's consolidated balance sheets. The warrant liability is revalued each reporting period with the change in fair value recorded in the "Change in fair value of warrant liability" line item in the consolidated statements of comprehensive loss until the warrants are exercised or expire.

The following table presents information about the Company's liabilities that are measured at fair value:

	Level	December 31, 2022	December 31, 2021
Warrant liability	3	$22,982	$12,013

June 14, 2021 Warrants

The table presented below is a summary of changes in the fair value of the Company's Level 3 valuation for the June 14, 2021 warrant liability including investor warrants and placement agent warrants for the years ended December 31, 2022 and 2021 (in thousands):

	For the Year Ended December 31,	
	2022	2021
Beginning balance as of January 1	$ 12,013	$ —
Fair value of warrants on date of issuance	—	26,749
Change in fair value of restriked warrants (1)	866	—
Transfer of warrants (2)	(929)	—
Change in fair value of warrant liability	(11,937)	(14,736)
Ending balance as of December 31	$ 13	$ 12,013

(1) The following relates to the changes in fair value of the amended warrants from September 30, 2022 to November 16, 2022 related to the warrants which were restriked as part of the November Financing transaction. This change in fair value is recorded within the "Transaction and financing expenses" line item on the consolidated statement of comprehensive loss. Refer to footnote 15 for further explanation.

(2) As the restriked warrants have the same assumptions and valuation inputs, the value was analyzed as part of the November 2022 financing.

The warrant liability is revalued each reporting period with the change in fair value recorded in the accompanying consolidated statements of comprehensive loss until the warrants are exercised or expire. The fair value of the warrant liability is estimated using the Black-Scholes Option Pricing Model using the following valuation inputs:

	December 31, 2022	December 31, 2021
Stock price	$1.99	$0.72
Risk-free interest rate	4.53%	0.84%
Dividend yield	—	—
Volatility	110%	130%

February 15, 2022 Warrants

The table presented below is a summary of changes in the fair value of the Company's Level 3 valuation for the February 15, 2022 warrant liability including investor warrants and underwriter warrants for the year ended December 31, 2022 (in thousands):

	Warrant Liability
Beginning balance as of January 1	$ —
Fair value of warrants on date of issuance	10,157
Change in fair value of restriked warrants (1)	448
Transfer of warrants (2)	(1,064)
Redemption of shares	(1,749)
Change in fair value of warrant liability	(7,350)
Ending balance as of December 31	$ 442

(1) The following relates to the changes in fair value of the amended warrants from September 30, 2022 to November 16, 2022 related to the warrants which were restriked as part of the November Financing

transaction. This change in fair value is recorded within the "Transaction and financing expenses" line item on the consolidated statement of comprehensive loss. Refer to footnote 15 for further explanation.

(2) As the restriked warrants have the same assumptions and valuation inputs, the value was analyzed as part of the November 2022 financing.

The warrant liability is revalued each reporting period with the change in fair value recorded in the accompanying consolidated statements of comprehensive loss until the warrants are exercised or expire. The fair value of the warrant liability is estimated using the Black-Scholes Option Pricing Model using the following valuation inputs:

	December 31, 2022
Stock price	$1.99
Risk-free interest rate	4.05%
Dividend yield	—
Volatility	95%

November 13, 2022 Warrants

The table presented below is a summary of changes in the fair value of the Company's Level 3 valuation for the November 13, 2022 warrant liability for the year ended December 31, 2022 (in thousands):

	Warrant Liability			
	Pre-funded Warrants	Series A Warrants	Series B Warrants	Placement Agent Warrants
Beginning balance as of January 1	$ —	$ —	$ —	$ —
Fair value of warrants on date of issuance	12,724	10,671	2,570	596
Transfer of warrants	—	1,993	—	—
Redemption of shares	(487)	—	—	—
Change in fair value of warrant liability	(2,434)	(2,421)	(570)	(115)
Ending balance as of December 31	$ 9,803	$10,243	$2,000	$ 481

The warrant liability is revalued each reporting period with the change in fair value recorded in the accompanying consolidated statements of comprehensive loss until the warrants are exercised or expire. The fair value of the warrant liability is estimated using the Black-Scholes Option Pricing Model using the following valuation inputs:

	December 31, 2022			
	Pre-funded Warrants (1)	Series A Warrants	Series B Warrants	Placement Agent Warrants
Stock price	$1.99	$1.99	$1.99	$1.99
Risk-free interest rate	N/A	3.96%	4.20%	3.97%
Dividend yield	N/A	—	—	—
Volatility	N/A	90%	105%	90%

(1) The fair value of the pre-funded warrants has been calculated as the difference between the stock price and exercise price. No other inputs are applicable.

15. Share Offering and Warrants

On November 13, 2022, we entered into a securities purchase agreement (the "Purchase Agreement") with a single institutional investor pursuant to which we agreed to sell, in a registered direct offering 740,000 shares of our common stock, pre-funded warrants exercisable for up to an aggregate of 5,260,000 shares of common stock, Series A warrants to purchase an aggregate of up to 6,000,000 shares of common stock, and Series B warrants to purchase an aggregate of up to 1,500,000 shares of common stock with gross proceeds of $12.0 million. The offering price for each share of common stock and accompanying warrants is $2.0000 and the offering price for each pre-funded warrant and accompanying warrants is $1.9990. Series A warrants are exercisable through November 13, 2027, Series B warrants are exercisable through November 13, 2025, and pre-funded warrants will expire when exercised in full. We received net proceeds of $10.8 million from the offering after deducting investor and other filing fees of $1.2 million, which is reflected in the "Transaction and financing expenses" line in the consolidated statement of comprehensive loss. Upon any exercise of the offering warrants issued in the offering for cash, the Company agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the offering warrants and a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the offering warrants.

As all the warrants were determined to be liability classified, the proceeds are first allocated to the warrant based on the fair value on the November 16, 2022 transaction closing date. As the fair value of the warrants exceeded the net proceeds of the offering, the remaining fair value of the warrants was recorded through a charge to the consolidated statement of comprehensive loss. The total charge to the consolidated statement of comprehensive loss was $15.7 million as of December 31, 2022 and recorded within the "Transaction and financing expenses" line. As there were no remaining proceeds to allocate to equity, no amounts were recorded within the consolidated statement of Stockholders' Equity. as of December 31, 2022 related to this transaction.

During the fourth quarter of 2022, 331,000 shares of the pre-funded warrants were exercised, leading to 4,929,000 pre-funded warrants still outstanding as of December 31, 2022. As a result of the exercise, the associated warrant liability was reduced and offset against the "Additional Paid-In Capital" and "Common Stock" sections of the Company's consolidated balance sheets.

The Company, also in connection with the 2022 registered direct offering, entered into a warrant amendment agreement ("Warrant Amendment Agreement") with the purchaser party to the Purchase Agreement pursuant to which the Company agreed to amend the purchaser's existing warrants to purchase up to 521,739 shares of Common Stock at an exercise price of $51.7500 per share issued in June 2021 and warrants to purchase up to 597,826 shares of Common stock at an exercise price of $18.0000 per share issued in February 2022 (the "Existing Warrants"), and lowered the exercise price of the Existing Warrants to $1.8150 per share and extended the termination date of the Existing Warrants to November 16, 2027. As a result of the amendment, we included the warrants in the November 13, 2022 Series A outstanding warrants valuation as of December 31, 2022 as these warrants have the same assumptions and valuation inputs. Fair value changes of $1.3 million associated with the transfer are reflected in the "Transaction and financing expenses" line in the consolidated statement of comprehensive loss. The total impact on the "Transaction and financing expenses" line associated with the November 13, 2022 warrant financing was $17.0 million.

The Company, also in connection with the 2022 registered direct offering, issued the placement agent or its designees warrants to purchase an aggregate of up to 360,000 shares of its common stock. The placement agent warrants have substantially the same terms as the warrants described above, except that the placement agent warrants will have an exercise price of $2.5000 per share and will expire on November 13, 2027.

On February 15, 2022, we issued and sold in an underwritten public offering 1,285,507 shares of common stock and 163,768 of pre-funded warrants to purchase common stock with gross proceeds of $20.0 million at an effective offering price of $13.8000 and $13.7970 per share respectively. In addition, the Company issued warrants to purchase up to an aggregate of 1,086,956 shares of common stock at a strike price of $18.0000 that are exercisable through February 15, 2027. Finally, the Company granted the underwriters the option for a period of 30 days from February 15, 2022 to purchase up to 217,391 additional shares of our common stock at the public offering price of $13.7970 per share and/or warrants to purchase up to 163,043 shares of the Company's common stock at a public offering price of $0.0030 per warrant. The Underwriters did not exercise the option to purchase the common shares from the Company, but they did exercise the option to purchase the warrants which have not been converted to common shares as of December 31, 2022. We received net proceeds of $17.7 million after deducting investor fees of $2.3 million. Investor fees have been allocated between the value of the warrant liability and the amounts recorded within the Consolidated Statement of Shareholders' Equity. Fees allocated to the warrant liabilities were $0.9 million and is reflected in the "Transaction and financing expenses" line in the consolidated statement of comprehensive loss. The remaining $1.4 million is allocated to common shares and is reflected in "Additional Paid-In Capital" and "Common Stock" sections of the Company's consolidated balance sheets. Upon any exercise of the offering warrants issued in the offering for cash, the Company agreed to pay the underwriter a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the offering warrants and a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the offering warrants.

The Company, also in connection with the direct offering, issued the underwriter or its designees warrants to purchase an aggregate of up to 86,956 shares of its common stock. The underwriter warrants have substantially the same terms as the warrants described above, except that the underwriter warrants will have an exercise price of $17.2500 per share, and holders of the underwriter warrants are not entitled to receive cash dividends issued by the Company during such time as the underwriter warrant is outstanding.

On June 14, 2021, the Company issued and sold in a registered direct offering priced at-the-market an aggregate of 966,183 shares of its common stock and warrants exercisable for an aggregate of 966,183 shares of Company common stock with gross proceeds of $50.0 million at a combined purchase price of $51.7500 per share. The warrants have an exercise price equal to $51.7500 per share, are exercisable immediately upon issuance and are exercisable through June 14, 2024. The net proceeds from the direct offering, after deducting investor and management fees, were $45.8 million after deducting investor fees of $4.2 million. Investor fees have been allocated between the value of the warrant liability and the amounts recorded within the Consolidated Statement of Shareholders' Equity. Fees allocated to the warrant liabilities were $2.1 million and is reflected in the "Transaction and financing expenses" line in the consolidated statement of comprehensive loss. The remaining $2.1 million is allocated to common shares and is reflected in "Additional Paid-In Capital" and "Common Stock" sections of the Company's consolidated balance sheets. Upon any exercise of the offering warrants issued in the offering for cash, the Company agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the offering warrants and a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the offering warrants.

The Company, also in connection with the 2021 registered direct offering, issued the placement agent or its designees warrants to purchase an aggregate of up to 57,971 shares of its common stock. The placement agent warrants have substantially the same terms as the warrants described above, except that the placement agent warrants will have an exercise price of $64.6875 per share, and holders of the placement agent warrants are not entitled to receive cash dividends issued by the Company during such time as the placement agent warrant is outstanding.

The Company accounts for its warrants as derivative liabilities in accordance with ASC 815, ("ASC 815"), under which the warrants did not meet the criteria for the equity scope exception from derivative accounting and thus were recorded as liabilities. As derivatives, and in accordance with ASC 815, these warrants were measured at fair value at inception and will be remeasured at each reporting date with changes in fair value recognized in the consolidated statements of comprehensive loss in the period of change. See Note 14 for information about the fair value measurement of the warrants liability and Level 3 inputs used in the Black Scholes Option Pricing Model.

On February 1, 2021, we closed a public offering and sold a total of 956,666 shares of our common stock at a price of $45.0000 per share, less the underwriter discounts and commissions. We received gross proceeds of $44.5 million from the offering.

16. Accrued Expenses

Accrued expenses are as follows:

	For the Year Ended December 31,	
	2022	2021
Accrued compensation	$ 3,614	$ 5,258
Accrued distributor commissions	3,801	2,957
Accrued severance and restructuring costs	1,041	—
Accrued securities class action settlement	—	1,500
Other	4,690	8,054
Total accrued expenses	$13,146	$17,769

17. Other Long-term liabilities

Other long-term liabilities are as follows:

	For the Year Ended December 31,	
	2022	2021
Acquisition contingencies	$24,061	$26,343
Warrant liability	22,982	12,013
Lease obligations	1,142	947
Retention credit	3,222	—
Other	3,219	2,229
Total other long-term liabilities	$54,626	$41,532

18. Income Taxes

The Company's pre-tax loss consists of the following components:

	Year Ended December 31,	
	2022	2021
Pre-tax loss:		
Domestic (U.S., state and local)	$(42,987)	$(114,731)
Foreign (loss) income	(12,661)	(9,061)
Total pre-tax loss	$(55,648)	$(123,792)

The Company's income tax provision (benefit) consists of the following components:

	Year Ended December 31,	
	2022	2021
Current:		
Federal	$ 151	$ 426
State	23	(1,325)
International	34	184
Total current	208	(715)
Deferred:		
Federal	—	(25)
State	—	(4)
International	(1,251)	(142)
Total deferred	(1,251)	(171)
Total income tax (benefit) provision	$(1,043)	$ (886)

The Company's deferred tax assets and liabilities consists of the following components:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021	
	Assets	Liabilities	Assets	Liabilities
Accounts receivable	$ 2,385	$ —	$ 2,376	—
Accrued liabilities	1,951	—	720	—
Deferred compensation	943	—	1,876	—
Fixed assets and intangibles	19,128	—	22,096	—
Inventory	11,845	—	7,066	—
Net operating losses and other carryforwards	36,382	—	30,187	—
Tax credits	1,406	—	265	—
Lease Liability	230	—	318	—
Right of Use Asset	—	(143)	—	(224)
Capitalized Research and Development	4,326	—	—	—
Other	14	—	408	—
Valuation allowance	(77,123)	—	(65,007)	—
Total	$ 1,487	$(143)	$ 305	$(224)

On December 30, 2021, the Company entered into a Stock Purchase Agreement to acquire interest in Inteneural Networks Inc. The total consideration of the asset acquisition was determined to be $72.3 million, with $10.3 million in forward contracts related to the three potential milestone payments and $41.7 million in non-controlling interest related to the 58% equity interest not purchased. The Company treated the transaction as a non-taxable acquisition of stock for tax purposes and reversed the $72.1 million expense related to the purchased IPR&D, $0.4 million acquisition expenses, and $0.2 million impairment related to the assembled workforce when calculating 2021 tax expense. (See Note 7 "Business Combinations and Acquisitions" for additional information).

The Tax Cuts and Jobs Act (TCJA) requires taxpayers to capitalize and subsequently amortize research and experimental (R&D) expenditures that fall within the scope of Internal Revenue Code Section 174 for tax years starting after December 31, 2021. This rule became effective for the Company during the year and resulted in the estimated deferred tax asset for capitalization of R&D costs of $4.3 million, based on interpretation of the law as currently enacted. The Company will amortize these costs for tax purposes over 5 years if the R&D was performed in the U.S. and over 15 years if the R&D was performed outside the U.S, rather than deducting such costs in the year incurred for tax purposes.

As of December 31, 2022, the Company has U.S. federal net operating loss carryforwards of $24.9 million, of which, $1.5 million will expire in years 2037 through 2038, and approximately $23.4 million will carryforward indefinitely. As of December 31, 2022, the Company has U.S. state net operating loss carryforwards of approximately $4.6 million, of which, $3.7 million will expire in the years 2023 through 2042, and approximately $0.9 million will carryforward indefinitely. As of December 31, 2022, the Company has non-U.S. net operating loss carryforwards of approximately $6.6 million, which will carryforward indefinitely. The Company has offset all of the U.S. federal and state net operating loss carryforwards and approximately $5.4 million of the non-U.S. net operating loss carryforwards by a valuation allowance based on management's judgment that it is more likely than not that the benefits of those deferred tax assets will not be realized in the future. As of December 31, 2022, the Company has U.S. research and development credit carryforwards of approximately $1.4 million which will expire in the years 2041 through 2042. As of December 31, 2022, the Company has disallowed U.S. interest expense net of tax of approximately $0.5 million subject to Internal Revenue Code Section 163(j) limitations, which may be carried forward indefinitely. The Company has offset all of the research and development credit and disallowed U.S. interest carryforwards by a valuation allowance.

U.S. income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries. It is not practicable to estimate the amount of tax that might be payable. The Company's intention is to indefinitely reinvest earnings of its foreign subsidiaries outside of the U.S.

The Company evaluates the need for a valuation allowance against its deferred tax assets based on a more likely than not standard. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The income tax benefit for the year ended December 31, 2022 includes a $1.5 million income tax benefit for the release of valuation allowances. The Company has evaluated all evidence, both positive and negative and maintains a valuation allowance of $77.1 million on U.S. deferred tax assets and certain non-U.S. jurisdictions as of December 31, 2022. The Company maintained a full valuation allowance of $65.0 million in the United States as well as most foreign jurisdictions as of December 31, 2021.

The Company's unrecognized tax benefits are summarized as follows:

	For the Year Ended December 31,	
	2022	2021
Opening balance	$2,082	$ 2,991
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	—	542
Reductions for tax positions of prior years	—	(1,451)
Reductions for expiration of statute of limitations	—	—
	$2,082	$ 2,082

The unrecognized tax benefits if recognized, would favorably impact the Company's effective tax rate. It is reasonably possible that the unrecognized tax benefits will not significantly increase or decrease during the next twelve months. The unrecognized tax benefits of $2.1 million as of December 31, 2022 are presented with other long-term liabilities.

The Company's policy is to recognize interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2022, the Company has accrued interest and penalties of $0.2 million. As of December 31, 2021, the Company has accrued interest and penalties of $0.1 million.

As of December 31, 2022, we have had no ongoing audits in the U.S. or any major non-U.S. jurisdictions. The tax years that are open to examination are U.S. federal periods from 2019 to current and state taxes from 2017 to current. The Company's U.S. and foreign tax attribute carryforwards remain open to examination.

The effective tax rate differs from the statutory federal income tax rate for the following reasons:

	For the Year Ended December 31,	
	2022	2021
Statutory federal rate	21.00%	21.00%
State income taxes—net of federal tax benefit	0.03%	0.00%
Foreign rate differential	6.03%	1.33%
Acquisition expenses	0.00%	(5.21)%
Loss on acquisition contingency	6.74%	0.78%
Change in fair value of the warrant liability	9.37%	2.50%
Non-deductible items	(11.58)%	(0.99)%
Noncontrolling interest	0.00%	(7.11)%
Tax attributes	1.26%	(0.22)%
Valuation allowances	(24.90)%	(12.61)%
Uncertain tax positions	(0.18)%	0.95%
Tax filings & account adjustments	(5.74%)	0.04%
Other reconciling items, net	(0.16)%	0.25%
Effective tax rate	1.87%	0.71%

For the years ended December 31, 2022 and 2021, the Company had no individually significant other reconciling items. The other reconciling items line includes non-significant officer compensation and stock-based compensation for all years presented.

19. Stockholders' Equity

Common Stock—The Company has 300,000,000 shares of common stock authorized. Holders of common stock are entitled to one vote for each share held at all stockholder meetings. Shares of common stock do not have redemption rights. The Company is, and may in the future become, party to agreements and instruments that restrict or prevent the payment of dividends on our capital stock.

20. Severance and Restructuring Costs

On November 8, 2022, the Board approved a restructuring plan intended to help the Company drive growth in what it views to be the most valuable and profitable parts of its business (Digital Health and core hardware assets). Throughout 2022, the Company has focused on bringing new products to market and the commercialization of new technologies, improving operational efficiencies, and lowering its working capital requirements. The Board-approved restructuring plan includes brand and product portfolio rationalization in the domestic markets, a scaled-down international business with operations winding down throughout 2023, a reduction in workforce and reduced non-essential spending. The Company began executing on the restructuring plan in December 2022 and plans to continue its efforts through the first half of 2023. The Company also expects to incur approximately $5.5 - $7.5 million in costs related severance and reduction in non-essential spending. In addition the Company recorded $13.8 million related to inventory write downs associated to the product rationalization as of December 31, 2022. With this restructuring plan the Company anticipates estimated cash savings in 2023 of approximately $30.0 - $35.0 million as compared to 2022.

Management has recorded $1.2 million in employee related severance costs as of December 31, 2022. The severance costs recorded are comprised of payroll and related healthcare expenses and is reflected in the "Severance and restructuring costs" section of the consolidated statements of comprehensive loss. Severance and restructuring payments have and will be made over periods ranging from one month to three months. Amounts paid during the year did not have a material impact on cash flows of the Company. We expect all of these severance payments to be paid by the second quarter of 2023. In addition to these severance costs, management expects to incur other exit and disposal costs during the first half of 2023 of approximately $2.5 - $3.5 million related to inventory management and the product rationalization.

With regards to product portfolio rationalization, the Company wrote down inventory by $13.8 million for the product lines it discontinued and rationalized. These charges were recorded as of December 31, 2022 and are reflected within the "Cost of goods sold" line on the consolidated statements of comprehensive loss. Of this inventory write down, $6.9 million was associated to domestic inventory with the main driver of this write down being the product rationalization. The remaining charge of $6.9 million relates to inventory held internationally. This inventory was written down as the Company has decided to wind down the international business and does not expect to sell through the related inventory.

A summary of the total restructuring costs by major component recognized for the fiscal year ending December 31, 2022 is as follows:

	Employee-Related	Product Rationalization	Total
Year ended December 31, 2022	$1,148	$13,822	$14,970

The following table summarizes the restructuring activities by major component as of December 31, 2022:

	Employee-Related	Product Rationalization	Total
Incurred during 2022	$1,148	$ 13,822	$ 14,970
Paid during 2022	(107)	—	(107)
Non-cash adjustment (1)	—	(13,822)	(13,822)
Balance as of December 31, 2022	$1,041	$ —	$ 1,041

(1) Non-cash adjustments for product rationalization represent inventory write-offs.

21. Retirement Benefits

The Company has a qualified 401(k) plan available to all U.S. employees who meet certain eligibility requirements. The 401(k) plan allows each employee to contribute up to the annual maximum allowed under the Internal Revenue Code. The Company has the discretion to make matching contributions up to 6% of the employee's earnings. For the years ended December 31, 2022 and 2021, the amounts expensed under the plan were $1.3 million and $0.7 million, respectively.

22. Commitments and Contingencies

Acquisition of Paradigm – As discussed in Note 14, on March 8, 2019, the Company acquired Paradigm. Under the terms of the agreement, the Company may have been required to pay up to an additional $150.0 million in a combination of cash and Company common stock based on a revenue earnout consideration. Related to this acquisition, there were three earnout payments based on revenues achieved during periods ending December 31, 2020, December 31, 2021, and December 31, 2022. None of these milestones were achieved including the revenue earnout as of December 31, 2022. There are no outstanding milestones beyond December 31, 2022.

Aziyo – On August 1, 2018, the Company and Aziyo Biologics, Inc. ("Aziyo") entered into a Distribution Agreement which was subsequently amended on December 3, 2018, and November 15, 2020 (the "Distribution Agreement"). Pursuant to the Distribution Agreement, the Company has exclusive distribution rights to certain biologic implants manufactured by Aziyo and marketed under the ViBone trade name ("ViBone"). The Distribution Agreement provides for minimum purchases of ViBone implants on an annual basis through calendar 2025. For calendar years 2019-2021, if the minimum purchase obligations for a particular year are not fulfilled, the Distribution Agreement provides various options for the Company to satisfy such obligations ("Shortfall Obligations") in subsequent years, including a combination of payments and/or providing purchase orders for the shortfall amount in a given year. If a purchase order is submitted, the contract does not provide that it needs to be satisfied during the following year (i.e., the Company can satisfy the orders over multiple years and until the minimum is achieved). For calendar years 2022 and beyond, if the Company does not satisfy the Shortfall Obligations using one of the methods specified in the Distribution Agreement, the Company can continue to market the ViBone implants on a non-exclusive basis. We did not obtain the 2022 minimum purchase obligation; as such we will revert to a non-exclusive distribution agreement for Vibone. As it relates to the prior year minimums, we had previously issued a purchase order for the 2020 and 2021 minimums. The remaining amount on the purchase order for both years combined is $16.4 million.

Acquisition of Inteneural Networks Inc. (INN) – As part of the INN acquisition, the Company has the ability to acquire the remaining 58% equity interest in INN based on the achievement of three separate regulatory and revenue based milestones. When each of the milestones are achieved the Company will pay $19.3 million for an additional 19.3% equity interest within INN. The total future commitment of the remaining three milestones is $57.9 million. As of December 31, 2022 the value of the future commitments were $10.0 million and recorded within the mezzanine section of the consolidated balance sheets.

Acquisition of Holo Surgical Inc. – As part of the Holo Surgical acquisition, the Company issued contingent consideration which would be payable to the sellers upon the achievement of certain regulatory, commercial, and utilization milestones by specified time periods. On January 14, 2022 the Company received 510(k) clearance for the HOLO Portal™ surgical guidance system. Upon achievement of this milestone the Company issued 288,333 in common stock at a value of $5.9 million, and also paid the sellers $4.1 million in cash for a total payment for achieving the milestone of $10.0 million pursuant to the terms of the agreement. These contingent considerations have a fair value $24.1 million as of December 31, 2022, with $0.0 million classified as current liabilities within "Current portion of acquisition contingency – Holo," while $24.1 million is included as "Acquisition contingencies – Holo" in the accompanying consolidated balance sheets. The fair value of the liability was $51.9 million on December 31, 2021 with $25.6 million classified as current liabilities within "Current portion of acquisition contingency – Holo" while $26.3 million classified as "Acquisition contingencies – Holo." The change in the fair value of the liability of $17.9 million since December 31, 2021, was recognized in the "Gain on acquisition contingency" line of the consolidated statements of comprehensive loss.

Manufacturing Agreements with Former OEM Affiliates – In connection with the closing of the OEM Transaction, on July 20, 2020 the Company entered into three manufacturing and distribution agreements with affiliates of Montague Private Equity: (i) a Manufacture and Distribution Agreement (the "Hardware MDA") with Pioneer Surgical Technology, Inc. ("Pioneer") pursuant to which Pioneer would manufacture certain hardware implants for the Company; (ii) a Processing and Distribution Agreement with RTI Surgical, Inc. ("RTI"), an affiliate of Pioneer, pursuant to which RTI would process certain biologic implants for the Company (the "PDA"); and (iii) a Manufacture and Distribution Agreement ("NanOss") pursuant to which Pioneer would manufacture certain synthetic implants for the Company (the "NanOss MDA"), and together with the Hardware MDA and the PDA, the "OEM Distribution Agreements." On August 5, 2022, the Company amended the OEM distribution agreement to reduce the Contract Year 3 minimum to $17.9 million and released the Company of any obligation to cure any purchase shortfall in Contract Year 2. In connection with the amendment the Company agreed to pay RTI $2.1 million in relation to any Year 1, Year 2 or Design and Development Agreement shortfall previously incurred. There is no outstanding liability associated with the agreement as of December 31, 2022.

San Diego Lease – On March 12, 2021, the Company entered into a Lease (the "Lease") with SNH Medical Office Properties Trust, a Maryland real estate investment trust (the "Landlord"), to house the Company's offices, lab and innovation space (the "Building") in San Diego, California. The initial term of the Lease is twelve years, with one extension option for a period of seven years.

Under the terms of the Lease, the Company will lease an aggregate of approximately 94,457 rentable square feet building located at 3030 Science Park Road, San Diego, California (the "Premises"). The Landlord has made improvements and will continue to do so until occupancy has been delivered to the Company.

Aggregate payments towards base rent for the Premises over the term of the lease will be approximately $64.6 million, including 13 months of rent abatement from the Lease entry date. The Company will recognize the lease assets and liabilities when the Landlord makes the underlying asset available to the Company and because that event has not occurred, no amounts were accrued as of December 31, 2022. Concurrent with the Company's execution of the Lease, as a security deposit, the Company delivered to the Landlord a payment in the amount of $2.5 million which is recorded within "Other assets – net" in our consolidated balance sheets. In addition, the Company maintains a prepaid reimbursement balance of $2.9 million which is recorded within "Prepaid and other current assets" in our consolidated balance sheets.

License and Royalty Commitments

As of December 31, 2022 and 2021, the Company has entered into product development and fee for service agreements based on contributions to the development and commercialization of certain products. Each royalty agreement: (i) confirms the irrevocable transfer to the Company of all pertinent intellectual property rights; (ii) sets the applicable royalty rate; (iii) sets the period of time during which royalties are payable; (iv) sets the parameters for which the agreement may be terminated by either party; and (v) prohibits the payment of royalties on products sold to entities and/or individuals with whom the surgeon advisor or any other surgeon advisor entitled to royalties is affiliated.

As of December 31, 2022 and 2021, the Company's royalty agreements provide for (i) royalty payments for 7 years from first commercial sale of the relevant product and (ii) a royalty rate for each such agreement ranging from 1.0% to 10.0% of net sales for the particular product to which the surgeon contributed. Related royalty expenses are recorded within "Costs of goods sold" on the consolidated statements of comprehensive loss.

The Company recognized royalties' expense of $1.2 million and $1.6 million for the years ended December 31, 2022 and 2021, respectively, resulting in an aggregate royalty rate of 1.5% and 1.8% for the years ended December 31, 2022 and 2021, respectively.

23. Legal Actions

The Company is, from time to time, involved in litigation relating to claims arising out of its operations in the ordinary course of business. Based on the information currently available to the Company, including the availability of coverage under its insurance policies, the Company does not believe that any of these claims that were outstanding as of December 31, 2022, will have a material adverse impact on its financial position or results of operations. The Company's accounting policy is to accrue for legal costs as they are incurred.

Coloplast — RTI Surgical, Inc., as a predecessor to the Company, is presently named as co-defendant along with other companies in a small percentage of the transvaginal surgical mesh ("TSM") mass tort claims being brought in various state and federal courts. The TSM litigation has as its catalyst various Public Health Notifications issued by the FDA with respect to the placement of certain TSM implants that were the subject of 510(k) regulatory clearance prior to their distribution. The Company does not process or otherwise manufacture for distribution in the U.S. any implants that were the subject of these FDA Public Health Notifications. The Company denies any allegations against it and intends to continue to vigorously defend itself.

In addition to claims made directly against the Company, Coloplast, a distributor of TSM's and certain allografts processed and private labeled for them under a contract with the Company, has also been named as a defendant in individual TSM cases in various federal and state courts. Coloplast requested that the Company indemnify or defend Coloplast in those claims which allege injuries caused by the Company's allograft implants, and on April 24, 2014, Coloplast sued RTI Surgical, Inc. in the Fourth Judicial District of Minnesota for declaratory relief and breach of contract. On December 11, 2014, Coloplast entered into a settlement agreement with RTI Surgical, Inc. and Tutogen Medical, Inc. (the "Company Parties") resulting in dismissal of the case. Under the terms of the settlement agreement, the Company Parties are responsible for the defense and indemnification of two categories of present and future claims: (1) tissue only (where Coloplast is solely the distributor of Company processed allograft tissue and no Coloplast-manufactured or distributed synthetic mesh is identified) ("Tissue Only Claims"), and (2) tissue plus non-Coloplast synthetic mesh ("Tissue-Non-Coloplast Claims") (the Tissue Only Claims and the Tissue-Non-Coloplast Claims being collectively referred to as "Indemnified Claims"). As of December 31, 2022, there are a cumulative total of 1,026 Indemnified Claims for which the Company Parties are providing defense and indemnification. In connection with the transactions, liabilities related to these claims remained a liability retained by the Company. The defense and indemnification of these cases are covered under the Company's insurance policy subject to a reservation of rights by the insurer.

Based on the current information available to the Company, the impact that current or any future TSM litigation may have on the Company cannot be reasonably estimated.

LifeNet — On June 27, 2018, LifeNet Health, Inc. ("LifeNet") filed a patent infringement lawsuit in the United States District Court for the Middle District of Florida (since moved to the Northern District of Florida) claiming infringement of five of its patents by the Company's predecessor RTI Surgical, Inc. The suit requests damages, enhanced damages, reimbursement of costs and expenses, reasonable attorney fees, and an injunction. The asserted patents are expired. On April 7, 2019, the Court granted the Company's request to stay the lawsuit pending the U.S. Patent Trial and Appeal Board's ("PTAB") decision whether to institute review of the patentability of LifeNet's patents. On August 12, 2019 the PTAB instituted review of three LifeNet patents, and on September 3, 2019, the PTAB instituted review of the remaining two. On August 4, 2020 and August 26, 2020, the PTAB issued final written decisions finding that certain claims were shown to be unpatentable and others not. Neither party appealed the PTAB's decisions with respect to the three LifeNet patents on which the PTAB instituted review on August 12, 2019. With respect to the remaining two LifeNet patents, Surgalign filed Notices of Appeal with the Federal Circuit on October 27, 2020, and LifeNet filed a Notice of Cross-appeal on November 9, 2020. The Federal Circuit issued a Written Opinion on April 11, 2022 affirming in part and remanding in part. The PTAB canceled all challenged claims of the patent on remand on December 1, 2022. LifeNet filed a Notice of Appeal with the Federal Circuit on January 12, 2023. The Court lifted the stay for counts related to 4 of the 5 patents on January 20, 2023 and severed the count relating to the patent claims canceled by the PTAB on December 1, 2022. A trial date has been set for July 22, 2024. In connection with the sale of the Company's OEM Business, liabilities related to these claims remained a liability retained by the Company. The Company continues to believe the suit is without merit and will vigorously defend its position. However, the Company has entered into preliminary settlement discussions with LifeNet, but at this time an estimate of the settlement cannot be estimated and therefore no amounts have been recorded as of December 31, 2022. Additionally based on the current information available to the Company, the impact that current or any future litigation may have on the Company cannot be reasonably estimated.

Securities Class Action — The Company's Investigation (as defined below) resulted in stockholder litigation against the Company and certain former officers of the Company in the United States District Court for the Northern District of Illinois (the "Court") on March 23, 2020 asserting claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"). On June 30, 2021, the parties to the Lowry Action conducted a mediation session and on July 27, 2021, a binding term sheet settling the Lowry Action was entered into whereby the defendants agreed to pay $10.5 million (inclusive of attorneys' fees and administrative costs) in exchange for the dismissal with prejudice of all claims. On September 22, 2021, the court granted preliminary approval to the settlement, and the amount was paid by the Company's insurers under its Directors' and Officers' insurance policies. The Court entered an order approving the settlement on January 26, 2022 and no amounts were outstanding on December 31, 2022. The matter is now concluded.

Derivative Lawsuits —Three derivative lawsuits have also been filed on behalf of the Company, naming it as a nominal defendant, and demanding a jury trial. On June 5, 2020, David Summers filed a shareholder derivative lawsuit (the "Summers Action") against certain current and former directors and officers of the Company (as well as the Company as a nominal defendant), in the United States District Court for the Northern District of Illinois asserting statutory claims under Sections 10(b), 14(a), and 20(a) of the Exchange Act, as well as common law claims for breach of fiduciary duty, unjust enrichment and corporate waste. Thereafter, two similar shareholder derivative lawsuits asserting many of the same claims were filed in the same court against the same current and former directors and officers of the Company (as well as the Company as a nominal defendant), as well as a books and records demand under Section 220 of the Delaware General Corporate Law (the "Books and Records Demand"). The three derivative lawsuits have been consolidated into the first-filed Summers Action (together with the Books and Records Demand, the "Derivative Actions"). On September 6, 2020, the court entered an order staying the Summers Action pending resolution of the motions to dismiss in the Lowry Action. On September 30, 2021, the court granted preliminary approval of a proposed settlement of the Derivative Actions (the "Derivative Actions Settlement"). Pursuant to the Derivative Actions Settlement, the Company has agreed to adopt or revise certain corporate governance policies and procedures, and the Company's insurers agreed to pay $1.5 million to plaintiffs' counsel. Based on this a corresponding receivable and liability of $1.5 million was recorded within "Prepaid and other current assets," and "Accrued expenses" on the consolidated balance sheets as of December 31, 2021. On January 24, 2022, the court gave final approval to the Derivative Actions Settlement. The matter is now concluded and no amounts were outstanding on December 31, 2022.

GPV I FIZN and StartVenture@Poland Sp. z.o.o. ASI SKA — The Company is presently named as a co-defendant along with other companies and individuals, including Dr. Siemionow and Dr. Lewicki, our former Chief Medical Officer and former Director respectively, by former stockholders of Holo Surgical, S.A. ("Holo SA"), individually and/or collectively, for common law fraud, constructive fraud, fraudulent inducement, conspiracy to defraud, and unjust enrichment, unlawful taking and conversion based on illegal and fraudulent actions related to (i) the sale of shares in Holo Surgical, Inc. to Roboticine, (ii) the purchase of Plaintiffs' ownership interests in Holo SA by Roboticine, and (iii) the subsequent sale of Holo Surgical, Inc. to the Company. The Company does not believe that any of the claims relate to its action with regards to the negotiations nor the purchase of Holo SA and on May 27, 2022, moved to dismiss. On February 7, 2023, the court granted the Company's motion to dismiss and the deadline for appeal has passed. The matter is now concluded.

In the future, we may become subject to additional litigation or governmental proceedings or investigations that could result in additional unanticipated legal costs regardless of the outcome of the litigation. If we are not successful in any such litigation, we may be required to pay substantial damages or settlement costs. Based on the current information available to the Company, the impact that current or any future stockholder litigation may have on the Company cannot be reasonably estimated.

24. Regulatory Actions

SEC Investigation — As previously disclosed in the Company's Current Report on Form 8-K filed with the SEC on March 16, 2020, and the Form 10-K filed with the SEC on June 8, 2020, the Audit Committee of the Board of Directors, with the assistance of independent legal and forensic accounting advisors, conducted an internal investigation of matters relating to the Company's revenue recognition practices for certain contractual arrangements, primarily with customers of the Company's formerly-owned OEM Businesses, including the accounting treatment, financial reporting and internal controls related to such arrangements (the "Investigation"). The Investigation also examined transactions to understand the practices related to manual journal entries for accrual and reserve accounts. As a result of the Investigation, the Audit Committee concluded that the Company would restate its previously issued audited financial statements for fiscal years 2018, 2017, and 2016, selected financial data for fiscal years 2015 and 2014, the condensed consolidated financial statements for the quarterly periods within these years commencing with the first quarter of 2016, as well as the condensed consolidated financial statements for the quarterly periods within the 2019 fiscal year.

On August 3, 2022, the Company reached a settlement with the SEC concluding and resolving in its entirety the Investigation. Under the terms of the settlement, the Company paid a civil penalty of $2.0 million which was previously accrued in our consolidated balance sheets. In addition to the settlement the Company received $0.6 million from former executives related to recouped compensation which was previously accrued in "Prepaid and other current assets" on the consolidated balance sheets. For the Investigation, there were no amounts outstanding as of December 31, 2022.

25. Related Party Transactions

The Company's related parties include: i) a person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if he or she does not presently serve in that role) an executive officer, director or nominee for election as a director; ii) greater than five percent beneficial owner of the Company's common stock; or iii) immediate family member of any of the foregoing. The Company did not enter into any related party transactions in 2022. The following transactions were determined to be with related parties at the time of the transaction:

The Holo Surgical Acquisition

As discussed in Note 7, on September 29, 2020, the Company entered into the Holo Purchase Agreement, pursuant to which, among other things, the Company consummated the Acquisition on October 23, 2020. As consideration for the Acquisition, the Company paid to the Seller $30.0 million in cash and issued to the Seller 208,333 shares of its common stock with a fair value of $12.3 million. In addition, the Seller will be entitled to receive contingent consideration from the Company valued at $24.1 million as of December 31, 2022, which must be first paid in shares of our common stock (in an amount up to 288,333 shares) and then paid in cash thereafter, contingent upon and following the achievement of certain regulatory, commercial and utilization milestones by specified time periods occurring up to the sixth (6th) anniversary of the Closing Date. Dr. Pawel Lewicki was appointed to the Company's board of directors on November 23, 2020 and served through May 10, 2022 and Dr. Krzysztof Siemionow was the Company's former Chief Medical Officer. Lewicki and Siemionow indirectly owned approximately 57.5% and 42.5%, respectively, of the outstanding ownership interests in the Seller prior to the acquisition being executed.

INN Acquisition

On December 30, 2021, we executed the INN Purchase Agreement with the related party sellers, Dr. Siemionow, and Dr. Lewicki who own the remaining 58% of INN evenly. See Note 1, Note 7 and Note 12 for further discussion on amounts outstanding to them.

26. Subsequent Events

The Company evaluated subsequent events as of the issuance date of the consolidated financial statements as defined by FASB ASC 855, *Subsequent Events.*

Coflex Purchase Agreement

On February 28, 2023, the Company's indirect subsidiary Surgalign SPV, Inc., a Delaware corporation ("Surgalign SPV") formed in February 2023, Surgalign Spine Technologies, Inc, a Delaware corporation and sole stockholder of Surgalign SPV ("Seller"), the Company and Xtant Medical Holdings, Inc., a Delaware corporation ("Xtant" or "Buyer") entered into an Equity Purchase Agreement (the "Coflex Purchase

Agreement"), pursuant to which, among other things and concurrently with execution thereof, Xtant acquired 100% of the issued and outstanding equity of Surgalign SPV, from Seller (the "Coflex Transaction"). No material relationship exists between Xtant and the other parties, other than with respect to the material definitive agreements.

The aggregate consideration paid in the Coflex Transaction for 100% of Surgalign SPV's equity securities was $17.0 million in cash. As a result of the Coflex Transaction, Xtant acquired the Company's Coflex and Cofix product lines in the United States and worldwide intellectual property rights therein. Seller, Surgalign SPV and Xtant also entered into a Transition Services Agreement, dated as of February 28, 2023 (the "Transition Services Agreement"), in connection with the Coflex Transaction pursuant to which Seller has agreed to provide certain transition services to Xtant immediately after the closing for an agreed upon transition period.

Pre-funded warrant exercise

On February 27, 2023, 465,000 shares of the pre-funded warrants were exercised. In addition on March 27, 2023, 833,000 shares of pre-funded warrants were exercised, leading to 3,631,000 pre-funded warrants still outstanding as of March 27, 2023.

SURGALIGN HOLDINGS, INC. AND SUBSIDIARIES
Schedule II
Valuation and Qualifying Accounts
Years Ended December 31, 2022 and 2021
(Dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions, Write-offs, or Payments	Balance at End of Period
For the year ended December 31, 2022:				
Allowance for doubtful accounts	$ 9,272	$ 1,982	$1,393	$ 9,861
Allowance for product returns	105	—	50	55
Deferred tax asset valuation allowance	65,007	12,600	484	77,123
For the year ended December 31, 2021:				
Allowance for doubtful accounts	8,203	1,722	$ 653	$ 9,272
Allowance for product returns	105	—	—	105
Deferred tax asset valuation allowance	45,126	20,459	578	65,007

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<center>**SURGALIGN HOLDINGS, INC.**</center>

March 30, 2023   By: /s/ Terry M. Rich

Terry M. Rich
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Terry M. Rich Terry M. Rich	President and Chief Executive Officer (Principal Executive Officer)	March 30, 2023
/s/ David B. Lyle David B. Lyle	Chief Financial Officer (Principal Financial Officer)	March 30, 2023
/s/ Christopher S. Thunander Christopher S. Thunander	Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	March 30, 2023
/s/ Sheryl L. Conley Sheryl L. Conley	Chair of the Board of Directors	March 30, 2023
/s/ Thomas A. McEachin Thomas A. McEachin	Director	March 30, 2023
/s/ Mark D. Stolper Mark D. Stolper	Director	March 30, 2023
/s/ Paul G. Thomas Paul G. Thomas	Director	March 30, 2023
/s/ Nicholas J. Valeriani Nicholas J. Valeriani	Director	March 30, 2023

Exhibit 31.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO
EXCHANGE ACT RULES 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Terry M. Rich, certify that:

1. I have reviewed this Annual Report on Form 10-K of Surgalign Holdings, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2023

/s/ Terry M. Rich
_____

Name: Terry M. Rich
Title: President and Chief Executive Officer

Exhibit 31.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO
EXCHANGE ACT RULES 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, David B. Lyle, certify that:

1. I have reviewed this Annual Report on Form 10-K of Surgalign Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2023

/s/ David B. Lyle
Name: David B. Lyle
Title: Chief Financial Officer

Exhibit 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Surgalign Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Terry M. Rich, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 30, 2023

/s/ Terry M. Rich
_____

Name: Terry M. Rich
Title: President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document. **A signed original of this written statement required by Section 906 has been provided to Surgalign Holdings, Inc. and will be retained by Surgalign Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.**

Exhibit 32.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Surgalign Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David B. Lyle, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 30, 2023

/s/ David B. Lyle
Name: David B. Lyle
Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document. **A signed original of this written statement required by Section 906 has been provided to Surgalign Holdings, Inc. and will be retained by Surgalign Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.**